As confidentially submitted with the U.S. Securities and Exchange Commission on December 4, 2023.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________

Rise Smart Group Holdings Limited
(Exact Name of Registrant as Specified in its Charter)

_________________

Cayman Islands	8200	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Rise Smart Group Holdings Limited
Room 903, Floor 9, Tower 1
Silvercord, 30 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
+852 2980 2306

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
Phone: +1 (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________

With a Copy to:

Daniel D. Nauth Nauth LPC 217 Queen Street W, Toronto, ON M5H 1P4 Canada +1 (416) 477-6031	Mark E. Crone, Esq. Liang Shih, Esq. Ron Levy, Esq. The Crone Law Group P.C. 420 Lexington Avenue, Suite 2446 New York, NY 10170 Telephone: +1 646-861-7891

_________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Prospectus are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED DECEMBER 4, 2023,

[    ] Ordinary Shares

Rise Smart Group Holdings Limited

This is an initial public offering (the “Offering”) of our Ordinary Shares. We are offering on a firm commitment basis, [•] Ordinary Shares, par value US$1 per share (“Ordinary Shares”). We expect the initial public offering price will be $[•] per Ordinary Share. Prior to this Offering, there has been no public market currently for our Ordinary Shares. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[•]”. This Offering is contingent upon us listing our Ordinary Shares on Nasdaq or another national exchange. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on the Nasdaq Capital Market or another national exchange.

Investors are cautioned that they are not buying shares of the operating company based in Hong Kong but instead are buying shares of a shell company that the issuer incorporated in the Cayman Islands that operates through its subsidiaries in Hong Kong, which involves unique risks to investors. Investors may never hold equity interests in our subsidiaries in Hong Kong. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiary’s operations and/or a material change in the value of our Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Please refer to “Risk Factors — Risks related to our corporate structure — Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares.” on page 18 for further information.

Unless otherwise stated, as used in this prospectus, the terms “we,” “us,” “our Company,” and the “Company” refer to Rise Smart Group Holdings Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands with no material operations. We conduct all of our operations through our subsidiary, Rise Smart Hong Kong, established under the laws of the Hong Kong Special Administrative Region (“Hong Kong SAR” or “Hong Kong”).

We are, and will continue to be, a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market Rules. Mr. Kin Cho Li, our Chairman and Chief Executive Officer, will beneficially own approximately [•]% of our then-issued and outstanding Ordinary Shares and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this offering, assuming the underwriters do not exercise its option to purchase additional Ordinary Shares. For further information, see “Principal Shareholders.” Although we do not intend to rely on the “controlled company” exemption under Rule 5615(c)(1) of the Nasdaq Stock Market Rules, we could elect to rely on this exemption in the future. Please read the disclosures beginning on page 11 of this prospectus for more information.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, are eligible for reduced public company reporting requirements. Investing in our ordinary shares involves risks. Please see “Risk Factors” beginning on page 17 of this prospectus for more information.

We are a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Being a Foreign Private Issuer” beginning on page 11 of this prospectus for more information.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six People’s Republic of China (“PRC”) regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the China Securities Regulatory Commission (“CSRC”), prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) (the “Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively the “Draft Rules on Overseas Listing”, for public opinion.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the indirect overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before the completion of their overseas offering and listing.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Administration Overseas Securities Offering and Listing by Domestic Companies or the Confidentiality Provisions, which came into effect on March 31, 2023.    The Confidentiality Provisions require that, among other things, (1) a domestic company that conducts an overseas offering and listing both directly and indirectly should institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations; (2) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; (3) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations; (4) where a domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information; and (5) domestic companies, securities companies or securities service providers that discover any leakage or possible leakage of state secrets, working secrets of government agencies or any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall immediately take remedies and report to relevant state organs and units.

Rise Smart Group Holdings Limited is a holding company incorporated in the Cayman Islands and has one Operating Subsidiary based in Hong Kong, and it does not have any subsidiary or Variable Interest Entity (“VIE”) in mainland China or intend to acquire any equity interest in any domestic companies within mainland China, nor is it controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong with our chief executive officer, chief financial officer and all members of the board of directors based in Hong Kong who are not mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures or the Confidentiality Provisions. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as confirmed by our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, neither we nor our subsidiaries is covered by permission requirements from CSRC or any other governmental agency of mainland China that is required to approve our subsidiaries’ operations or our offering. Additionally, neither we nor our subsidiaries are required to obtain CSRC approval prior to its listing on an exchange in the U.S. Hence, as of the date of this prospectus, neither we nor our Operating Subsidiary has ever applied for any such permission or approval. We or our subsidiaries are not covered by permission or approval requirements by any PRC governmental agency required to approve us or our subsidiaries’ operations. No permissions or approvals from any PRC governmental agency have been denied since our incorporation up to the date of this prospectus. Notwithstanding the above opinion, our PRC Counsel has further advised us that uncertainties exist as to how the M&A Rules, the Trial Measures and the Confidentiality Provisions will be interpreted and implemented by Chinese regulators and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules, the Trial Measures and the Confidentiality Provisions. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required for our offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Moreover, if there is significant change to the applicable laws, regulations, or interpretations change, that require us to obtain approvals from the CSRC or other PRC regulatory agencies on, among others, the M&A Rules, the Trial Measures and the Confidentiality Provisions at any stage, including but not limited, upon the completion of this Offering, in the future, and, if in such event, we or our Hong Kong subsidiary (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC or any other PRC regulatory agencies, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless. Please refer to “Risk Factors — Risks related to our corporate structure — We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” on page 18 for further information.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.    For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on December 28, 2021, the Measures for Cybersecurity Review (the “Measures”) were published and became effective February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which the Measures further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. Our Hong Kong Operating Subsidiary currently has only served the Hong Kong local market and does not presently have any operations in mainland China. We do not currently expect the Measures to have an impact on our business, operations or this Offering, nor do we anticipate that we or our Hong Kong subsidiary are covered by permission requirements from the Cyberspace Administration of China (“CAC”) or any other government agency that is required to approve our subsidiaries’ operations, as we do not believe we may be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that is required to file for cybersecurity review before listing in the U.S., because (i) all of our operations are conducted by our Hong Kong Operating Subsidiary which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary, nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company such as ours; (iii) as of date of this prospectus, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; and (iv) as of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement we must file for a cybersecurity review. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). As confirmed by our PRC counsel, China Commercial Law Firm, based on its understanding of the PRC laws and regulations that are currently in effect, neither we nor our Hong Kong Operating Subsidiary, are currently subject to the cybersecurity review by the CAC as provided under the Measures. Additionally, neither we nor our subsidiaries are covered by requirements from the CAC or any other governmental agency that is required to approve our subsidiaries’ operations. However, there remains uncertainty as to how the Measures will be interpreted or implemented. Also, uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC. Moreover, if there is significant change to the applicable laws, regulations, or interpretations change, that require our Company to obtain approval from the CAC or any other governmental agency, and, if in such event, at any stage, including but not limited to, upon the completion of this Offering, we or our Hong Kong Operating Subsidiary (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv)are denied permission from the CAC or any other PRC regulatory agencies, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless. As of the date of this prospectus, such recent statements and regulatory actions by the PRC government, as well as regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investments or list on a U.S. or other foreign exchange. However, new regulatory actions relating to data security or anti-monopoly concerns in Hong Kong may be taken in the future and there can be no assurance as to whether such regulatory actions may have a material impact on our ability to conduct business, accept foreign investments or continue to list on a U.S. or other foreign exchange. If any or all of the foregoing were to occur, it may result in a material change to our operations and and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or become worthless. Please refer to “Risk Factors — Risks related to our corporate structure — Substantially all of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale” on page 21 for further information.

Nevertheless, since these statements and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges.

If there is significant change to the applicable laws, regulations, or interpretations change, that require our Company to obtain approval from the CAC or any other governmental agency, and, if in such event, we or our Hong Kong subsidiary at any stage, including but not limited to, upon the completion of this Offering, (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC, the CAC or any other relevant PRC regulatory agencies, the relevant regulatory authorities, such as the CAC or the CSRC, might have broad discretion in dealing with such violations, including: imposing fines on us or the Hong Kong subsidiaries, discontinuing or restricting the operations of the subsidiaries; imposing conditions or requirements with which we or our Operating Subsidiary may not be able to comply; restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations in Hong Kong. The imposition of any of these penalties would also result in a material and adverse effect on our ability to conduct business, and on our operations and financial condition. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this Offering or cause the value of our Ordinary Shares to significantly decline or become worthless. Moreover, we might not be able to complete this Offering, list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would also materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Our Corporate Structure — Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares” on page 18. We are advised by Hong Kong counsel, David Fong & Co., that neither we nor our Operating Subsidiary are required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of disclosure and documentation requirements of the Holding Foreign Companies Accountable Act, or the HFCAA, which took effect January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years, and this could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any

U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years, shortening the timeline for the application of the HPCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Pursuant to the HFCAA, the PCAOB issued a determination report on December 16, 2021 which found the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, which determinations were vacated on December 15, 2022. In addition, the PCAOB’s report identified the specific registered public accounting firms which were subject to these determinations, which determinations were vacated on December 15, 2022. Our current registered public accounting firm, Wei, Wei & Co., LLP, which audited our financial statements for the fiscal years ended December 31, 2022 and 2021, is headquartered in New York, New York in the U.S. and is not headquartered in mainland China or Hong Kong and was not identified in the PCAOB’s report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as continuing to pursue ongoing investigations and initiate new investigations as needed. The PCAOB has indicated it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA. See “Risk Factors — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.”

We do not use VIEs in our corporate structure. We, through our indirectly wholly-owned Operating Subsidiary, Rise Smart Holdings Limited, are engaged in providing overseas studies consultancy services in Hong Kong.

As of the current date, none of our companies has distributed any cash dividends or made any cash distributions. There are no restrictions for the transfer or distribution of cash between the companies. During the normal courses of our business, cash may be transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses, as loans or capital contribution. Since Rise Smart Group Holdings Limited (“RSGHL”) was recently incorporated, there has not been, to date, any transfers, dividends, or distributions between the holding company, RSGHL and its subsidiaries or to its investors. Rise Smart (HK) Limited and our Operating Subsidiary are permitted under the relevant laws of British Virgin Islands and Hong Kong, respectively, to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors. As of the date of this prospectus, we have not established any cash management policies that dictate how funds are transferred among RSGHL, Rise Smart (HK) Limited our subsidiaries and investors.

However, in the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or on our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Please refer to “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” and the condensed consolidating schedule and the consolidated financial statements on page 8 and “Risk Factors — Risks related to our corporate structure — We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash” on page 17 for further information.

	Per Share	Total(3)
Public offering price	$	$
Underwriter discount(1)	$	$
Proceeds to us, before expenses(2)	$	$

____________

(1)      We agreed to pay Pacific Century Securities, LLC, the representative of the underwriters (the “Representative”), a discount equal to 7.0% of the gross proceeds of the offering. We have agreed to sell to the Representative of the underwriters, for nominal consideration on the applicable closing date of this offering, warrants (the “Representative’s Warrants”) in an amount equal to 5.0% of the aggregate number of Ordinary Shares sold by us in this offering. We have also granted the Underwriters a 1% non-accountable expense allowance and agreed to reimburse certain out of pocket expenses. For a description of other terms of the Representative’s Warrants and a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 124.

(2)      The total Representative’ expenses related to this offering are set forth in the section entitled “Underwriting.”

(3)      Assumes that the underwriters do not exercise any portion of its over-allotment option.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[ ], exclusive of the above commissions. In addition, we will pay additional items of value in connection of this offering that are viewed by the Financial Industry Regulatory, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting”.

This offering (the “IPO”) is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We agree to grant the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[            ] and the total proceeds to us, after underwriting discounts and commissions but before offering expenses, will be approximately $[            ]. If we complete this offering, net proceeds will be delivered to our company on the closing date.

Neither the U.S. SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Pacific Century Securities, LLC

The date of this prospectus is _____________, 2023.

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or in any free-writing prospectuses prepared by us or on our behalf or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the U.S.: Neither we, nor the underwriters have taken any action that would permit a public offering of the Ordinary Shares outside the U.S. or permit the possession or distribution of this prospectus or any related free writing prospectus outside the U.S.. Persons outside the U.S. who come into possession of this prospectus or any related free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of the prospectus outside the U.S..

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from market research, publicly available information and industry publications, including from Frost & Sullivan, an independent market research and consulting firm with respect to information on the Overseas Studies Consultancy Services industry in Hong Kong. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

We are incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Amended Memorandum and Articles” refers to our memorandum and articles of association to be in effect upon completion of this Offering;

•        “BNO” refers to British National (Overseas) passport, a British passport for persons with British National (Overseas) citizenship

•        “China” or the “PRC” refers to the People’s Republic of China;

•        “Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “Frost & Sullivan” refers to Frost & Sullivan Limited, an independent market research agency, which is an independent third party;

•        “Government” refers to the government of Hong Kong;

•        “Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

•        “Offering” refers to the initial public offering of Rise Smart Group Holdings Limited;

•        “Operating Subsidiary” refers to Rise Smart Hong Kong;

•        “our Group” or “the Group” refers to Rise Smart Group Holdings Limited and its subsidiaries;

•        “PRC Counsel” refers to China Commercial Law Firm;

•        “Rise Smart Hong Kong” refers to Rise Smart Holdings Limited, our subsidiary incorporated in Hong Kong

•        “Rise Smart UK” refers to Rise Smart Holdings Limited, our subsidiary incorporated in the UK

•        “SEC” refers to the U.S. Securities and Exchange Commission;

•        “shares”, “Share” or “Ordinary Shares” refers to the ordinary shares of Rise Smart Group Holdings Limited, with par value of $1 each;

•        “we”, “us”, “our Company”, “our” or “the Company” refers to Rise Smart Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;

•        “H.K. dollar”, “H.K. dollars”, or “HK$” refers to the legal currency of Hong Kong;

•        “UK” refers to the United Kingdom of Great Britain and Northern Ireland

•        “U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the United States.

Our business is conducted by our indirectly wholly-owned Operating Subsidiary in Hong Kong, using H.K. dollars, the currency of Hong Kong. Our audited consolidated financial statements (“CFS”) and unaudited condensed consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our audited CFS and unaudited condensed CFS in U.S. dollars. These dollar references are based on the exchange rate of H.K. dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

EXCHANGE RATE INFORMATION

The Company’s principal country of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The following table outlines the currency exchange rates that were used in preparing the registration statement:

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Period-end spot rate	US$1 = HK$7.84	US$1 = HK$7.85
Average rate	US$1 = HK$7.84	US$1 = HK$7.83
	Year Ended December 31, 2022	Year Ended December 31, 2021
Year-end spot rate	US$1 = HK$7.81	US$1 = HK$7.80
Average rate	US$1 = HK$7.83	US$1 = HK$7.77

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in the section titled “Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

•        our business and operating strategies and plans of operation;

•        the amount and nature of, and potential for, future development of our business;

•        our Company’s dividend distribution plans;

•        the regulatory environment as well as the general industry outlook for the industry in which we operate;

•        future developments in the industry in which we operate; and

•        the trend of the economy of Hong Kong and the world in general.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in the section titled “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

v

PROSPECTUS SUMMARY

This summary highlights information contained in greater details elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

This prospectus contains information from a report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information on the overseas studies consultancy service industry in Hong Kong.

Our Mission

Our mission is to become the leading overseas studies consultancy service provider in Hong Kong. We strive to provide one-stop services to cater to students’ overseas studies needs.

Overview

We are an exempted company incorporated under the laws of the Cayman Islands on June 14, 2023. As a holding company with no material operations of our own, we conduct our business through our wholly-owned Hong Kong Operating Subsidiary, Rise Smart Holdings Limited, founded on January 9, 2006. We mainly provide services to local students who are seeking secondary education and higher education studies in the United Kingdom (“UK”), Australia, Canada, and New Zealand. According to Frost & Sullivan, we are an established overseas studies consultancy services provider with, a market share of approximately 11.8% in terms of revenue in 2022. Through the continued efforts of our management, our total revenue increased from US$0.7 million for the fiscal year ended December 31, 2021 to US$1.7 million for the year ended December 31, 2022. We principally provide overseas studies consultancy services to students in Hong Kong. We also provide other value-added services such as (i) tutoring services to students by cooperating with tutoring agencies to provide online tutoring services to students; and (ii) visa consultation services to facilitate customers’ development in the UK, Canada, and Australia.

Our Values

At our Company, we stand by our core values, which are essential to our success. We believe these values not only guide our business and define our brand, but also deliver real financial and operational benefits for us and our customers.

Our core values include:

•        Conducting our business with fairness and integrity;

•        Maintaining a high level of expertise in providing overseas studies consultancy service;

•        Listening and responding to our customers’ needs; and

•        Providing one-stop service to address our customers’ overseas studies needs.

Competitive Strengths

We believe that the following strengths have contributed to our success and are differentiating factors that set us apart from our peers.

•        Established track record:    In our operating history of more than 15 years, we have focused on providing overseas studies consultancy services and built up our expertise and track record in overseas studies consultancy. We have devoted substantial efforts to expanding our network of overseas education providers. We take pride in our network in successfully placing students with the overseas education providers. Through our quality of service and continued marketing efforts, we believe we have established our reputation as a reliable overseas studies consultancy services provider in Hong Kong.

•        One-stop service to cater to students’ overseas studies need:    We provide a one-stop service to cater to students’ overseas studies needs by offering a wide range of services to students before and after their placement to overseas education providers. In 2018, we expanded our service offerings to provide value-added services such as tutoring and visa consultation to students. We believe that by providing a one-stop service to the students we can ensure their satisfaction and eliminate the hassle of looking for other service providers.

•        Established network of subagents:    Since 2018, we have been establishing business relationships with subagents, which include overseas studies consultancy service providers and individuals, who refer students seeking overseas studies with overseas education providers who we have a business relationship with. Since 2021, we have been actively cooperating with subagents to enhance our market presence among students. We believe having a wide network of subagents allow us to reduce reliance on word of mouth referrals from students and parents, while enabling us to broaden the base of potential students whom we can serve and ensure a stable revenue stream.

•        Experienced and dedicated management and education consultants:    Our management team has extensive knowledge and experience in providing overseas studies consultancy services in Hong Kong. Mr. Kin Cho Li, our Chief Executive Officer and Chairman, has approximately 15 years of experience in the overseas studies consultancy service industry. We believe our management and our education consultants understand the needs of students and their parents well to offer them suitable study programs, assist them with their applications, and offer them value-added services to cater to their individual needs.

Our Growth Strategies

Our principal growth strategies are to further strengthen our market position, increase our market share and capture the growth in the Hong Kong overseas studies consultancy service industry. We intend to achieve our business objectives by expanding our scale of operation through our intended effort in actively seeking opportunities in expanding our market presence and expanding our customer base. To achieve these goals, we plan to implement the following strategies:

•        Enhance our service capabilities by pursuing appropriate strategic acquisition opportunities:    We believe that suitable acquisition opportunities will strengthen our one-stop service to cater to students’ overseas studies needs. We plan to enhance our service capabilities by acquiring a majority stake in one or two education services providers in Hong Kong or overseas that could (i) expand our network of overseas education providers directly or indirectly; (ii) expand our reach to students; and (iii) offer services that are unique and beneficial to students and could complement our existing service offerings.

•        Maintain stable relationships with our existing network of overseas education providers and expanding our customer base:    We intend to arrange site visit to existing network and potential overseas education providers to continue providing a broad range of quality choices to prospective students and their parents to consider, thereby increasing our chances in successful placements. We also intend to leverage our existing wide network of overseas education providers to develop our connections with subagents to expand our reach to potential students. Further, we are constantly expanding our portfolio of services to provide a one-stop service to our students and to ensure that their overseas studies needs are addressed.

•        Establish our service presence in the North America market:    Leveraging our established track record and our reliable relationships with North American education service providers, we believe we will be able to tap into the huge potential of providing students with the opportunities to study in North America. We plan to expand our presence in North America by setting up regional offices at major cities in Canada and/or the U.S.. We plan to selectively pursue mergers and acquisitions, investments, and corporations with local companies to deepen our connection with local education service providers. We will also explore the possibility of forming strategic partnerships with other overseas education consultancy service providers in Hong Kong with a strong establishment in North America to expand our service coverage in North America in a swift and effective manner.

•        Expand our information technology system and technical capabilities:    We plan to invest in our technological platform by upgrading the function and capabilities of our existing information technology system by (i) investing in the use of artificial intelligence in the recommendation of overseas education providers to students in the application process; and (ii) improving our existing data related technology in relation to student relationship management and commission management. Such improvements will increase the likelihood of our successful placement and enable our management to closely monitor and manage each student’s case to provide the best possible services to them.

Threats and Challenges

According to Frost & Sullivan, we face the following threats and challenges:

•        Political and economic instability:    Overseas studies consultancy services is the industry that leverages geographical barriers to create economic benefits. The market is particularly susceptible to the change in political and economic environmental between countries; this includes currency changes, diplomatic approach by each governors as well as societal activities in different regions. Also, unlike retail service industry where customer consumption can be more easily aroused by increased advertisement or a change in product package and offerings; overseas study is a rather high-value product and consumer’s economic power is a critical factor to consumption behavior.

•        Fierce industry competition:    There is intensifying competition from both established players and new entrants in Hong Kong’s overseas study consultancy industry. Existing players have been aggressively trying to gain market share through price competition, marketing and mergers/acquisitions, which puts downward pressure on prices, margins and market dominance. Staying ahead requires hefty investments in areas like marketing, technology, and acquiring and retaining talent.

•        Emerging destinations:    Previously, the UK and Australia were among the top choices for Hong Kong students seeking overseas education due to factors such as cultural familiarity, global reputation and post-study work opportunities. In recent years, Canada has become a popular study destination due to its favorable post-graduation work and immigration policies for international students. Asia destinations are also an increasing trend. Singapore and Vietnam have high-quality yet affordable universities, as well as lower costs of living. Their proximity to Hong Kong in terms of culture and travel reduces worries for students and parents regarding adjustment and safety. Overall, popular study destinations for Hong Kong students have diverged in recent years.

•        Diversification of consulting service scope:    With a view to seizing greater market opportunities, industry players are expanding their service offerings both vertically and horizontally. For instance, some consultancies are now targeting younger students seeking overseas high school, diploma and postgraduate course, with an aim to building long-term relationships with students from an earlier stage which opens up opportunities for cross-selling and upselling services over their entire education journey. Some consultancies offer post-educational service such as offering vocational education and skills training courses abroad, as well as internship and work placement services while students are undergoing the education program. Leveraging connections with multinational companies, organizations and alumni abroad, these consultancies open up career opportunities that enhance the appeal of study opportunities in those destinations. Accordingly, with competition intensifying in this industry, targeted and strategic diversification balanced with sustaining core strengths will be the key trend for service providers.

Market and Competition

According to Frost & Sullivan, the gross value of overseas education consultancy services market in Hong Kong increased from approximately HK$82.1 million (US$10.5 million) in 2018 to HK$113.5 million (US$14.6 million) in 2022, representing a Compound Annual Growth Rate (“CAGR”) of 8.4%. Driven by (i) the growing economic status spurring willingness to pursue abroad education, as the per capita GNI in Hong Kong increased from HK$398,551 in 2018 to HK$410,772 in 2022. As economies prosper and more families attain middleclass status, they gain both motivation and financial means to pursue a foreign education; (ii) complicated application procedure and evolving requirements encourage students to consult consultancies to navigate the application process; (iii) growing sub-sectors in the overseas study consultancy services market from undergraduate programs to high schools, boarding schools and a wider range of programs; and (iv) the desire for students to look for diversified choices and a broad range of options in terms of destinations, programs and types of institutions encourage students to look for consultancies for guidance, we expect the demand of overseas education consultancy services will further increase. As such, we believe that we should enhance our service capabilities, expand our customer base, establish our service presence in the North America market and expand our information technology system to enhance our competitiveness and capture the potential opportunities in the growing overseas education consultancy services market in Hong Kong. The gross value of overseas consultancy services market in Hong Kong is expected to increase from HK$113.5 million (US$14.6 million) in 2022 to HK$153.7 million (US$19.7 million) in 2027, a CAGR of 6.4%.

Significant Risk Factors

Risks Related to Our Corporate Structure

•        We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash (see page 17 of this prospectus).

•        Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares (see page 18 of this prospectus).

•        We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations (see pages 18 – 21 of this prospectus).

•        Substantially all of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale (see pages 21 – 22 of this prospectus).

•        If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless (see page 22 of this prospectus).

Risks Related to Our Business and Industry

•        We cannot guarantee whether we can maintain the number of students we have successfully placed in the past and any reduction in future placements may affect our financial condition and impact our relationship with overseas education providers (see page 22 of this prospectus).

•        The sustainability of our business depends on the market awareness of our brand and therefore if we are not able to maintain our brand or if our brand is otherwise tarnished, our business, financial condition and results of operations may be materially and adversely affected.

•        A majority of our revenue was derived from overseas education providers in the UK and Australia and any material change in the landscape for studying in the UK and Australia may materially and adversely affect our business and financial performance (see page 23 of this prospectus).

•        Changes in the foreign exchange rate for foreign currencies against our functional currency may materially and adversely affect our operating performance as well as our financial position (see page 23 of this prospectus).

•        If we fail to maintain and expand our network of overseas education providers and sub-agents, our business, financial condition and prospects may be materially and adversely affected (see pages 23 – 24 of this prospectus).

•        If our existing agency agreements entered with the overseas education providers are terminated or not extended or we otherwise cannot maintain a positive relationship with existing overseas education providers in our network, our business, financial position, results of operations and prospects will be materially and adversely affected (see page 24 of this prospectus).

•        If we cannot maintain a positive relationship with our subagents and tutoring agencies, our business, financial potion, results of operations and prospects will be materially and adversely affected (see page 24 of this prospectus).

•        We rely on our three education consultants in providing consultancy services to prospective students and if we fail to recruit and retain suitable education consultants on commercially acceptable terms, our operations, reputation and financial condition may be materially and adversely affected (see pages 24 – 25 of this prospectus).

•        Loss of key management for our operations may materially affect our operations (see page 25 of this prospectus).

•        Our operating results are affected by seasonality particularly with reference to the academic term in the UK (see page 25 of this prospectus).

•        Significant delays or failures in payment by our customers may affect our working capital and cash flows (see page 25 of this prospectus).

•        We may not be able to implement our business plans effectively to achieve future growth (see pages 25 – 26 of this prospectus).

•        Disruptions or unauthorised access to our computer systems may materially and adversely affect our operations and reputation (see page 26 of this prospectus).

•        Our Group’s business and reputation may be affected by litigation claims and our insurance may be insufficient to cover all such claims (see page 26 of this prospectus).

•        Any deterioration in the outbreak of COVID-19 may adversely affect our operation and financial condition (see page 26 of this prospectus).

•        Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us (see page 27 of this prospectus).

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares (see pages 27 – 28 of this prospectus).

•        We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary (see page 28 of this prospectus).

•        Our significant shareholder has considerable influence over our corporate matters (see page 28 of this prospectus).

•        Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition (see page 28 of this prospectus).

•        Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects (see page 29 of this prospectus).

Risks Related to Doing Business in Hong Kong

•        Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you (see page 29 of this prospectus).

•        The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong (see pages 29 – 30 of this prospectus).

•        Nasdaq may apply additional and more stringent criteria for our continued listing (see page 30 of this prospectus).

•        If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline (see page 30 of this prospectus).

•        The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering (see pages 31 – 32 of this prospectus).

Risks Related to Our Initial Public Offering And Ownership of Our Ordinary Shares

•        We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity (see pages 32 – 33 of this prospectus).

•        Our management team has limited experience managing a public company (see page 33 of this prospectus).

•        The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies (see page 33 of this prospectus).

•        We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects (see pages 33 – 34 of this prospectus).

•        We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors (see page 34 of this prospectus).

•        We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements (see pages 34 – 35 of this prospectus).

•        Future sales, or the perception of future sales, by us or our shareholder in the public market following this Offering could cause the market price for our Ordinary Shares to decline (see page 35 of this prospectus).

•        The requirements of being a public company may strain our resources and divert management’s attention (see pages 35 – 36 of this prospectus).

•        The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the IPO price (see page 36 of this prospectus).

•        We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (see pages 36 – 37 of this prospectus).

•        Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future (see page 37 of this prospectus).

•        We have broad discretion in the use of the net proceeds from our IPO and may not use them effectively (see page 37 of this prospectus).

•        Future financing may cause a dilution in your shareholding or place restrictions on our operations (see pages 37 – 38 of this prospectus).

•        There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity (see page 38 of this prospectus).

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses (see page 38 of this prospectus).

•        You will experience immediate and substantial dilution (see page 38 of this prospectus).

•        Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation (see page 39 of this prospectus).

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus (see page 39 of this prospectus).

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (see page 40 of this prospectus).

•        It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong (see pages 40 – 41 of this prospectus).

•        We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner (see page 41 of this prospectus).

•        We could become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our shares to significant adverse U.S. income tax consequences (see pages 41 – 42 of this prospectus).

•        We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Ordinary Shares for return on your investment (see page 42 of this prospectus).

•        New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs (see page 42 of this prospectus).

•        We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance (see page 43 of this prospectus).

List of Approvals or Permits

In the opinion of our Hong Kong counsel, David Fong & Co., we and our subsidiaries have received all requisite permissions or approvals and no permissions or approvals have been denied. Rise Smart Holdings Limited, our Hong Kong subsidiary, has obtained the required Business Registration Certificate from the relevant authority in Hong Kong to operate its business.

As confirmed by our PRC Counsel, China Commercial Law Firm, based on its understanding of the PRC laws and regulations currently in effect, as of the date of this prospectus, neither we nor our Operating Subsidiary, is subject to the M&A Rules, the Trial Measures, the Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this prospectus, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor our Operating Subsidiary has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. We or our subsidiaries are not covered by permission or approval requirements by any PRC governmental agency required to approve us or our subsidiaries’ operations. No permissions or approvals from any PRC governmental agency have been denied since our incorporation up to the date of this prospectus.

If we or our subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we and/or our subsidiaries are required to obtain such permissions or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our and/or our subsidiaries’ income, revoking our or our subsidiaries’ business licenses or operating licenses, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our Offering to finance our or our subsidiaries’ business and operations, and taking other regulatory or enforcement actions that could be harmful to our or our subsidiaries’ business. Any of these actions could cause significant disruption to our or our subsidiaries’ business operations and severely damage our or our subsidiaries’ reputation, which would in turn materially and adversely affect our or our subsidiaries’ business, financial condition and results of operations.

Transfers of Cash to and from Our Subsidiaries

Our business is conducted by the Operating Subsidiary, our indirectly wholly-owned entity in Hong Kong. RSGHL, the Cayman Islands holding company will rely on dividends paid by its subsidiaries — namely Rise Smart (HK) Limited, our wholly-owned British Virgin Islands subsidiary and RSGHL, our wholly-owned Hong Kong subsidiary, namely the Operating Subsidiary, for RSGHL’s working capital and cash needs, including the funds necessary to pay any dividends. RSGHL and Rise Smart (HK) Limited are Cayman Islands and British Virgin Islands holding companies, respectively. Only Rise Smart Holdings Limited, our Operating Subsidiary, operates in Hong Kong.

During the normal course of our business, cash may be transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses, as loans or capital contribution. Cash is maintained by our Operating Subsidiary, in one Hong Kong Dollar bank account in Hong Kong. Rise Smart UK has one Great Britain Pound account in the UK. We will apply to open Hong Kong Dollar savings and current bank accounts and foreign currency savings and current bank accounts in Hong Kong for RSGHL. Rise Smart (HK) Limited has no bank account.

As of the date of this prospectus, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from RSGHL to our Operating Subsidiary nor our Operating Subsidiary to Rise Smart Group Holdings Limited, our shareholders or U.S. investors. However, in the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through our Operating Subsidiary. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE, structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash from RSGHL to our Operating Subsidiary or our Operating Subsidiary to RSGHL and the investors in the U.S. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

Since RSGHL was recently incorporated, there has not been, to date, any transfers, dividends, or distributions between the holding company, RSGHL and its subsidiaries or to its investors.

Rise Smart (HK) Limited and our Operating Subsidiary are permitted under the relevant laws of British Virgin Islands and Hong Kong, respectively, to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors. As of the date of this prospectus, we have not established any cash management policies that dictate how funds are transferred among RSGHL, Rise Smart (HK) Limited our subsidiaries and investors.

Our Corporate Structure

We are a Cayman Islands company that wholly owns our British Virgin Islands subsidiary, Rise Smart (HK) Limited, which in turn, wholly owns our Hong Kong Operating Subsidiary and our UK subsidiary, Rise Smart UK.

The following diagram illustrates our corporate structure as of the date of this prospectus and on completion of the Offering. For further details on our corporate history, please refer to the section titled “Our Corporate History and Structure” appearing on page 78 of this prospectus.

The following diagram illustrates our corporate structure prior to the Offering:

Li Kin Cho
Cheong Wa Pang
Chan Ho Fai
Tang Yu Ming
80.12%
9.90%
4.99%
4.99%
Rise Smart Group Holdings Limited (1)
(Incorporated in the Cayman Islands)
100%
Rise Smart (HK) Limited (2)
(Incorporated in the British Virgin Islands)
100%
100%
Rise Smart Holdings Limited (3)
(Incorporated in Hong Kong)
Rise Smart Holdings Limited (4)
(Incorporated in the UK)

The following diagram illustrates our corporate structure after the Offering:

____________

Notes:

(1)      Rise Smart Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)      Rise Smart (HK) Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiary and our UK subsidiary.

(3)      Rise Smart Holdings Limited, a Hong Kong company, is our Operating Subsidiary.

(4)      Rise Smart Holdings Limited, a UK company, is our UK subsidiary.

Corporate Information

Our Company was incorporated in the Cayman Islands on June 14, 2023. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009. One principal executive office is located at Room 903, Floor 9, Tower 1, Silvercord, 30 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong and our phone number is +852 2980 2306. We maintain corporate websites at http://risesmart.com.hk/ and http://ourvisa.hk/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, with the telephone number +1 (800) 221-0102.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

Implications of Our Being an “Emerging Growth Company”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We have elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to U.S. domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because we expect that our Chairman and Chief Executive Officer, Mr. Kin Cho Li will hold [ ]% of our total issued and outstanding Ordinary Shares, i.e., he will own a majority of our total issued and outstanding Ordinary Shares and will be able to exercise [ ]% of the total voting power of our issued and outstanding share capital. For so long as we remain a “controlled company,” we are permitted to elect to rely, and may so rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market Rules, we could elect to rely on it in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon the completion of this Offering. Our status as a “controlled company” could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors — Our significant shareholder has considerable influence over our corporate matters.”

Offering Summary

Following completion of our IPO, ownership of RSGHL, will be as follows:

Ordinary Shares purchased
	Number	Percent
Existing shareholder		%
New investors		%
%

THE OFFERING

Issuer	Rise Smart Group Holdings Limited
Price per Ordinary Share	The purchase price will be $[ ] per Ordinary Share.
Ordinary Shares offered by us	[ ] Ordinary Shares.
Ordinary Shares Outstanding Prior to Completion of Offering	[*] Ordinary Shares.
Ordinary Shares outstanding immediately after this Offering	[ ] Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option.
Over-allotment option

We granted the underwriters the right to purchase up to an additional [    ] Ordinary Share from us within 45 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.

Listing	We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[•]”.
Assumed Offering Price per Ordinary Share	The purchase price will be $[ ].
Gross Proceeds	$[ ].
Nasdaq Capital Market Symbol	We intend to reserve the symbol [ ].
Use of Proceeds

We estimate we will receive net proceeds from this Offering of up to $[*], based on an assumed price to the public in this Offering of $[    ], after deducting underwriting fees and commissions and estimated offering expenses.

We intend to use the proceeds from this Offering for pursuing acquisitions, establishing our presence in North America, expanding our information technology system and technical capabilities and working capital.

Please refer to the section titled “Use of Proceeds”.

Risk Factors

Investing in our Ordinary Shares involves a high degree of risk and purchasers of our Ordinary Shares may lose part or all of their investment. Please refer to the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares beginning on page 17.

Lock-Up and Right of First Refusal

Our directors, executive officers, and all existing shareholders who own 5% or more of the issued and outstanding Ordinary Shares are expected to enter into lock-up agreements with the underwriters not to sell, transfer or dispose of any Ordinary Shares for a period of up to six months after this Offering is completed. In addition, we have agreed that we will not for a period of three months from the closing of the offering, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities. Please refer to the sections titled “Shares Eligible for Future Sale” and “Underwriting”.

Until twelve (12) months from (i) the closing of the offering or (ii) the termination date of the engagement between us and the Representative, unless otherwise agreed by the parties in writing, the Representative shall have a right of first refusal to act as the exclusive or joint financial advisor or in any other similar capacity, on the representative’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). Please refer to the section titled “Underwriting”.

Payment and settlement	The underwriters expect to deliver the Ordinary Shares against payment on .
Dividend Policy	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.
Transfer agent	[ ].

Summary Financial Data

The following summary presents consolidated statements of operations and cash flow data for the six months ended June 30, 2023 and 2022 and the fiscal years ended December 31, 2022 and 2021 and the summary consolidated balance sheet data as of June 30, 2023 and 2022 and December 31, 2022 and 2021, which were derived from our CFS included elsewhere in this prospectus. You should read this section in conjunction with our audited financial statements and the accompanying notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our CFS were prepared as if the current corporate structure has been in existence throughout the periods presented.

Results of Operations Data:

	Six Months Ended June 30, 2023 (Unaudited)	Six Months Ended June 30, 2022 (Unaudited)	Year Ended December 31, 2022	Year Ended December 31, 2021
	USD	USD	USD	USD
Revenue	1,073,964	741,720	1,715,578	662,705
Cost of revenue	(363,855)	(288,870)	723,660	251,773
Gross profit	710,109	452,850	991,918	410,932

Operating expenses
Selling and marketing	111,666	70,244	144,916	28,983
General and administrative	206,057	95,267	244,250	262,876
Total operating expenses	317,723	165,511	389,166	291,859

Income from operations	392,386	287,339	602,752	119,073

Other income (expense)
Interest expense, net	(10,567)	(11,013)	(21,871)	(13,808)
Other income	8,300	207	7,091	(909)
Total other income (expense), net	(2,267)	(10,806)	(14,780)	(14,717)

Income before tax expense	390,119	276,533	587,972	104,356
Income tax expense	(42,838)	(36,123)	(73,912)	(17,607)
Net income and total comprehensive income	347,281	240,410	514,060	86,749

Earning per share – Basic and Diluted	34.73	24.04	51.40	8.67

Weighted average number of shares outstanding
Ordinary shares – Basic and diluted	10,000	10,000	10,000	10,000

Balance Sheet Data:

	As of June 30, 2023 (Unaudited)	As of December 31, 2022	As of December 31, 2021
	USD	USD	USD
Cash and equivalents	599,031	258,020	146,940
Accounts receivable, net	269,741	138,751	—
Total current assets	1,251,485	1,357,844	649,379
Total non-current assets	225,587	272,038	158,191
Total assets	1,477,072	1,629,882	807,570
Total current liabilities	469,548	381,191	96,563
Total non-current liabilities	607,033	680,157	657,155
Total liabilities	1,076,581	1,061,348	753,718
Total shareholders’ equity	400,491	568,534	53,852

Statements of Cash Flows Data:

	Six Months Ended June 30, 2023 (Unaudited)	Year Ended December 31, 2022	Six Months Ended June 30, 2022 (Unaudited)	Year Ended December 31, 2021
	USD	USD	USD	USD
Cash provided by operating activities	49,343	532,566	222,711	51,938
Cash (used in) investing activities	—	(68,332)	(65,602)	(47,243)
Cash provided by (used in) financing activities	289,135	(353,736)	(236,620)	27,480
Net change in cash and cash equivalents	341,011	111,080	(78,045)	31,405
Cash and cash equivalents as of beginning of period	258,020	146,940	146,940	115,535
Cash and cash equivalents as of the end of period	599,031	258,020	68,895	146,940

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Our Corporate Structure

We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

RSGHL is a holding company, and we will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate we will retain any earnings to support operations and to finance the growth and development of our business. If any of the Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Please refer to the section titled “Dividend Policy” for more information.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s liabilities do not exceed its assets and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from RSGHL to our Operating Subsidiary or our Operating Subsidiary to Rise Smart Group Holdings Limited, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares.

Although we have direct ownership of our operating entity in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and RSGHL, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiary’ operations and/or a material change in the value of our Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006, and amended on June 22, 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) (the “Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively the “Draft Rules on Overseas Listing”, for public opinion.

RSGHL is a holding company incorporated in the Cayman Islands with one operating entity based in Hong Kong and one subsidiary based in the UK which has not engaged in any business activity, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of RSGHL are based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A

Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, as confirmed by our PRC counsel, China Commercial Law Firm, as of the date of this prospectus, the CSRC’s approval or review is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

We are aware that, in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021,the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on December 28, 2021, the Measures were published and became effective February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and this Offering in the future. As of the date of this prospectus, our Operating Subsidiary does not have any mainland China individuals as clients. However, our Operating Subsidiary may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this prospectus, as confirmed by our PRC counsel, China Commercial Law Firm, we do not expect the Measures to have an impact on our business, operations or this Offering to subject us or our Operating Subsidiary to permission requirements from the CAC or any other government agency that is required to approve our subsidiaries’ operations, as we do not believe we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our operations are conducted by our Operating Subsidiary which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this prospectus, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiaries’ business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our subsidiaries’ operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this

Offering or cause the value of our Ordinary Shares to significantly decline or become worthless. As of the date of this prospectus, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for this offering and any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies or the Confidentiality Provisions, which came into effect March 31, 2023. The Confidentiality Provisions require that, among other things, (1) a domestic company that conducts an overseas offering and listing both directly and indirectly should institute a sound confidentiality and archives administration system and take the necessary measures to fulfill confidentiality and archives administration obligations; (2) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; (3) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations; (4) where a domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information; and (5) domestic companies, securities companies or securities service providers that discover any leakage or possible leakage of state secretes, working secrets of government agencies or any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall immediately take remedies and report to relevant state organs and units.

As of the date of this prospectus, we are advised by Hong Kong counsel, David Fong & Co., that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As confirmed by our PRC Counsel, China Commercial Law Firm, based on its understanding of the PRC laws and regulations currently in effect, as of the date of this prospectus, neither we nor our Operating Subsidiary, is subject to the M&A Rules, the Trial Measures, the Confidentiality Provisions, the Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this prospectus, nor are we currently covered by permission were from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor our Operating Subsidiary has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. We or our subsidiaries are not covered by permission or approval requirements by any PRC governmental agency required to approve us or our subsidiaries’ operations. No permissions or approvals from any PRC governmental agency have been denied since our incorporation up to the date of this prospectus. Notwithstanding the above opinion, our PRC Counsel has further advised us that uncertainties exist as to how the M&A Rules and, the Trial Measures and the Confidentiality Provisions will be interpreted and implemented by Chinese regulators and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and, the Trial Measures and the Confidentiality Provisions. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required for our offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Moreover, if there is significant change to the applicable laws, regulations, or interpretations change, that require us to obtain approvals from the CSRC or other PRC regulatory agencies on, among others, the M&A Rules, the Trial Measures and the Confidentiality Provisions at any stage, including but not limited, upon the completion of this Offering, in the future, and, if in such event, we or our Hong Kong subsidiary (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC or any other PRC regulatory agencies, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless.

Substantially all of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiary’s operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change with little advance notice. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it began an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s app be removed from smartphone app stores. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Furthermore, given the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government in 2022 and 2023, including the Measures, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Risks Related to Our Business and Industry

We cannot guarantee whether we can maintain the number of students we have successfully placed in the past and any reduction in future placements may affect our financial condition and impact our relationship with overseas education providers.

For the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, we placed 198, 371 and 36 students with overseas education providers, respectively. We strive to match students in Hong Kong who seek overseas studies with overseas education providers based on each individual student’s preferences and personal circumstances as well as such student’s suitability for the relevant academic program. We established a wide network of overseas education providers who offer a wide range of study programs which increase the likelihood of a successful match. However, we cannot guarantee we can maintain the number of students we have placed in the past in the future as the decision of the overseas education providers to enroll students the students’ decision to enroll are out of our control. A reduction in the number of successful placement of students may therefore affect our financial condition and may cause pressures on our cash flow. Additionally, if we fail to place students with overseas education providers, in our network, for a substantial period of time, the relationship between us and such overseas education providers may be materially and adversely affected which may accordingly affect their decision to maintain their agency agreements with us.

The sustainability of our business depends on the market awareness of our brand and therefore if we are not able to maintain our brand or if our brand is otherwise tarnished, our business, financial condition and results of operations may be materially and adversely affected.

Recommendation from friends and family is one of the most important aspects for prospective students or their parents to select an overseas studies consultancy. Having a good reputation increases the possibility of recommendation by students or parents who previously benefited from our consultancy services. Overseas studies consultancies that have long establishment history, a good track record, and a good reputation are more likely to attract new prospective students based on word of mouth referrals of previous students or parents who used the services and therefore are able to enjoy a stable revenue stream. We believe that market awareness of our “Rise Smart” brand contributed significantly to the success and growth of our business particularly in our students’ consultancy and placement services and the expansion of our network of overseas education providers. We place advertisements and distribute leaflets to promote our services. We host multiple online and offline seminars on overseas studies, visa consultation, and language test preparation services. However, we cannot assure you that our future marketing efforts will continue to be successful or be sufficient in further promoting our brand or in helping us remain competitive.

In addition, our ability to maintain our brand may be affected by the actions of third parties beyond our control including but not limited to (i) students’ and their parents’ satisfaction with the teaching or administration of the overseas education providers, accidents or mishaps encountered during their overseas studies, (ii) dissatisfaction with our overseas education providers based on the quality of students placed by us and (iii) negative press related to us, the students and their parents or overseas education providers in our network. If our brand is tarnished, interest in our consultancy by potential students and their parents may decrease and the overseas education providers may terminate their agreements or relationships with us and therefore our business, financial condition and results of operations may be materially and adversely affected.

A majority of our revenue was derived from overseas education providers in the UK and Australia and any material change in the landscape for studying in the UK and Australia may materially and adversely affect our business and financial performance.

Our revenue from overseas education providers in the UK and Australia was 96.4%, 87.9% and 83.7% of our total revenue from commission income for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, respectively. Accordingly, the demand from students in Hong Kong for studying in the UK and Australia and therefore our operating results may be affected by any material change in the landscape for studying in the UK and Australia including but not limited to the change in (i) the education system of these countries, (ii) ranking and popularity of the education providers in these countries, (iii) complexity in admission and immigration procedures for overseas studies in these countries, and (iv) cost of overseas studies and living in these countries, all of which are beyond our control. Any failure on our part to adequately and promptly respond to changes in overseas studies landscape in the UK and Australia may materially and adversely affect our business and financial performance.

Changes in the foreign exchange rate for foreign currencies against our functional currency may materially and adversely affect our operating performance as well as our financial position.

For the six months ended June 30, 2023 and 2022 and the two years ended December 31, 2022, a substantial part of our revenues were denominated in foreign currencies based on the locality of our customers including, among others, Great Britain pound, Australian dollar and Canadian dollar, with a relatively larger exposure to the Great Britain pound, Australian dollar and Canadian dollar given that a substantial amount of our revenues were generated from the UK, Australia and Canada. Aside from payables to our suppliers, including our subagents and tutoring agencies, most of our costs, including rental expenses, staff costs and marketing expenses are incurred in Hong Kong dollar. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between H.K. dollar and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this Offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

If we fail to maintain and expand our network of overseas education providers and sub-agents, our business, financial condition and prospects may be materially and adversely affected.

Our network currently consists of overseas education providers from various countries including the UK, Australia, Canada, New Zealand and the U.S. As at June 30, 2023 we entered into agency agreements for study programs with over 150 overseas education providers. We and our overseas studies consultancy services provider peers that have established business relationships with have cooperation with over 500 overseas education providers.

Since 2018, we have established business relationships with subagents, which include overseas studies consultancy service providers and individuals, who refer students seeking overseas studies with overseas education providers who we have a business relationship with. Since 2021, we have cooperated subagents to enhance our market presence among students.

As we strive to match students in Hong Kong with overseas education providers based on each individual student’s preferences and personal circumstances as well as such student’s suitability for the relevant academic program, an extensive network of overseas education providers will enhance the possibility of our successful matching of prospective students with their preferred overseas education providers. On the other hand, a wide network of subagents allow us to reduce reliance on word of mouth referrals from students and parents, while enabling us to broaden the base of potential students whom we can serve and ensure a stable revenue stream. Failure to maintain and expand our network of overseas education providers and subagents from time to time may therefore affect the number of successful placements from such matching.

If our existing agency agreements entered with the overseas education providers are terminated or not extended or we otherwise cannot maintain a positive relationship with existing overseas education providers in our network, our business, financial position, results of operations and prospects will be materially and adversely affected.

During the six months ended June 30, 2023 and 2022 and the year ended December 31, 2022 and 2021, our revenue was principally derived from the commission income for our student placement with overseas education providers in our network. The agency agreements with overseas education providers are based on each overseas education provider’s standard form and may include termination rights. If existing agency agreements entered with our customers were terminated early or if we are not able to extend such agency agreements after their expiration, if any, due to any reasons including dissatisfaction with our services or a worsening of our relationship with the overseas education providers, our business and financial condition may be materially and adversely affected.

If we cannot maintain a positive relationship with our subagents and tutoring agencies, our business, financial potion, results of operations and prospects will be materially and adversely affected.

Since 2018, we have established business relationships with subagents, which include overseas studies consultancy service providers and individuals, which refer students seeking overseas studies with overseas education providers which we have a business relationship with. Since 2021, we have cooperated with subagents to enhance our market presence among students. We maintain relationships with our subagents and collaborate with each other in our business and operation. Our subagents can gain access to our network of overseas education providers while we can reach a wider audience of students. We believe our subagent network allows us to maximize our market presence in Hong Kong. If we cannot maintain a positive relationship with our subagents, the number of successful placement of students to overseas education providers in our network may be reduced, leading to an adverse impact on our operational and financial results.

We work with local tutoring agencies in the UK to provide online tutoring services to students who (i) wish to study overseas and be better prepared for the exams required; or (ii) are currently studying overseas and would like to improve their grades. We generally collect the tutoring fee from the students. We engage the tutoring agencies to provide tutoring services to our students by paying them the tutoring fee collected from our students less a certain percentage. The tutoring agencies generally invoice us once per month. If we cannot maintain a positive relationship with the tutoring agencies, the number of our course offerings may reduce, leading to an adverse impact on our operational and financial results.

We rely on our three education consultants in providing consultancy services to prospective students and if we fail to recruit and retain suitable education consultants on commercially acceptable terms, our operations, reputation and financial condition may be materially and adversely affected.

As at December 31, 2023, we have three education consultants. As our daily operations of overseas studies consultancy services involves frequent communications between our education consultants and students and their parents on one side and the overseas education providers on the other side, our quality of services and therefore the students’ and their parents’ satisfaction of our consultancy services depends on the experiences and expertise of our education consultants. Our education consultants’ experiences and expertise in matching suitable overseas education providers with students pursuing overseas study are crucial to our operations, reputation and financial performance. On top of basic salaries, we incentivize our education consultants through commissions and discretionary bonuses in order to retain the services of our existing education consultants and recruit potential new education consultants for our expansion. If we fail to recruit and retain suitable education consultants, there may be a reduction in the availability and quality of consultancy services we provide to students and their parents that may impact our brand and reputation. Furthermore, if our education consultants act dishonestly or unethically while assisting prospective students and their parents, we may receive complaints and claims from students and/or their parents. In serious cases involving misconduct or our education consultants’ practices that may be contrary to the standards set out in our agency agreements with overseas education providers, such overseas education providers may terminate their relationship with us.

Although we do not foresee that any of our three education consultants will depart from our group in the near future or we will encounter difficulties in recruiting suitable education consultants from the market, there is no assurance we will be able to recruit and retain sufficient suitable education consultants as and when needed. If there is any material shortage of our education consultants or we have any unsuitable education consultants engaging in misconduct during their tenure with us, our operation or reputation may be adversely affected. In the event any of our three education consultants depart from our Group, our Chief Executive Officer and Chairman, Mr. Kin Cho Li, will utilize his extensive experience in the overseas studies consultancy industry in Hong Kong and will work with our other employees to take up the responsibilities of the departing education consultants. Also, if we are unable to continue the service contracts with our education consultants on commercially acceptable terms or find a suitable replacement in a timely manner, our business could be disrupted and our financial condition and results of operations could be materially and adversely affected.

Loss of key management for our operations may materially affect our operations.

Our success is, to a significant extent, attributable to the leadership and contributions of our directors and senior management team, in particularly to, Mr. Kin Cho Li, our Chief Executive Officer and Chairman and has extensive experience in the overseas studies consultancy industry in Hong Kong. Our continued success is therefore dependent to a large extent on our ability to retain the services of our directors and senior management team. Any unanticipated departure of members of our directors and senior management team without appropriate replacement found may impact, among others, our business strategy and day-to-day management. Such loss may therefore have a material adverse effect on our business operations and profitability.

Our operating results are affected by seasonality particularly with reference to the academic term in the UK.

Operating performance of the overseas studies consultancy players if subject to seasonality. Based on the terms of the agency agreements between us and the overseas education providers, we generally record our commission income subsequent to the overseas education providers receiving payments from the students and after the students’ refund allowance day. Therefore, our revenue tends to fluctuate during the year with reference to the commencement of the academic term particularly of the UK in the second half of the year. For further details, please refer to the section headed ‘‘Business — Seasonality’’ of this prospectus. As a result, we might record a net loss in a particular month during the low season of the year since that most of our costs of operation are fixed. Also, the comparison of our revenue and operating results between different periods in any given financial year may not be relied upon as indicators of our performance. Any unpredictable and material changes in the overseas studies market in Hong Kong during our peak seasons may materially and adversely affect our financial condition and operating performance.

Significant delays or failures in payment by our customers may affect our working capital and cash flows.

During the six months ended June 30, 2023 and 2022 and the two years ended December 31, 2022, there was generally no specific credit term offered to our customers but our customers generally pay within 90 days. There is no assurance that our trade receivables will always be paid to us in a timely manner or in full. If we cannot maintain effective credit control and/or our customers significantly delay or fail to pay us on a timely basis, our financial condition and results of operations may be adversely affected.

We may not be able to implement our business plans effectively to achieve future growth.

Our expansion plan is based upon a forward-looking assessment of market prospects of the overseas education consultancy service industry in Hong Kong and there is no assurance such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong, changes in supply and demand for our services and government regulations in relation to the overseas education consultancy service industry. Our future growth depends on our ability to improve our administrative, technical and operational infrastructure. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and

(ii) allocating its resources and managing its relationships with a growing number of customers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

Disruptions or unauthorised access to our computer systems may materially and adversely affect our operations and reputation.

The performance and reliability of our Group’s computer system is important to our business operation, in particular in relation to the storage of records of students’ personal information and information on overseas education providers and study programs as we generally use such information to keep track of the current application status of students and our education consultants rely on information on our systems when providing consultancy services to prospective students. However, we may experience interruptions in our computer systems due to events beyond our control such as interruptions caused by computer viruses, hardware and software failures, power outages, telecommunications failures, fires and other similar events in the future. Any interruption or damage to any of our computer systems may have a material and adverse effect on our business operations.

In addition, our Group’s computer systems may also be vulnerable to unauthorised access by our staff or third parties such as computer hackers or computer viruses and other methods that breach our security. Such unauthorised access may lead to the misappropriation of proprietary information or personal data of the students, including but not limited to, names, addresses, telephone numbers and identity card numbers. Any leakage or misappropriation of such information from our Group’s system could have a material and adverse effect on our reputation and business operations.

Our Group’s business and reputation may be affected by litigation claims and our insurance may be insufficient to cover all such claims.

We may be exposed to litigation claims such as employees’ compensation claims, intellectual property claims and labour disputes during the course of our operations.

Any such claims against us and any legal proceedings, arbitration or administrative sanctions or penalties arising therefrom, irrespective of the outcome or the merits of such claims, may materially and adversely affect our business, reputation, financial condition and results of operations. Although our Group has insurance policies against all material risks associated with our operations in line with industry norm, the scope or amount of coverage may be insufficient to cover the costs from such claims.

Even if we are able to defend any such claim successfully, we cannot assure you that our customers and students will not lose confidence in our business, which may in turn materially and adversely affect our future business.

Any deterioration in the outbreak of COVID-19 may adversely affect our operation and financial condition.

The first confirmed case of COVID-19 in Hong Kong was reported in January 2020. Since then, there have been multiple rounds of outbreak of COVID-19 in Hong Kong. The Government has announced various measures, including travel restrictions and safe distancing measures in order to reduce the risk of local transmission of COVID-19. There is no assurance the outbreak of COVID-19 in Hong Kong can be effectively controlled or that the Government will not impose more stringent measures such as closure of physical workplace premises, full-scale suspension of all business, social and other activities, as well as other lockdown policies to control the spread of COVID-19.

The further outbreak of COVID-19 in waves in Hong Kong or globally may have a material adverse impact on the economy, which may result in a slowdown and lower the availability of overseas education positions. We cannot assure you that we will not experience any impact on our business. We may experience difficulties in conducting visits and marketing our services as a result of future outbreaks in waves of any subvariant of COVID-19, which may adversely impact our business and financial condition and our results of operations.

Our operations may also be negatively affected if any of our employees is suspected of contracting or having contracted COVID-19, since this may require us to quarantine some or all of the relevant employees. If these adverse impacts materialize and persist for a substantial period of time, they may significantly and adversely affect our business operations and financial performance.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the Hong Kong overseas education consultancy service industry. Information and data relating to the Hong Kong overseas education consultancy service industry was derived from Frost & Sullivan’s industry report. Statistical data included in the Frost & Sullivan report also include projections based on a number of assumptions, including (i) the percentage of targeted business revenue generated in Hong Kong as published in the annual reports of the listed market players in Hong Kong; (ii) market data published by the Education Bureau, including the number of Hong Kong students studying in overseas, the region of study, and the type of study programs in previous years; (iii) the estimated commission rate for the B2B and the B2C business in the overseas consultancy industry in Hong Kong; and (iv) the adverse impact of COVID-19 on the period from 2020 to 2022.

The projected growth rate of the market size of overseas education consultancy services in Hong Kong is compiled based on the following assumptions : (i) increased demand for study abroad as a result of the easing of anti-epidemic measures and the opening up of borders in various countries following the elimination of COVID-19; (ii) increased affordability of children’s tertiary education in Hong Kon due to the increase in the size of the middle class; and (iii) the growing maturity of the business of the counseling organizations and the abundance of academic resources available to cater for the processing of the increasingly complex application procedures, etc.

Market size projections are based on assumptions and estimates, and they are subject to a degree of uncertainty. The accuracy of projections depends on the quality of data, the validity of assumptions, and the complexity of the market dynamics. Unexpected events, such as economic downturns, technological advancements, or regulatory changes, can significantly affect market conditions and render projections inaccurate.

The overseas education consultancy service industry may not grow at the rate projected by market data, or at all. Any failure of the Hong Kong overseas education consultancy service industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Frost & Sullivan report or any third-party publications and reports Frost & Sullivan relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting (“ICFR”). Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our ICFR. Our management has not completed an assessment of the effectiveness of our ICFR and our independent registered public accounting firm has not conducted an audit of our ICFR. Our independent registered public accounting firm did not conduct an audit of our ICFR. However, in connection with the audits of our CFS as of December 31, 2022 and 2021, we and our independent registered public accounting firm identified a few material weaknesses in our ICFR PCAOB of the U.S., a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; (3) our lack of proper procedures developed and implemented for system security and access as well as segregation of duties in relation to the system; (4) our lack of proper procedures developed for system development, program change management policies and critical change management control processes and procedures; and (5) our lack of proper procedures developed and implemented for IT policy and procedure as well as operating system security management control.

We intend to implement measures designed to improve our ICFR to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective ICFR is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this Offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of ICFR may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

We are dependent on the income generated by our Operating Subsidiary in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiary does not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our significant shareholder has considerable influence over our corporate matters.

Mr. Kin Cho Li beneficially owns and controls 8,012 Ordinary Shares that are 80.12% on a pre-Offering basis and [*]% on a post-Offering basis of our issued and outstanding Ordinary Shares. Mr. Kin Cho Li will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholder has, considerable influence over our corporate matters, his interests may differ from the interests of our company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include epidemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. Any such events could cause us to reduce or halt our operation, adversely affect our business operation, increase our costs and/or prevent us from completing our projects, any one of which could materially and adversely affect our business, financial condition and results of operations.

In such an event, our business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our business operations, financial condition as well as our fund-raising activities as contemplated by this prospectus may be materially and adversely affected as a result.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the six months ended June 30, 2023 and 2022 and the two years ended December 31, 2022, our revenue mainly comprised (i) commission income for our successful student placements with the overseas education providers in our network; (ii) consultation income which includes our education consultancy services provided to students and other value-added services such as visa consultation services, assisting in collection of examination fee and school application fee and arranging for plane tickets; and (iii) tutoring income for our tutoring services. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities which are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA — authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for Purchaser Common Stock.

If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering.

We cannot assure you that we will be able to meet Nasdaq’s initial listing standards, or that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HPCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, Wei, Wei & Co., LLP, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this Offering, we will become a public company in the U.S.. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this Offering, we will be a publicly listed company in the U.S.. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We do not currently plan to rely on home country practice with respect to any corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed $1.235 billion, (2) if we issue more than $1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following March 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that our Chairman and Chief Executive Officer, Mr. Kin Cho Li will own a majority of our Ordinary Shares following the Offering and continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors — Our significant shareholder has considerable influence over our corporate matters.”

Ordinary Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our Ordinary Shares could decline as a result of sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of [ ] Ordinary Shares are outstanding before the consummation of this Offering and [ ] Ordinary Shares will be outstanding immediately after this Offering. All of the Ordinary Shares sold in the Offering will be freely transferable without restriction or further registration under the Securities Act. The remaining Ordinary Shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Future sales, or the perception of future sales, by us or our shareholder in the public market following this Offering could cause the market price for our Ordinary Shares to decline.

The sale of substantial amounts of Ordinary Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this Offering we will have a total of [ ] Ordinary Shares outstanding. Of the outstanding Ordinary Shares, the [ ] Ordinary Shares sold or issued in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Ordinary Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Ordinary Shares Eligible for Future Sale.” All remaining Ordinary Shares, which are currently held by our shareholder, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholder sells a substantial amount of Ordinary Shares, the prevailing market price for our Ordinary Shares could be adversely affected. Our executive officers, directors and shareholder will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of our Ordinary Shares and certain other securities held by them for a period of no less than six months following the date of this prospectus. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the Ordinary Shares subject to any such lock-up agreements. As restrictions on resale end, the market price of our Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Ordinary Shares or other securities.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The IPO price for our Ordinary Shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our Ordinary Shares following our IPO. If you purchase our Ordinary Shares in our IPO, you may not be able to resell those Ordinary Shares at or above the IPO price. We cannot assure you that our Ordinary Shares’ IPO price, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s significant shareholder, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. A few shareholders hold a significant portion of our Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our IPO. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our IPO in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds to finance further expansion of our capacity and business for our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•        further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•        increase our vulnerability to general adverse economic and industry conditions;

•        require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•        limit our flexibility in planning for, or reacting to, changes in our business and our industry.

There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity.

Prior to this Offering, there has not been a public trading market for our Ordinary Shares. We cannot assure you that an active trading market for our Ordinary Shares will develop following this Offering, or if it does develop, will be maintained. We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. The public offering price for the Ordinary Shares will be determined by negotiations between us and the representatives of the underwriter and may not be indicative of prices that will prevail in the trading market. We intend to apply to list our Ordinary Shares on Nasdaq but we provide no assurance that our ordinary shares will be approved for listing on Nasdaq in connection with this offering. Further, if we are successful in listing the Ordinary Shares on Nasdaq we cannot ensure that an active public market for our Ordinary Shares will develop after this Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

•        you may not be able to liquidate your investment in our Ordinary Shares;

•        you may not be able to resell your Ordinary Shares at or above the public offering price;

•        the market price of our Ordinary Shares may experience more price volatility; and

•        there may be less efficiency in carrying out your purchase and sale orders.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You will experience immediate and substantial dilution.

The IPO price of our Ordinary Shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the Offering, if you purchase Ordinary Shares in this Offering, you will incur immediate dilution of approximately $[*] in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. Please refer to the section titled “Dilution.”

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to this Offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our ICFR if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our ICFR pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our ICFR under Section 404.

As of December 31, 2022 our management assessed the effectiveness of our ICFR. The material weaknesses relate to that the Company does not have in-house accounting personnel with sufficient knowledge of US GAAP and SEC reporting experiences. Management concluded that as of December 31, 2022, our ICFR was ineffective.

In order to address and resolve the foregoing material weakness, we will implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements within six months from the completion of our offering.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

Although we are a Cayman Islands incorporated company, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the U.S. upon us or these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the U.S. and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiary. Most of our directors and substantially all of our executive officers reside outside the U.S. and a substantial portion of their assets are located outside of the U.S.. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the U.S. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Amended Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S.. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S..

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S.. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Ordinary Shares — Differences in Corporate Law”.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

As at the date of this prospectus, our chief executive officer, Mr. Kin Cho Li, chief financial officer, Mr. Ka Nung Wu, and all members of the board of directors of RSGHL, including Mr. Wang Wai Chen, Mr. King Fui Lee and Ms. San Man Leng, are based in Hong Kong. We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce against us judgments of courts of the U.S. based on certain civil liability provisions of U.S. securities laws; and

•        entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S..

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

•        Is given by a foreign court of competent jurisdiction;

•        imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•        is final;

•        is not in respect of taxes, a fine or a penalty;

•        was not obtained by fraud; and

•        is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

David Fong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S..

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the U.S. is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the U.S. will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. If such mail is delayed, it may impair your ability to communicate with us.

We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our Operating Subsidiary because we own 100% of its stock. We may be considered a PFIC in 2023 and possibly later years, depending on a number of factors, including the composition of our and our Operating Subsidiary’s income and assets, how quickly we use our liquid assets, including the cash raised pursuant to this offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance we will not be a PFIC for 2023 or any future taxable year. Please refer to the paragraph titled “Taxation — United States Federal Income Taxation”.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Ordinary Shares. Please refer to the paragraph titled “Taxation — United States Federal Income Taxation”.

We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors (“BOD”) has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. There is no guarantee that the Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares and you may even lose your entire investment in the Ordinary Shares.

New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

Following from 2022, the SEC proposed rule amendments that would implement a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The proposed rules would require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook; (ii) our governance of climate-related risks and relevant risk management processes; (iii) information on our greenhouse gas emissions; (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements; and (v) information about our climate-related targets, goals, and transition plans.

The proposed rules remain open to public comment and may be subject to challenges and litigation. Thus, the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC also announced it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

INDUSTRY DATA AND FORECAST

All the information and data presented in this section have been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “Hong Kong Overseas Studies Consultancy Services Market Study” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Overseas Study Consultancy Services in Hong Kong

Definition and Classification

There are two approaches students can apply for overseas educational institutions, namely direct application through platforms provided by the overseas education institution, and application through consultancy service providers.

Overseas studies consultancy services refer to two major type of services, targeting different client groups, including overseas education providers and students. With a different revenue model, overseas consultancy service providers could be classified as (i) B2C service providers who charge student consulting fees based on the services scope as requested, and (ii) B2B service providers who charge overseas education providers commission fees based on the number of students referred and the amount of tuition fees.

Source: the Frost & Sullivan report

The value chain of overseas studies consultancy services could be classified into two types:

•        Type 1:    Under this business model, B2B overseas consultancy services providers first establish business relationships with the overseas education providers by entering into agency agreements with them. B2B overseas consultancy services providers would further partner with cooperative sales agents to recruit students. Some cooperative sales agent also act as B2C consultancy services providers and charge students consulting fees.

•        Type 2:    Under this business model, integrated consultancy services providers enter into agency agreements with overseas education providers and recruit students directly by leveraging their established recruitment channel.

The Value Preposition of Overseas Studies Consultancy

Overseas studies consultancy service providers establish partnerships with overseas institutions and help those institutions increase their brand awareness and recognition in Hong Kong and recruit students. They organize information sessions related to overseas studies and offer development advice to overseas institutions based on overseas study consulting service providers’ in-depth understanding, as well as assisting cooperative overseas education providers in student recruitment in Hong Kong by referring students to them.

•        Top Tier Education Providers:    While there are various ways a transitional top tier education providers can recruit students and maintain a stable supply with its brand name, they normally partner with large-scale overseas study consulting service provider in origin country for multiple reasons. This includes a reduction in operation costs as consulting service providers can act as an extension to the institution recruitment team at local level and reduce the need for the intuition’s staff to travel overseas for recruitment talks, workshops or related activities. In view of the increasing adoption of consulting service provider in different countries, top education providers also leverage the platform of these service providers for advertisement and promotion, as well as provide the official and correct information to local students.

•        Lesser-known Education Providers:    Education providers with less brand awareness may have difficulty in recruitment students as they are lesser known to local students and direct application from the university are not able to reach recruitment goal. Maintaining student application number, these institutions may need to put in more effort and resources to promote the schools and increase penetration to lower tier cities students to expand potential application pool. Overseas study consulting service providers give these institutions an efficient option to recruit students as they are equipped with knowledge and understanding on local needs.

Overseas studies consultancy services help students process all the tedious application procedures, which is a critical advantage in the past as information accessibility and transparency were relatively low. With the recent development of technology and market evolution, overseas studies consultancy services providers expand their service scope to keep up with the market trend and maintain its value proposition among students. A few key factors behind the adoption of overseas studies consultancy are described as follow.

•        One-stop solution for students:    Overseas studies consultancy is offer services from profiling and positioning, application guidance, visa application to offshore assistance. The complete guidance over the whole overseas study journey provides huge relief to students who are already exposed to great uncertainty making the decision to study abroad. The assistance from an experienced agency also helps comfort parents as they can have someone to rely on when helping their children to make important study choices and support their children overseas.

•        Increase application success rate:    A study abroad decision does not purely comprise the intention to train independency or improve languages, it usually involves the expectation to obtain a better educational certification so as to outcompete in the intense labor market. A lot of students thus consult a service provider to increase their success rate of getting into overseas schools.

(i)     Profiling and Positioning:    In-house counsellors help students conduct an in-depth self-evaluation and provide suggestions for the selection of the optimal target schools and destination country after considering students’ academics, language ability, economic support and others.

(ii)    Application Guidance:    In-house counsellors offer guidance for students on preparing application paperwork and school interviews.

(iii)   Visa application:    In-house counsellors assist students in preparing for visa applications and interviews.

(iv)   Offshore assistance:    Offshore services usually include airport pick-up services, rental services, etc.

Market Size Breakdown by Business Model

Along with the increase in students commencing overseas study and the rising revenue per student, the total revenue of the overseas studies consultancy services market in Hong Kong increased from HK$82.1 million in 2018 to HK$113.5 million in 2022, a CAGR of 8.4%. Growing economic status spurring willingness to pursue abroad education and complicated application procedure and evolving requirements increases the needs for overseas studies consultancy services and contributes to the market growth.

The market size of overseas studies consultancy services in Hong Kong is expected to reach HK$153.7 million in 2027, the CAGR of 6.4%, driven by the rising demand for integrated one-stop service and the increase in number of students studying overseas.

Source: the Frost & Sullivan report

Key Drivers of Overseas Study Consultancy Services in Hong Kong

•        Growing economic status spurring willingness to pursue abroad education.    A rising middle class and growing household income in source countries is a key factor driving growth in the overseas studies consultancy services industry. In particular, the per capita GNI in Hong Kong has increased from HK$398,551 in 2018 to HK$410,772 in 2022, representing a CAGR of approximately 0.8%. As economies prosper and more families attain middle-class status, they gain both the motivation and financial means to pursue a foreign education for their children while with greater wealth and purchasing power, parents can afford high university fees as well as consultancy expenses. Overall, middle class development goes along with higher demand for guidance in accessing prestigious and potentially more expensive foreign degree programs.

•        Complicated application procedure and evolving requirements.    The complex and variable nature of applying to foreign universities represents a key driver of demand for overseas study consultancy services. For students and parents, navigating the application process alone can be a challenging, time-consuming endeavor with a high margin for mistakes that may negatively impact admission chances. Consultancy providers are well-positioned to address these obstacles and support clients in achieving their education abroad goals. Specifically, the requirements and criteria for applying to university abroad often differ considerably by country, school, and program. The paperwork and procedures involved frequently change, and remain largely unfamiliar to those outside the system. Consultancies mitigate these risks through comprehensive understanding of admission standards and timelines across various destinations, as well as keeping up-to-date with changes in policies and best practices to optimize each application. The partnerships with schools of overseas study consultants abroad also provide opportunity to convey meaningful insights about applicants and potentially gain admission advantages. In turn, consultancies play a prominent role in connecting clients with respective educational institutions in an effective and efficient manner

•        Growing sub-sectors.    There are few leading sub-sectors that are growing continuously in the overseas study consultancy services market. For undergraduate programs, while numerous Hong Kong students fulfill the criteria to enroll in Hong Kong universities, many are still unable to secure admission to local universities was the scarce number of seats. Moreover, students who do get admission to Hong Kong universities may not be accepted into their desired programs such as business, finance, economics, and law, as these programs tend to be intensely competitive. As a result, there is a robust desire among Hong Kong students to pursue studies abroad in these disciplines. Further, there is an increasing number of Hong Kong parents eager to discover opportunities for their high school children to study in foreign boarding schools. This predilection is partly impelled by the perception of some parents and students that a private boarding school education can aid in cultivating them with academic, cultural, and linguistic competencies that may enhance their prospects of gaining admission to colleges and universities abroad.

•        Desire for diversified choices.    In Hong Kong, the percentage of secondary school graduates pursuing further study abroad has increased from 9.9% in 2018 to 12.4% in 2022. The immense demand meaning students are looking for diversified choices and overseas study often represents a broad range of options in terms of destinations, programs, and types of institutions. In particular, the number of educational institutions and faculties and programs established are constantly evolving throughout the years. While faced with so many appealing choices, students often find the options overwhelming and look to consultancies for guidance. Established overseas study consultancies services leverage their expertise and networks spanning destinations, institutions and study levels worldwide, are well positioned to help students navigate the diversity of choices. providing a holistic, personalized process for evaluating options based on students’ priorities and interests before identifying a focused shortlist of choices for applications. Students are therefore continuously benefited by the service provided to reach out to different trajectory catering to their aspirations.

Impact Analysis of Technological Upgrade

Technology upgrade allows overseas study consultancies to enhance their student experience, expand their reach, improve operational efficiency, and provide more convenient services to students in Hong Kong. In particular, the following aspects are continuously evolving:

•        Personalized service delivery.    Leveraging technology, leading consultancies can provide customized recommendations based on student data, match students with tailored program opportunities using AI, simplify routine tasks such as application form filling and follow-ups using robots, and deliver omnichannel services from any device. With data-driven insights and digital outreach, consultancies are better equipped to understand student needs, identify trending study options, and market their services.

•        Digital marketing.    Consultancies can now reach potential students through social media, search engines, and other digital channels and can promote their services and partner schools online to attract more students, which allows them to connect with students all over Hong Kong or even for Mainland Chinese applicants and expand their business. Besides, in contrast with conventional offline educational exhibitions, consultancies can also organize virtual events like webinars, online info sessions with university representatives, virtual campus tours, etc., allowing students attend and grasp information about study abroad opportunities and expand the reach and student engagement.

•        Operational Efficiency.    Technological capabilities allow consultancies to streamline operations, enhance quality, achieve differentiation. Specifically, consultancies can utilize advanced CRM systems, student databases, and other technologies to keep student records, track applications, send notifications and reminders, analyze performance, fostering more efficient, organized and data-driven internal processes.

•        Remote service delivery.    With online outreaching, consultancies can offer remote consulting options to students in regards to preliminary service delivering and broad guidance. Some consultancies may also offer online student portals where students can access information about the application process, check application status, download offer letters and pay fees etc., entailing transparency and convenience.

Key Trends of Overseas Study Consultancy Services in Hong Kong

•        Emergence of online platform.    In recent years, through websites optimized for search engines and profiles on social media platforms, consultancies are reaching students remotely and cost-effectively to raise brand awareness, provide information, and generate leads. By publishing regular engaging content on these channels, consultancies have been establishing themselves as trusted experts in study abroad. The emergence of online platform allow students to access information prior to starting meaningful conversation with their ideal service providers, thus improving cost efficiency in business operation. Some industry players offer student assessments, university recommendation engines and application tools via their websites to engage tech-savvy students and influence their choice of consultancy. Besides, digital events such as online seminars, webinars and virtual info sessions are hosted to share expertise and motivate student interest. By integrating online and offline operation, clients are able to refer to variety of touchpoints, service providers can therefore better utilize the data analytical tools from online platform to improve customer experience in their offline channel, which enhance their service quality.

•        Diversification of consulting service scope.    To seize greater market opportunities, industry players are expanding their service offerings both vertically and horizontally. For instance, some consultancies are now targeting younger students seeking overseas high school, diploma and postgraduate course, with an aim to building long-term relationships with students from an earlier stage which opens up opportunities for cross-selling and upselling services over their entire education journey. Some consultancies offer post-educational service such as offering vocational education and skills training courses abroad, as well as internship and work placement services while students are undergoing the education program. Leveraging connections with multinational companies, organizations and alumni abroad, these consultancies open up career opportunities that enhance the appeal of study opportunities in those destinations. Accordingly, with competition intensifying in this industry, targeted and strategic diversification balanced with sustaining core strengths will be the key trend for service providers

•        Customers favoring integrated one-stop service.    Traditionally, most overseas study consultancies focused on a limited range of destinations, programs or services. However, in order to cater to the elevating expectations of students and the growing demand to engage consultancies, overseas study consultancies that offer integrated, comprehensive services are becoming more favorable amongst industry players. Integrated service provision may guide clients throughout the consumer journey from guiding on diverse study opportunities, in-depth application assistance, helping obtaining visas and scholarships, pre-departure briefings, on-site welcome and orientation, ongoing support for issues arising abroad, arranging admission examinations, facilitating meetups, applying scholarships, regularly hosting exhibition and long-term mentoring. Consultancies growing towards the idea of student-centric and committing to students’ overall success and satisfaction through long-term, supportive partnerships is gradually prevailing.

•        Increasing networking capability of consultancy services.    Networking and building strong relationships with overseas university partners and other organizations are crucial for overseas study consultancies to thrive. By working closely with educational institutions, established players nowadays have spent years developing wide-ranging networks that provide them privileged access to admission places, fee waivers, new program opportunities and joint marketing collaborations. The breadth and depth of service offerings is continuously advancing which attracts growing number of students reaching consultancies in order to explore more possibilities and opportunities with more niche and suitable options. Overall, networks and alliances enable overseas study consultancy to open up unique options, added-value offerings and attract increasing number of clients to look for relevant services.

Market Opportunities of Overseas Study Consultancy Services in Hong Kong

•        Emerging destinations.    Previously, the UK and Australia were among the top choices for Hong Kong students seeking overseas education due to factors such as cultural familiarity, global reputation and post-study work opportunities. In recent years, Canada has become a popular study destination in recent years due to its favorable post-graduation work and immigration policies for international students. Asia destinations are also an increasing trend. Singapore and Vietnam have high-quality yet affordable universities, as well as lower costs of living. Their proximity to Hong Kong in terms of culture and travel reduces worries for students and parents regarding adjustment and safety. Overall, popular study destinations for Hong Kong students have diverged in recent years.

•        Mainland Chinese student.    Due to rising affluence and desire for international education among Chinese families, Mainland Chinese students has been a fast-growing segment in recent years in Hong Kong. By strengthening marketing efforts, building relationships and providing customized service for Chinese students’ needs, Hong Kong’s consultancies can channel more mainland students through Hong Kong.

Market Constraints of Overseas Study Consultancy Services in Hong Kong

•        Political and Economic Instability.    Overseas studies consultancy services is the industry that leverages geographical barriers to create economic benefits. The market is particularly susceptible to the change in political and economic environmental between countries; this includes currency changes, diplomatic approach by each governors as well as societal activities in different regions. Also, unlike retail service industry where customer consumption can be more easily aroused by increased advertisement or a change in product package and offerings; overseas study is a rather high-value product and consumer’s economic power is a critical factor to consumption behavior

•        Fierce industry competition.    There is intensifying competition from both established players and new entrants in Hong Kong’s overseas study consultancy industry. Existing players have been aggressively trying to gain market share through price competition, marketing and mergers/acquisitions, which puts downward pressure on prices, margins and market dominance. Staying ahead requires hefty investments in areas like marketing, technology, and acquiring and retaining talent.

Competitive Landscape of Overseas Study Consultancy Services in Hong Kong

The overseas studies consultancy services market in Hong Kong is highly competitive, with over 50 market participants employing various business models. By region, overseas studies consultancy service providers are typically divided into those from overseas or the PRC with Hong Kong branches and those operating independently in Hong Kong. In terms of operation mechanisms, they are primarily divided into the following categories:

(i)     Consulting agencies:    The major competitors are established agencies that have been providing overseas studies consultancy services for a number of years and have developed a solid reputation, such as IDP Education, Dadi Overseas Studies Service Center, The Group, etc. Typically, they offer comprehensive services, such as application writing, school selection advice, visa application, language training, etc.

(ii)    Educational institutions:    Many educational institutions, such as EF Education, Global Education Services, etc., are actively expanding their study abroad consulting services. These institutions are able to provide high-quality language training and academic advising, putting them in competition with conventional overseas studies consulting firms.

(iii)   Individual studios:    Despite having more flexible options and autonomous decision-making authority, individual services providers normally have a smaller market share in Hong Kong due to its limited business intake.

In recent years, the overseas studies consultancy services market has become increasingly competitive, particularly during the latter stages of COVID-19 when the demand for overseas study has drastically increased, creating opportunities for business expansion and attracting more new entrants to the market. However, large overseas studies consultancy firms tend to have more client resources, developed business models, and talent development mechanisms over the long term of operation in the market. In order to further solidify their market position, they are expected to continue to innovate in response to market trends, including accelerating their Internet transformation. whereas small-scale consulting service providers is expected to find it more difficult to expand their businesses due to limited resources and capital.

Overall, the competitive landscape of the overseas study consultancy services industry in Hong Kong is highly competitive, and the overseas study consultancy services institutions are required to continuously improve their service quality and competitiveness to meet the needs of students and parents. To obtain a position on the market, new entrants must demonstrate i) High level of credibility; ii) Talent acquisition and management; iii) Industry networks and partnerships; and iv) Adoption of advanced technology, etc.

The revenue of the top 5 consultancy services providers in Hong Kong are Hong Kong Overseas Studies Centre (HKOSC), Dadi Overseas Studies Service Center, IDP Education, The Group, and AAS Education Consultancy with revenue of HKD17.6 million, HKD16.7 million, HKD15 million, HKD13.4 million, and HKD9.3 million respectively in 2022, accounting for 63.4% of the total market. The Group is the fourth largest consultancy services provider in Hong Kong by revenue in 2022, accounting for the market share of 11.8%.

Note: Revenue generated in Hong Kong by Integrated Consultancy Service Providers with overseas studies consulting as its main business segment is included.

Note: The revenues of the top 5 consultancy services providers are estimated revenues derived from the provision of overseas studies consultancy in Hong Kong for the year ended 31 December 2022, based on the published annual reports, expert interviews, and other publicly available information. Actual revenues of the private companies incorporated in Hong Kong are not available in the public domain.

Source: the Frost & Sullivan report

Entry Barriers of Overseas Study Consultancy Services in Hong Kong

•        High level of credibility.    Credibility is one of the most essential factors for clients when selecting an overseas studies consultancy service provider as it is based on a strong brand and reputation. A positive reputation indicates that the service provider has successful application experiences and offers superior service. In addition, overseas studies consultancy service providers with professional organization or media recognition, such as industry awards and media recommendations, will enhance their credibility and distinguish themselves from a crowded field of competitors. In addition, the majority of users prefer legally registered agency to individual workshops in order to protect their rights and interests, limiting the opportunities for private study abroad service providers to develop in the market. New entrants are less likely to acquire significant brand awareness and reputational advantages in the short term, and may have difficulty competing with large consulting firms due to the lack of credibility.

•        Talent acquisition and management.    As a primary provider of products and services, a team of experienced experts supports the growth of overseas studies consulting services. Leading overseas studies consultancy service providers typically have large and reputable teams of specialists with in-depth knowledge and experience in overseas study applications, such as subject-specific application solutions. In particular, thanks to their personal overseas study experience, the majority of experts have an understanding of the local environment and can offer services beyond the admissions application, such as advice on local housing, life experience, career planning, international student insurance, and related laws and regulations. An expert team with extensive experience can provide comprehensive and detailed services to clients, thereby increasing client satisfaction and the company’s reputation. In contrast, it is difficult for new entrants to acquire sufficient talent when the majority of top competitors have established talent development systems to manage their human capital.

•        Industry networks and partnerships.    The ability of overseas education providers to provide comprehensive and personalized services to its clients depends on its network of overseas institutions. Existing service providers have already established a global network of official overseas partners, including core institutions and application agencies, allowing them to obtain first-hand information and offer their clients the highest quality service in a timely manner. Moreover, maintaining positive relationships with language-learning institutions and accommodation providers, for example, can aid overseas education providers in expanding their services and securing a unique position in a highly competitive market. A new entrant requires time and resources to evaluate and establish trust and partnerships with foreign institutions when confronted with a large number of partner institutions.

•        Adoption of advanced technology.    Organizations that provide consulting services for study abroad must manage large amounts of school and client data, therefore, the adoption of data analysis and management technology tools is required to reduce costs and improve efficiency. Using a large database to automatically collect, update, and analyze the most recent university and major rankings, application requirements, case studies, acceptance rates, and relevant exams and competitions, for instance, will help consultants save time in information collection and improve the efficiency and accuracy of access, while also reducing labor costs for businesses. Moreover, the integration of university’s online application channel can provide clients with a smooth and efficient one-stop platform, thereby enhancing their service experience. The technology platform can also assist businesses with team commission and performance management. In a highly competitive market, new entrants who do not effectively integrate advanced technology into their operations risk falling behind. Moreover, investments in advanced technology and online platforms raise the industry’s entry barriers, which will lead to a further consolidation of the overseas study consultancy service market.

Key Success Factors of Overseas Study Consultancy Services in Hong Kong

•        Overseas institutions network.    Serving as the foundation for the growth of the overseas studies consultancy service, the network of international institutional partnerships is the key success factor. Institutions that occupy a particular market position typically have access to a multitude of authorized high school and university resources, as well as resources such as cooperation with official examination bodies, local lodging, and even insurance and other local businesses that can provide resources such as internship programs. Institutions with a broad network of partner institutions are more able to offer a variety of services to students in different countries, at varying levels of education, etc. Additionally, acquiring additional official licenses facilitates the expansion of the network of partners by demonstrating the company’s credibility and capacity to recruit prospective students. However, established and reputable institutions are typically more likely to have a strong network of partners with a large number of educational institutions, and thus claim the market lead.

•        Comprehensive and Personalized solutions.    To differentiate from competitors, overseas education providers must expand their spectrum of services to encompass a one-stop service from pre-study to post-study. Pre-study services concentrate on the planning of study paths, the application process to institutions, English language training, and examinations that can be administered in-country and are presently abundant and competitive on the market. Post-study services, on the other hand, are predominantly localized and companionable, revolving around study, life, and job search, and require more resources for overseas staffing, training, and service provision, however, those who can afford such costs will be able to build competitive barriers in a highly competitive market.

•        Incorporation of online business and marketing.    The overseas study consultancy services industry significantly relies on word-of-mouth, and the ability of study abroad consultancies to manage their brand image and word-of-mouth marketing is essential to their success. Meanwhile, as a result of consumers’ advanced online utilization patterns, the Internet has become the primary way for users to access information and locate products and services pertinent to international studies. Overseas study consultancy must actively develop their online business and enhance their brand influence and reputation through a series of marketing activities, including SEO, social media advertising, and word-of-mouth marketing for existing and new customers to increase exposure and brand awareness in order to expand customer base and establish a strong market presence.

Use of Proceeds

We estimate we will receive net proceeds from the sale of Ordinary Shares of approximately up to $[*], based upon an assumed Offering Price of $[            ] per share, and after deducting estimated underwriting fees and commissions and estimated offering expenses.

Each $[            ] increase (decrease) in the assumed Offering Price of $[            ][            ] per share would increase (decrease) the net proceeds to us from this Offering by $[*], assuming the number of Ordinary Shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting fees and commissions.

The primary purposes of this Offering are to create a public market for our Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We intend to use the net proceeds of this Offering as follows:

•        40%, or $[*], to be used for pursuing appropriate strategic acquisition opportunities

We believe suitable acquisition opportunities with strengthen our one-stop service to cater to students’ overseas studies needs and will allow us to (i) create synergy to increase our commission income from the overseas education providers in the future; (ii) gather market intelligence on the latest trends of consumption behaviors; (iii) expand our service offerings to provide assistance to address all the students’ overseas studies needs; and (iv) broaden our reach to students who may be interested in pursuing overseas studies. We plan to enhance our service capabilities by acquiring a majority stake in one or two overseas education consultancy services providers in Hong Kong or overseas that could (i) expand our network of overseas education providers, directly or indirectly; (ii) expand our reach to students; and (iii) offer services that are unique and beneficial to students and could complement our existing service offerings.

•        10%, or $[*], to be used for establishing our service presence in the North American market

We plan to expand our presence in the North American market by setting up regional offices in major cities in Canada and/or the U.S.. We plan to selectively pursue mergers and acquisitions, investments, and corporations with local companies to deepen our connection with local education service providers. We will also explore the possibility of forming strategic partnerships with other overseas education consultancy service providers in Hong Kong with strong establishment in North America to expand our service coverage in North America in a swift and effective manner.

•        20%, or $[*], to be used for expanding our information technology system and technical capabilities

We plan to invest in our technological platform by upgrading the function and capabilities of our existing information technology system by (i) investing in the use of artificial intelligence in the recommendation of overseas education providers to students and the application process; and (ii) improving our existing data related technology in relation to student relationship management and commission management. Such improvements will increase the likelihood of our successful placement and enable our management to closely monitor and manage each student’s case to provide the best possible services to them.

•        The remaining 30%, or $[*], to be used for general working capital.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions as they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending any use of proceeds described above, we plan to invest the net proceeds from this Offering in short-term, interest-bearing, debt instruments or demand deposits.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

Dividend Policy

Saved as the dividends declared by our Operating Subsidiary, we have not previously declared or paid cash dividends and we have no intention to declare or pay any dividends in the near future on the Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

Our BOD has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our BOD. Even if our BOD decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see the section entitled “Taxation” of this prospectus for information on the potential tax consequences of any cash dividends declared.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiary, Rise Smart (HK) Limited, and our Hong Kong Operating Subsidiary. There are no taxes on dividend income in Hong Kong and the British Virgin Islands.

Capitalization

The following table sets forth our capitalization as of June 30, 2023:

•        On an actual basis; and

•        On a pro forma basis to give effect to the sale of up to [    ] Ordinary Shares by us in this Offering at the assumed Offering Price of $[    ] per share, after deducting the estimated underwriting commissions and estimated Offering expenses.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and the sections titled “Use of Proceeds” and “Description of Ordinary Shares.”

	As Reported		Pro Forma for the Offering
Ordinary Shares	$	[10,000]	$
Accumulated other comprehensive loss	$	[948]	$
Retained earnings	$	[389,543]	$
Total Equity	$	[400,491]	$
Total Capitalization	$		$

Dilution

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the Offering Price per Ordinary Share and the pro forma net tangible book value per Ordinary Shares after the Offering. Our pro forma net tangible book value as of June 30, 2023 was $[*], or $[*] per share. Our net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our share stock outstanding before the Offering. Our pro forma net tangible book value per share set forth below represents is total tangible assets (as adjusted to account for the net proceeds of the Offering) less total liabilities, divided by the number of shares of our share stock outstanding after the Offering (using the assumed Offering Price of $[            ] per Ordinary Share).

Dilution results from the fact that the per Ordinary Share Offering Price is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. After giving effect to our issuance and sale of [    ] Ordinary Shares in this Offering at an assumed Offering Price of $[    ][    ] per share, and after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of June 30, 2023 would have been $[*], or $[*] per share. This represents an immediate increase in net tangible book value to existing shareholders of $[*] per share. The Offering Price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares in this Offering will suffer an immediate dilution of their investment of $[*] per share. The following table illustrates this per share dilution to the new investors purchasing shares in this Offering:

Offering
Assumed Offering Price per Ordinary Share	$	[ ]
Net tangible book value per Ordinary Shares as of June 30, 2023	$
Increase per Ordinary Shares attributable to this Offering	$	[*]
Pro forma net tangible book value per Ordinary Share after the Offering	$	[*]
Dilution per Ordinary Share to new investors	$	[*]

A $1.00 increase (decrease) in the assumed Offering Price of $[    ] per share would increase (decrease) the pro forma net tangible book value by $[*], the pro forma net tangible book value per share after this Offering by $[*] per share and the dilution in pro forma net tangible book value per share to investors in this Offering by $[*] per share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting fees and commissions and offering expenses payable by us.

The following chart illustrates our pro forma proportionate ownership, upon completion of this Offering by present shareholders and investors in this Offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this Offering at the assumed Offering Price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the Offering.

	Shares purchased		Total consideration			Average price Per Share ($)
	Amount	Percent (%)	Amount	Percent (%)
Existing shareholders		%	[*]	[	*]%	[*]
New investors		%	[*]	[	*]%	[*]
Total		%	[*]	[	*]%	[*]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this registration statement. The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this registration statement. Our financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this registration statement reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this registration statement. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a Cayman Islands company incorporated on June 14, 2023, as a holding company of our business, which is primarily operated through our indirectly wholly-owned HK SAR subsidiary, Rise Smart Hong Kong.

We are, through our indirectly wholly-owned HK SAR subsidiary, Rise Smart Hong Kong, primarily engaged in providing overseas studies consultancy services. In return for our successful student placements with overseas education providers in our network, we receive commission income from such overseas education providers and overseas studies consultancy services providers.

Most of our commission income was generated from our successful student placements in secondary education and higher education providers in the UK and Australia, and to a lesser extent, in Canada. We also provide other value-added services such as (i) tutoring services to students by cooperating with tutoring agencies to provide online tutoring services to students; and (ii) visa consultation services to facilitate customers’ development in the UK, Australia and Canada.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Use of Estimates and Assumptions

The preparation of CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the CFS and the reported amounts of revenue and expenses during the periods presented. Significant accounting estimates reflected in our CFS include the useful lives of property and equipment and intangible assets, impairment of long-lived assets, allowance for doubtful accounts, allowance for deferred tax assets, uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

Revenue recognition

Our principal service offerings include:

Application and consultancy income:    We provide consultation services by acting as advisor for immigration, oversea-study application, in return for application and consultancy income.

Tutorial income:    We earn tutorial income by arranging for students to enroll in tutorial classes.

Commission income:    We also provides referral services to the schools referring to the student application and earns commission income.

Revenue recognition for each of our services is analyzed below.

Application and consultancy services

1.      Identify the contract(s) with a customer

We agree with its clients upon application of visa and school. The obligation is distinct and is identified as one performance obligation. As stipulated in the invoices, we will charge an application and consultancy service income based on the charges agreed.

Revenue from providing application and consultancy services to clients is recognized when the transaction and our performance is completed, which is generally at the submission of application to schools.

2.      Identify the performance obligations in the contract

We are obligated to provide application and consultancy services by acting as an advisor of such application. The application and consultancy service is considered to be distinct that we promise to transfer and is therefore considered to be one performance obligation under ASC 606-10-25-14.

3.      Determine the transaction price

Service fees are primarily fixed and negotiated upon the scope of services and clearly identified in the communication between the clients.

4.      Allocate the transaction price to the performance obligations in the contract

Not applicable as there is only one performance obligation in the contract and fees associated with the application and consultancy fees are fixed and negotiated upon the scope of services and clearly identified in the communication between the clients.

5.      Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue from providing application and consultancy services to a client is recognized at a point in time when the transaction and our performance is completed, as evidenced by the student application form.

Tutorial income

1.      Identify the contract(s) with a customer

We agree with our clients for the provision of tutorial services when the clients agree to the scope of tutorial class. The revenues generated from such services are generally based on the fixed rate for classes that require the clients to prepay the tutorial services fee within particular time range.

2.      Identify the performance obligations in the contract

When the student has completed the tutorial class, tutorial income is recognized. Only one performance obligation is identified for each tutorial class service, and the performance obligation is satisfied on the tutoring date because that is when the tutorial service is delivered to students as promised.

3.      Determine the transaction price

Tutorial income are primarily fixed at a fixed price per tutorial class each transaction and clearly identified as agreed.

4.      Allocate the transaction price to the performance obligations in the contract

Not applicable as there is only one performance obligation in the contract and fees associated with the tutorial income are fixed price per tutorial class each transaction and clearly identified as agreed.

5.      Recognize revenue when (or as) the entity satisfies a performance

Revenue from providing tutoring services to a client is recognized at overtimes when the tutorial class is executed by the Group for the client.

Commission income

1.      Identify the contract(s) with a customer

We will enter into an agency agreement with overseas education providers and overseas studies consultancy services providers. The amount of our commission income is generated from the successful placement of students and is generally equal to a percentage of the tuition fees payable by the students for each year of their study programs.

2.      Identify the performance obligations in the contract

We receive commission income in return for successful student placements with overseas education providers and overseas studies consultancy services providers. Only one single performance obligation is identified for the relevant service and the performance obligation is satisfied after the successful placements of students with the overseas education providers and overseas studies consultancy services providers as promised.

3.      Determine the transaction price

Commission income is determined by the tuition fees paid by the students for each year of the study programs offered by the overseas education providers and overseas studies consultancy services providers.

4.      Allocate the transaction price to the performance obligations in the contract

Not applicable as there is only one single performance obligation in the contract and the percentage of commission rate of relevant service is clearly identified in the contract with clients.

5.      Recognize revenue when (or as) the entity satisfies a performance

Revenue from the relevant service is recognized subsequent to the overseas education providers receiving payments from the students and after the students’ refund allowance day.

Results of Operations

Comparison of Six months Ended June 30, 2023 and 2022

The following table sets forth a summary of our unaudited consolidated results of operations for the six months ended June 30, 2023 and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

(All amounts, other than percentages, in U.S. dollars)

Statement of Operations Data:	Six months ended June 30, 2023 (Unaudited)		Six months ended June 30, 2022 (Unaudited)		Amount Increase (Decrease)	Percentage Increase (Decrease)
	Amount	As % of Revenues	Amount	As % of Revenues
Revenue	$1,073,964	100.0%	$741,720	100.0%	$332,244	44.8%
Cost of revenue	363,855	33.9%	288,870	38.9%	74,985	26.0%
Gross profit	710,109	66.1%	452,850	61.1%	257,259	56.8%
Operating expenses:
– Selling and marketing	111,666	10.4%	70,244	9.5%	41,422	59.0%
– General and administrative	206,057	19.2%	95,267	12.8%	110,790	116.3%
Total operating expenses	317,723	29.6%	165,511	22.3%	152,212	92.0%
Income from operations	392,386	36.5%	287,339	38.7%	105,047	36.6%
Other income (expense)
– Interest	(10,567)	(1.0)%	(11,013)	(1.5)%	446	(4.0)%
– Other income (expense), net	8,300	0.8%	207	0.1%	8,093	3909.7%
Total other expense, net	(2,267)	(0.2)%	(10,806)	(1.5)%	8,539	(79.0)%
Income before provision for income tax	390,119	36.3%	276,533	37.3%	113,586	41.1%
Income tax expense	(42,838)	(4.0)%	(36,123)	(4.9)%	(6,715)	18.6%
Net income	$347,281	32.3%	$240,410	32.4%	$106,871	44.5%

Revenue

We generate revenue from overseas studies consultancy services. Our total revenue was approximately $1.07 million for the six months ended June 30, 2023, compared to approximately $0.74 million for the six months ended June 30, 2022, an increase of approximately $0.33 million, or 44.8%. Such increase was mainly due to an approximately $0.36 million increase in revenue from commission income, an approximately $0.01 million decrease in revenue from consultation income, and an approximately $0.02 million decrease in revenue from tutoring.

Revenue from commission income were approximately $0.76 million, or 71.0% of total revenue, for the six months ended June 30, 2023, increased by $0.36 million, or 90.5%, from approximately $0.40 million for the six months ended June 31, 2022. Such increase was primarily due to the increase in number of clients caused by the branding and business expansion.

Revenue from consultation income decreased by $0.01 million, or 5.1%, from approximately $0.27 million or 37.2% of total revenue, for the six months ended June 30, 2022, to approximately $0.26 million, or 24.3% of total revenue for the six months ended June 30, 2023.

Revenue from tutoring income decreased by $0.02 million, or 23.7%, from approximately $0.07 million or 8.8% of total revenue, for the six months ended June 30, 2022, to approximately $0.05 million, or 4.7% of total revenue for the six months ended June 30, 2023. Such decrease was primarily because we allocated more human resources on consultation business.

Our business is currently divided into two reportable segments, an education consultancy segment and a tutorial segment. Revenue from the education consultancy segment was approximately $1.02 million, or 95.3% of total revenue, for the six months ended June 30, 2023, an increase of $37.8 million, or 51.4%, from approximately $0.67 million for the six months ended June 30, 2022. This increase was primarily due to the increase in number of clients caused by the branding and business expansion.

Revenue from the tutorial segment was approximately $0.05 million, or 4.7% of total revenue, for the six months ended June 30, 2023, which remained stable compared to the relevant figures for the six months ended June 30, 2022.

Cost of revenue

Our cost of revenue includes service charge, tutor and consultation fee commission paid and staff cost. Our cost of revenue increased by $0.07 million, or 26.0%, to approximately $0.36 million for the six months ended June 30, 2023, from approximately $0.29 million for the six months ended June 30, 2022. Such increase was in line with our increased revenue.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of advertising expenses, entertainment expenses and travelling expenses. Our selling and marketing expenses increased by $0.04 million, or 59.0%, to approximately $0.11 million for the six months ended June 30, 2023, from approximately $0.07 million for the six months ended June 30, 2022. Such increase was primarily because we placed more resource on advertising to expand our business. As a percentage of revenue, selling and marketing expenses increased to 10.4% for the six months ended June 30, 2023, from 9.5% for the six months ended Jue 30, 2022.

General and Administrative Expenses

Our general and administrative expenses (“G&A”) consist primarily of staff cost, director remuneration, depreciation of office equipment and right-of use assets, professional fee and office expenses. Our G&A expenses increased by $0.11 million, or 116.3%, to approximately $0.21 million for the six months ended June 30, 2023, from approximately $0.10 million for the six months ended June 30, 2022. Such increase was primarily due to the increase of staff cost and director remuneration. As a percentage of revenue, G&A expenses increased to 19.2% for the six months ended June 30, 2023, from 12.8% for the six months ended June 30, 2022.

Income from operations

As a result of the foregoing, we recorded income from operations of approximately $0.39 million for the six months ended June 30, 2023, compared $0.29 million for the six months ended June 30, 2022.

Other income (expense)

We had $2,267 in total other expense for the six months ended June 30, 2023, compared to approximately $0.01 million in total other expense for the six months ended June 30, 2022. Total other income (expenses) for the six months ended June 30, 2023 consisted of other income, net, in the amount of approximately $7,775 and interest expense in the amount of approximately $0.01 million. Total other income (expenses) for the six months ended June 30, 2022 consisted of other expense, net, of $2.07 and interest expense of approximately $0.01 million.

Income tax expense

We recorded income tax expenses of approximately $0.04 million for the six months ended June 30, 2023, compared to approximately $0.03 million for the six months ended June 30, 2022; an increase of approximately $0.01 million, or 18.6%. The increase in the income tax expense mainly resulted from the increase in our profit.

Net Income

As a result of the cumulative effect of the factors described above, our net income increased by approximately $0.11 million, or 44.5%, to approximately $0.35 million for the six months ended June 30, 2023, from approximately $0.24 million for the six months ended June 30, 2022.

Comparison of Years Ended December 31, 2022 and 2021

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022 and 2021. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

(All amounts, other than percentages, in U.S. dollars)

Statement of Operations Data:	2022		2021		Amount Increase (Decrease)	Percentage Increase (Decrease)
	Amount	As % of Revenues	Amount	As % of Revenues
Revenue	$1,715,578	100.0%	$662,705	100.0%	$1,052,873	158.9%
Cost of revenue	723,660	42.2%	251,773	38.0%	471,887	187.4%
Gross profit	991,918	57.8%	410,932	62.0%	580,986	141.4%
Operating expenses:
– Selling and marketing	144,916	8.5%	28,983	4.4%	115,933	400.0%
– General and administrative	244,250	14.2%	262,876	39.7%	(18,626)	(7.1)%
Total operating expenses	389,166	22.7%	291,859	44.0%	97,307	33.3%
Income from operations	602,752	35.1%	119,073	18.0%	483,679	406.2%
Other income (expense)
– Interest	(21,871)	(1.3)%	(13,808)	(2.1)%	(8,063)	58.4%
– Other income (expense), net	7,091	0.4%	(909)	(0.1)%	8,000	(880.1)%
Total other expense, net	(14,780)	(0.9)%	(14,717)	2.2%	(63)	0.4%
Income before provision for income tax	587,972	34.3%	104,356	15.8%	483,616	463.4%
Income tax expense	(73,912)	(4.3)%	(17,607)	2.7%	(56,305)	319.8%
Net income	$514,060	30.0%	$86,749	13.1%	$427,311	492.6%

Revenues

We generate revenue from the provision of overseas studies consultancy services. Our total revenue was approximately $1.72 million for the year ended December 31, 2022, compared to approximately $0.66 million for the year ended December 31, 2021, an increase of approximately $1.05 million, or 158.9%. Such increase was mainly due to an approximately $0.89 million increase in revenue from commission income, an approximately $0.18 million increase in revenue from consultation income, and an approximately $0.01 million slightly decrease in revenue from tutoring income.

Revenue from commission income was approximately $0.96 million, or 56.1% of total revenue, for the year ended December 31, 2022, increased by $0.89 million, or 152.1%, from approximately $0.08 million for the year ended December 31, 2021. Such increase was primarily due to the branding and business expanding that brought the Company more clients.

Revenue from consultation income increased by $0.18 million, or 39.9%, from approximately $0.45 million or 68.2% of total revenue, for the year ended December 31, 2021, to approximately $0.63 million, or 36.8% of total revenue for the year ended December 31, 2022.

Revenue from tutoring income remained stable for the two years ended December 31, 2022 and 2021.

Our business is currently divided into two reportable segments, an education consultancy segment and a tutorial segment. Revenue from the education consultancy segment was approximately $1.59 million, or 92.9% of total revenue, for the year ended December 31, 2022, an increase of $1.06 million, or 200.0%, from approximately $0.53 million for the year ended December 31, 2021. This increase was primarily due to the branding and expansion of the business that brought the Company more clients.

Revenue from the tutorial segment was approximately $0.12 million, or 7.1% of total revenue, for the year ended December 31, 2022, which remained stable compared to the relevant figures for the year ended December 31, 2021.

Cost of revenue

Our cost of revenue includes service charge, tutor and consultation fee commission paid and staff cost. Our cost of revenue increased by $0.47 million, or 187.4%, to approximately $0.72 million for the year ended December 31, 2022, from approximately $0.25 million for the year ended December 31, 2021. Such increase was in line with our increased revenue.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of advertising expenses, entertainment expenses and travelling expenses. Our selling and marketing expenses increased by $0.11 million, or 400.0%, to approximately $0.14 million for the year ended December 31, 2022, from approximately $0.03 million for the year ended December 31, 2021. Such increase was primarily due to business expanding. As a percentage of revenue, selling and marketing expenses increased to 8.5% for the year ended December 31, 2022, from 4.4% for the year ended December 31, 2021.

General and Administrative Expenses

Our general and administrative expenses (“G&A”) consist primarily of staff cost, director remuneration, depreciation of office equipment and right-of use assets, professional fee and office expenses. Our G&A expenses decreased by $0.02 million, or 7.1%, to approximately $0.24 million for the year ended December 31, 2022, from approximately $0.26 million for the year ended December 31, 2021. As a percentage of revenue, G&A expenses decreased to 14.2% for the year ended December 31, 2022, from 39.7% for the year ended December 31, 2021.

Income from operations

As a result of the foregoing, we recorded income from operations of approximately $0.60 million for year ended December 31, 2022, compared $0.12 million for the year ended December 31, 2021.

Other income (expense)

We had approximately $0.01 million in total other income (expense) for the year ended December 31, 2022, compared to approximately $0.01 million in total other income for the year ended December 31, 2021. Total other income (expenses) for the year ended December 31, 2022 consisted of other income, net, of $7,091 and interest expense in the amount of approximately $0.02 million. Total other income (expenses) for the year ended December 31, 2021 consisted of other expense, net, of $909 and interest expense approximately $0.01 million.

Income tax expense

We recorded income tax expenses of approximately $0.07 million for the year ended December 31, 2022, compared to approximately $0.02 million for the year ended December 31, 2021; an increase of approximately $0.05 million, or 319.8%. The increase in the income tax expense mainly resulted from the increase in our profit.

Net Income

As a result of the cumulative effect of the factors described above, our net income increased by approximately $0.43 million, or 492.6%, to approximately $0.52 million for the year ended December 31, 2022, from approximately $0.09 million for the year ended December 31, 2021.

Liquidity and Capital Resources

As of June 30, 2023, we had cash of $599,031. As of December 31, 2022, we had cash of $258,020. To date, we have financed our operations primarily through net cash flow from operations. We expect to finance our operations and working capital needs in the near future from part of our net proceeds of the initial public offering and cash generated through operations.

We believe our current levels of cash, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources, due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Cash Flow Summary

(All amounts in USD, except for share and per share data, unless otherwise noted)

	Six Months Ended June 30,	Year Ended December 31,
	2023	2022	2021
Net cash provided by operating activities	$49,343	$532,566	$51,938
Net cash (used in) investing activities	—	(68,332)	(47,243)
Net cash provided by (used in) financing activities	289,135	(353,736)	27,480
Foreign currency translation adjustment	2,533	582	(770)
Net change in cash and cash equivalents	341,011	111,080	31,405
Cash, beginning of year	258,020	146,940	115,535
Cash, end of year	$599,031	$258,020	$146,940

Operating Activities:

Net cash provided by operating activities was approximately $0.05 million for the six months ended June 30, 2023. For the six months ended June 30, 2023, net cash provided by operating activities mainly resulted from the net income of $0.35 million, the depreciation of property and equipment of $0.01 million, the amortization of operating lease right-of-use assets and interest of lease liabilities of approximately $0.03 million, account receivables of $0.13 million, prepayment and other current assets in the amount of $0.22 million, account payables of $0.03 million, accrued expense of $0.03 million and right-of-use assets and operating lease liabilities of $0.04 million.

Net cash provided by operating activities was approximately $0.53 million for the year ended December 31, 2022, compared to approximately $0.05 million for the year ended December 31, 2021. For the year ended December 31, 2022, net cash provided by operating activities mainly resulted from the net income of $0.59 million, the depreciation of property and equipment of $0.02 million, the amortization of operating lease right-of-use assets and interest of lease liabilities of approximately $0.07 million, account receivables of $0.14 million, prepayment and other current assets in the amount of $0.13 million, account payables of $0.15 million, accrued expense of $0.04 million and right-of-use assets and operating lease liabilities of $0.07 million. For the year ended December 31, 2021, net cash provided by operating activities mainly resulted from the net income of $0.10 million, the depreciation of property and equipment of $5,773, the amortization of operating lease right-of-use assets and interest of lease liabilities of approximately $0.06 million, written off of property and equipment of $251, accounts receivable of $2,333, prepayment and other current assets of $0.02 million, account payable of $1,199, accrued expense of $0.04 million and right-of-use assets and operating lease liabilities $0.05 million.

Investing Activities:

Net cash used in investing activities was approximately nil for the six months ended June 30, 2023.

Net cash used in investing activities was approximately $0.07 million for the year ended December 31, 2022, compared to approximately $0.05 million in net cash used in investing activities for the year ended December 2021. Net cash used in investing activities for the year ended December 31, 2022 entirely consisted of purchase of property and equipment.

Financing Activities:

Net cash used in financing activities was approximately $0.29 million for the six months ended June 30, 2023. Net cash used in financing activities for the six months ended June 30, 2023 mainly resulted from proceeds repayment to loan payable of approximately $0.02 million and repayments from related parties of approximately $0.31 million.

Net cash used in financing activities was approximately $0.35 million for the year ended December 31, 2022, compared to $27,480 in net cash provided by financing activities for the year ended December 2021. Net cash used in financing activities for the year ended December 31, 2022 mainly resulted from proceeds repayment to loan payable of approximately $0.02 million and advances to related parties of approximately $0.33 million, net cash used provided by financing activities for the year ended December 31, 2021 consisted of proceeds from loan payable of $0.41 million and advances to related parties of approximately $0.38 million.

Accounts Receivable

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2023 and 2022 and December 31, 2022 and 2021, there was no allowance recorded as the Company considers all of the accounts receivable fully realizable.

The aging of all accounts receivable balance is within one year as of June 30, 2023 and December 31, 2022.

Off-balance Sheet Commitments and Arrangements

We did not have any off-balance sheet commitments or arrangements as of June 30, 2023 and December 31, 2022.

Impact of Inflation

To date, inflation in the HK SAR has not materially impacted our results of operations. However, we can provide no assurance we will not be affected in the future by higher rates of inflation in the HK SAR. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in HK SAR.

BUSINESS

Overview

We are an established overseas studies consultancy services provider in Hong Kong. Our network consists of education providers from various countries. We mainly provide services to local students in Hong Kong who seek secondary education and higher education studies in the UK, Australia, Canada, and New Zealand. According to the Industry Report, we are the fourth largest overseas studies consultancy services provider in Hong Kong with approximately 11.8% of the market in terms of revenue in 2022.

We principally provide overseas studies consultancy services to students in Hong Kong. In return for our successful student placements with overseas education providers in our network, we receive commission income from such overseas education providers and overseas studies consultancy services providers according to the terms of their agency agreements with us. During the six months ended June 30, 2023 and the two years ended December 31, 2022, most of our commission income was generated from our successful student placements in secondary education and higher education providers in the UK and Australia, and to a lesser extent, in Canada. We also provide other value-added services such as (i) tutoring services to students by cooperating with tutoring agencies to provide online tutoring services to students; and (ii) visa consultation services to facilitate customers’ development in the UK, Canada, and Australia.

Our network currently consists of overseas education providers from various countries including the UK, Australia, Canada, New Zealand, and the U.S. and across different education levels. The overseas education providers in our network include, or cooperate in their studies program with, a number of prestigious education institutions, ranked among the top 100 universities per the QS World University Rankings, which is a portfolio of comparative university rankings compiled by global higher education analyst, Quacquarelli Symonds (“QS”).

Since 2018, we established business relationships with subagents, which include overseas studies consultancy service providers and individuals, which refer students seeking overseas studies with overseas education providers who we have a business relationship with. Since 2021, we have been actively cooperating with subagents to enhance our market presence among students.

We operate our business through our office in Tsim Sha Tsui in Hong Kong under our brand “Rise Smart”. We primarily rely on our education consultants to provide consultancy services to students and their parents and to keep them up to date with relevant information in relation to their applications.

We believe our brand has established goodwill and the quality of our services has gained recognition among overseas education providers in our network as demonstrated by our accreditations. We or our staff have obtained accreditation from (i) the Board Schools’ Association of the United Kingdom as a BSA certified agent; (ii) ICEF Academy as a qualified education agent counsellor; and (iii) British Council as a British Council Hong Kong IELTS partner agent.

For the six months ended June 30, 2023 and 2022 and the two years ended December 31, 2022, our revenue mainly comprised of (i) commission income for our successful student placements with the overseas education providers in our network; (ii) consultation income which includes our education consultancy services provided to students and other value-added services such as visa consultation services, assistance in collection of examination fee and school application fee and the arrangement for plane tickets; and (iii) tutoring income for our tutoring services. The following table sets forth the breakdown of our revenue by source of income for each of the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022, 2021 and 2020.

	Six Months Ended June 30, 2023		Six Months Ended June 30, 2022
	Revenue US$ (Unaudited)	% of Total Revenue (Unaudited)	Revenue US$ (Unaudited)	% of Total Revenue (Unaudited)
Commission income	762,109	71.0	400,106	53.9
Consultation income	261,835	24.4	276,024	37.2
Tutoring income	50,020	4.6	65,590	8.9
Total	1,073,964	100.0	741,720	100.0

	2022		2021		2020 (unaudited)
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
Commission income	962,114	56.1	76,842	11.6	142,417	28.3
Consultation income	632,455	36.8	451,971	68.2	289,489	57.5
Tutoring income	121,009	7.1	133,892	20.2	71,483	14.2
Total	1,715,578	100.0	662,705	100.0	503,389	100.0

Competitive Strengths

We believe the following key competitive strengths are crucial to our success and essential for our future growth:

Established track record

In our operating history of more than 15 years, we have focused on providing overseas studies consultancy services and built up our expertise and track record in overseas studies consultancy. We have devoted substantial efforts to expanding our network of overseas education providers. As at June 30, 2023, we entered into agency agreements for study programs with over 150 overseas education providers, located in the UK, Australia, Canada, New Zealand, and the U.S.. We and our overseas studies consultancy services provider peers that we have stablished business relationship with have cooperation with over 500 overseas education providers. Engagement with a variety of overseas education providers allows us to be in a competitive position in the industry by enabling us to offer a variety of choices to satisfy the needs of students (and their parents) with different profiles and preferences and to broaden the base of potential students who we can serve and ensure a stable revenue stream from. We take pride in our network in successfully placing students with the overseas education providers. For the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, we placed 198, 371 and 36 students with overseas education providers, respectively. Through our quality of service and continued marketing efforts, we believe we established our reputation as a reliable overseas studies consultancy services provider in Hong Kong.

One-stop service to cater to students’ overseas studies need

We provide a one-stop service to cater to students’ overseas studies needs by offering a wide range of services to students before and after their placement to overseas education providers. In 2018, we expanded our service offerings to provide value-added services such as tutoring services and visa consultation services to students. We offer tutoring services to assist our students to be better prepared for the language exams, public exams and/ or entrance exams required by overseas educational institutions that can increase the students’ probability of being admitted to the educational institutions they desire. For students who are currently studying overseas, we offer tutoring courses with tutoring agencies to improve their grades. We also offer visa consultation services. We believe by providing a one-stop service to the students we can ensure their satisfaction and eliminate the hassle of looking for other service providers.

Established network of subagents

Since 2018, we established business relationships with subagents, which include overseas studies consultancy service providers and individuals, who refer students seeking overseas studies with overseas education providers who we have a business relationship with. Since 2021, we have cooperated with subagents to enhance our market presence among students. As at June 30, 2023, we established business relationships with over ten subagents. We arrange regular meetings with our subagents to keep them abreast of the latest developments of our network of overseas education providers. We believe having a wide network of subagents allow us to reduce reliance on word of mouth referrals from students and parents, while enabling us to broaden the base of potential students whom we can serve and ensure a stable revenue stream.

Experienced and dedicated management and education consultants

Our management team has extensive knowledge and experience in providing overseas studies consultancy services in Hong Kong. Mr. Kin Cho Li, our Chief Executive Officer and Chairman, has approximately 15 years of experience in the overseas studies consultancy service industry. Mr. Kin Cho Li is primarily responsible for the overall management, formulation of business strategies and day-to-day management of our operations. We are supported by our team of three education consultants as at June 30, 2023, who are essential in providing consultancy services to students and their parents and liaise and manage our relationship with the overseas education providers in our network. Our education consultants are well-educated and have previously studied overseas and hold either a bachelor’s or a master’s degree. We believe our management and our education consultants understand the needs of students and their parents well to offer them suitable study programs, assist them with their applications, and offer them with value-added services to cater to their individual needs.

Business Strategies

Enhance our service capabilities by pursuing appropriate strategic acquisition opportunities

We believe suitable acquisition opportunities will further strengthen our one-stop service to cater to students’ overseas studies needs and will allow us to (i) create synergy to increase our commission income from the overseas education providers in the future; (ii) gather market intelligence on the latest trends of consumption behaviours; (iii) expand our service offerings to provide assistance to address all the students’ overseas studies needs; and (iv) broaden our reach to students who may be interested in pursuing overseas studies. We plan to enhance our service capabilities by acquiring a majority stake in one or two education services providers in Hong Kong or overseas that could (i) expand our network of overseas education providers directly or indirectly; (ii) expand our reach to students; and (iii) offer services that are unique and beneficial to students and could complement our existing service offerings.

Maintain stable relationships with our existing network of overseas education providers and expanding our customer base

Maintaining good relationships with our existing customers has always been important to us as it ensures a platform for cross-selling our services and improves our network and reputation within the overseas education consultancy service industry. We intend to arrange site visit to existing network and potential overseas education providers to continue providing a broad range of quality choices to prospective students and their parents to consider, thereby increasing our chances in successful placements. We also intend to leverage our existing wide network of overseas education providers to develop our connections with subagents to expand our reach to potential students. Further, we are constantly expanding our portfolio of services to provide a one-stop service to our students and to ensure that their overseas studies needs are addressed.

Establish our service presence in the North America market

Canada is becoming one of the biggest markets for overseas studies by Hong Kong students and the U.S. is also gaining momentum. According to the Industry report, previously, the United Kingdom and Australia were among the top choices for Hong Kong students seeking overseas education due to factors such as cultural familiarity, global reputation and post-study work opportunities. In recent years, Canada has become a popular study destination in recent years due to its favorable post-graduation work and immigration policies for international students. We have an established business presence with Canadian education institutions since 2021. Leveraging our established track record and our reliable relationships with North American education service providers, we believe we will be able to tap into the huge potential of providing students with the opportunities to study in North America. We plan to expand our presence in North America by setting up regional offices at major cities in Canada and/or the U.S.. We plan to selectively pursue mergers and acquisitions, investments, and corporations with local companies to deepen our connection with local education service providers. We will also explore the possibility of forming strategic partnerships with other overseas education consultancy service providers in Hong Kong with a strong establishment in North America to expand our service coverage in North America in a swift and effective manner.

Expand our information technology system and technical capabilities

We plan to invest in our technological platform by upgrading the function and capabilities of our existing information technology system by (i) investing in the use of artificial intelligence in the recommendation of overseas education providers to students in the application process; and (ii) improving our existing data related technology in relation to student relationship management and commission management. Such improvements will increase the likelihood of our successful placement and enable our management to closely monitor and manage each student’s case to provide the best possible services to them.

Our Business Model

The simplified diagram below illustrates our existing business model for overseas studies consultancy services:

Under our business model, we first establish business relationships with overseas education providers by entering into agency agreements with them which stipulate, among other things, the following (i) incentive schedules for different study programs; (ii) payment terms; and (iii) responsibilities of each party (for details of the major terms of a typical agency agreement we enter into with overseas education providers, please see ‘‘Customers — General terms of agency agreements with overseas education providers’’ in this section). Then, we provide consultancy services to prospective students and their parents. We strive to match students in Hong Kong who are seeking overseas studies with the appropriate overseas education providers based on each individual student’s preferences and personal circumstances as well as such student’s suitability for the relevant academic program. We generally charge prospective students a consultancy fee for the consultation services we provide.

We deliver our consultancy services through our education consultants who consult on, among other things, (i) study locations; (ii) academic requirements of study programs; (iii) applications for the study programs; and (iv) accommodation and travelling arrangements (for details of our consultancy services to students, please refer to paragraph headed ‘‘Student consultancy and assistance process’’ in this section).

Students pay tuition fees for the relevant study program to overseas education providers directly. In return for our successful student placements with overseas education providers in our network, we receive commission income in accordance with the terms of the overseas education providers’ agency agreements with us. The major terms of our agency agreements with overseas education providers are generally determined by such overseas education providers according to a standard form offered to their agents, which we further negotiate with them. Accordingly, the form of the commission income is generally determined by the overseas education providers who may offer different terms for each of their study programs and/or the schools they operate. The amount of our commission income generated from our successful placement of students is generally equal to a percentage of the tuition fees payable by the students for each year of such programs. Such commission income is payable to us by the relevant overseas education providers subsequent to them receiving payments from the students and after the students’ refund allowance day.

Since 2018, we established business relationships with subagents, which include overseas studies consultancy service providers and individuals, who refer students seeking overseas studies with overseas education providers which we have a business relationship with. Since 2021, we have been cooperating with subagents to enhance our market presence among students. We provide application assistance to prospective students and their parents and receive commission from overseas education providers. In return for subagents’ referrals of students, we distribute to them a portion of the commission income we receive from the overseas education providers according to the terms of agreements with the subagents.

Occasionally some of our prospective students may wish to apply to study programs with overseas education providers who we do not have established business relationships with. We refer these students to other overseas studies consultancy services providers that we have established business relationships who in turn would then provide application assistance to the prospective students and their parents. In return for our referrals, such overseas studies consultancy services providers distribute a portion of the commission income they receive from the overseas education providers according to the terms of agreements to us.

We work with tutoring agencies to provide online tutoring services to students who (i) wish to study overseas and be better prepared for the exams required; or (ii) are currently studying overseas and would like to improve their grades. Our course offerings mainly include (i) preparation courses for entrance into grammar schools, boarding schools, and universities in the UK; (ii) one-on-one online tutoring for years 5-13 with local teachers in the UK; (iii) examination preparatory courses for General Certificate of Secondary Education (“GCSE”), General Certificate of Education (“GCE”) A levels, and the Scholastic Aptitude Test (“SAT”); and (iv) English proficiency examination preparatory courses for the International English Language testing System (“IELTS”), Duolingo, and the Test of English as a Foreign Language (“TOEFL”). We generally collect the tutoring fees from students. We engage tutoring agencies to provide tutoring services to our students by paying them the tutoring fee collected from our students less a certain percentage. The tutoring agencies generally invoice us once per month.

We offer visa consultation services by recommending suitable plans to facilitate customers’ development in the UK, Canada, and Australia. Our customers generally include (i) students who wish to study overseas and apply for a student visa; (ii) students who have pursued overseas studies and wish to apply for work permit/ graduate visa; or (iii) others, including application for BNO passport, BNO 5+1 scheme for the UK, permanent residence pathways for Hong Kong residents for Canada or a dependent visa.

Our Network of Overseas Education Providers

Over our long history in the overseas studies consultancy industry, we have established a wide network of overseas education providers who offer a wide range of study programs so as to increase the likelihood of our successful matches of the overseas education providers with prospective students. As at June 30, 2023, we entered into agency agreements for programs with over 150 overseas education providers. We and our overseas studies consultancy services provider peers that we have stablished business relationship with have cooperation with over 500 overseas education providers.

Our network currently consists of overseas education providers from the UK, Australia, Canada, New Zealand, and the U.S.. Among which, overseas education providers in the UK, Australia, and Canada are the most popular as enquired by students and their parents. Therefore, overseas education providers from these three countries contributed to a majority of our revenue during the six months ended June 30, 2023 and 2022 and the two years ended December 31, 2022 and 2021. The overseas education providers within our network offer a wide range of study programs across different education levels, including (i) secondary education; (ii) higher education; and (iii) short term courses.

The overseas education providers in our network include, or cooperate in their studies program with, a number of prestigious education institutions, including a number of distinguished universities ranked among the top 100 in the QS World University Ranking.

We will continue to expand our network from time to time in response to the rising popularity of certain overseas education providers or study programs for overseas studies particularly if our assistance to students leads us to certain potential education providers outside our current network. Our sales and marketing department will perform their own due diligence on potential new overseas education providers and on their respective study programs. For details on our internal procedure before entering into agency agreements with new overseas education providers, please see ‘‘Sales and Marketing’’ in this section.

The following table sets forth the breakdown of our revenue from commission income by geographical location of education service providers for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022, 2021.

	June 30, 2023 (unaudited)		June 30, 2022 (unaudited)
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
The UK	578,276	75.9	380,905	95.2
Australia	156,299	20.5	4,294	1.1
Canada	26,260	3.4	14,907	3.7
New Zealand	—	—	—	—
Other	1,274	0.2	—	—
Total	762,109	100.0	400,106	100.0
	2022		2021
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
The UK	669,595	69.6	51,407	66.9
Australia	175,958	18.3	12,920	16.8
Canada	43,367	4.5	3,812	5.0
New Zealand	22,912	2.4	3,030	3.9
Other	50,282	5.2	5,674	7.4
Total	962,114	100.0	76,842	100.0

Student Consultancy and Assistance Process

Our student consultancy and assistance process generally follows the below pattern:

Information collecting and consultation

Based on our understanding, students and their parents typically learn about us through word of mouth referrals from students and their parents who previously benefited from our consultancy services as well as through our promotional efforts including advertisements, leaflets, seminars and education fairs. For further details of our marketing efforts to students and their parents, please see ‘‘Sales and marketing’’ in this section. Prospective students typically come to our office or contact us by phone with preliminary enquiries and seek assistance from our education consultants in their research for overseas education providers. We generally charge prospective students a consultancy fee.

We generally request walk-in students and/or their parents to provide us with the following: (i) personal information such as contact methods and academic background; (ii) interest of studies including the preferred location, types of study programs and intended major; and (iii) the source of how they learned about our services so that we can make an initial assessment and deliver appropriately tailored recommendations as well as any follow-up assistance. We also offer mock tests that allow students to assess their admission probability.

After the preliminary consultation, students or their parents generally contact us again around the admission deadline for applications for overseas studies. We also proactively conduct follow-up calls with students or their parents based on deadlines and based on whether the students or their parents showed a high level of interest during our consultation.

Since 2018, we have established business relationships with subagents, which include overseas studies consultancy service providers and individuals, who refer students seeking overseas studies with overseas education providers who we have a business relationship with. Since 2021, we have been cooperating with subagents to enhance our market presence among students. We provide application assistance to prospective students and their parents and receive commission from overseas education providers. In return for their referrals, we distribute a portion of the commission income we receive from overseas education providers in accordance with the terms of agreements with the subagents.

Occasionally some of our prospective students and parents wish to apply study programs with overseas education providers that we do not have established business relationships with. We refer these students to other overseas studies consultancy services providers which we have established business relationships with which in turn provide application assistance to these prospective students or their parents. In return for our referrals, the overseas studies consultancy service providers distribute a portion of the commission income they receive from the overseas education providers according to the terms of their agreements with us.

Assistance in preparing and submitting students’ applications

Once the students have chosen which study programs they wish to apply to, we guide students and their parents through various admission requirements and request that they provide the necessary supporting documentation for submission along with the application form. As part of our procedures to verify students’ personal information, we generally require the students to provide originals of the following documents to check against the information provided: (i) passport; (ii) public exam result slip (for applying to higher education programs) or school certificates (for applying to secondary education programs); and (iii) student visa (if applicable). These documents are then scanned and copies are saved in our system or kept in our records. We help submit the application to overseas education providers on behalf of the students. While the students are primarily responsible for the accuracy and genuity of the information provided in the submitted documents, we are generally responsible for assisting overseas education providers in ensuring an application free of false statements or misrepresentations pursuant to our agency agreements with such overseas education providers.

The application forms usually also require us to submit our identity to allow the overseas education providers to identify us for the arrangement of payment of the commission income for each successful placement. Alternatively, education providers may also identify us as the responsible consultancy for a student application as we regularly liaise with the staff of the overseas education providers to ensure the smooth processing of the student’s application. Overseas education providers normally require a student to notify the overseas education providers of any changes in the consultancy assisting them.

Follow-up after submission of the application

In cases where overseas education providers require an entrance test as a condition of admission, they either organize it themselves or we assist in its arrangement. In the latter case, we liaise with relevant students or the overseas education providers provide us with the requisite test papers and such tests take place on our office in Tsim Sha Tsui. Since 2021, we have been an authorized test centre for UKiset which is a school entrance test generally required by many UK independent schools.

Release of application results and post-enrollment services

After our submission of the applications on behalf of the students, the admissions office of the relevant overseas education provider reviews the application and provides the application results within a period which could be as short as two to three days or as long as six months depending on each overseas education provider’s internal review process.

Depending on the students’ needs, once the student accepts the offer, our education consultants provide post-enrollment services including,: (1) reminding the student to pay the necessary tuition fees and to follow the visa requirements necessary; (2) assisting the students with the arrangement of school accommodation, homestay family and/or guardianship; (3) arranging for departure and pick-up service for the students at the airport; and (4) organizing ‘‘pre-departure’’ talks that contain tips for travelling and studying abroad such as packing tips. The students generally pay the tuition fees for the study program to the overseas education providers directly but we request that students provide us with the evidence of such payment for our internal record purposes.

Follow-up services

After the students commence their chosen study programs, our education consultants keep in touch with the students and provide any further assistance necessary such as administrative arrangements programs. We may also offer assistance to those students who want to pursue further overseas studies after finishing their first program.

Tutoring Service

Students and their parents typically learn about our tutoring services through our consultation services for overseas studies and from our website. Students generally provide us with personal information and their interests in further studies including their preferred programs or objectives in mind. We make an initial assessment and deliver appropriate recommendation to the students.

Once the students have chosen appropriate courses, we prepare the relevant documents and liaise with tutoring agencies to arrange for tutoring. If the tutoring agency confirms acceptance of the student, we inform the student and arrange for the student to pay the relevant tuition fees to us. We also offer a paid trial course for certain programs to students to ensure satisfaction of the course they applied for. We generally invoice our students once per month.

After the students commence their tutoring, we keep in touch with the students and provide post-enrollment services including: (i) reminding the students to pay the necessary tuition fees when required; (ii) enquiring if they believe they are capable of achieving their objectives and making appropriately tailored recommendations; and (iii) liaising with tutoring agencies.

We believe that our tutoring services are not subjected to the Opinions on Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students promulgated by the PRC Government (the “Tutoring Opinions”) in 2021 as we do not have any operation in the PRC. Therefore, we believe the Tutoring Opinions does not have any material impact to our business operations.

Visa consultation service

Our customers typically learn about our visa consultation services through our consultation services for overseas studies and from our website. Our customers indicate to us their objectives and their preferred countries. We make an initial assessment and provide appropriate recommendations to them. If the customers intend to pursue the application further, we collect the requisite personal information necessary and the required documentation from the customers and assist them with preparing their applications.

After submission of the application, we conduct follow-ups such as arranging for the submission of supplemental documents and assisting in addressing queries from the relevant governmental agencies. We inform our customers once the application is successful.

Market and Competition

According to Frost & Sullivan, the gross value of overseas education consultancy services market in Hong Kong increased from approximately HK$82.1 million (US$10.5 million) in 2018 to HK$113.5 million (US$14.6 million) in 2022, a CAGR of 8.4%. Driven by (i) the growing economic status spurring willingness to pursue abroad education, as the per capita GNI in Hong Kong has increased from HK$398,551 in 2018 to HK$410,772 in 2022. As economies prosper and more families attain middleclass status, they gain both motivation and financial means to pursue a foreign education; (ii) complicated application procedure and evolving requirements encourage students to consult consultancies to navigate the application process; (iii) growing sub-sectors in the overseas study consultancy services market from undergraduate programs to high schools, boarding schools and a wider range of programs; and (iv) the desire for students to look for diversified choices and a broad range of options in terms of destinations, programs and types of institutions encourage students to look for consultancies for guidance, we expect that the demand of overseas education consultancy services will further increase. As such, we believe that we should enhance our service capabilities, expand our customer base, establish our service presence in the North America market and expand our information technology system to enhance our competitiveness and capture the potential opportunities in the growing overseas education consultancy services market in Hong Kong. The gross value of overseas consultancy services market in Hong Kong is expected to increase from HK$113.5 million (US$14.6 million) in 2022 to HK$153.7 million (US$19.7 million) in 2027, a CAGR of 6.4%.

Seasonality

Our performance is subject to seasonality. Based on the terms of the agency agreements entered into between us and the overseas education providers, we generally record our commission income subsequent to the overseas education providers receiving payments from the students and after the students’ refund allowance day. Therefore, our revenue tends to fluctuate during the year with reference to the commencement of the academic term particularly that of the UK in the second half of the year.

Sales and Marketing

To the overseas education providers

We strive to expand our network of overseas education providers and the study programs offered and work towards being able to maintain relationships with existing customers in order to allow us to provide the best recommendations of overseas studies. We conduct regular research based on the latest market news and trends. Based on the feedback received from our education consultants obtained during their consultations with students, we are able to recognize the rising popularity of certain overseas education providers or study programs for overseas studies in a timely manner.

In general, in deciding whether to establish a business relationship with any potential overseas education providers, our Group will assess each potential overseas education provider based on their (i) reputation; (ii) popularity; (iii) history; (iv) teaching quality; (v) variety of study programs offered; and (vi) tuition fee.

Before entering into any new agency agreement with the potential overseas education providers, our sales and marketing department will perform the requisite due diligence necessary to ensure that the new overseas education providers not only enhance our business, but also enhance our professional image by ensuring that we would not be providing any misleading information or be making any inappropriate recommendations to the prospective students and their parents. Such due diligence includes our own desk research on the background of the overseas education providers including their history, location, environment, programs offered, and their teachers. In certain circumstances, we may also perform site visits and meet with their staff.

Besides exploring opportunities for expanding our network, our sales and marketing department manage and maintain a good relationship with some of our existing customers. Our existing overseas education providers provide us with their newsletters on a regular basis which allows us to keep up-to-date with information related to their development and study programs offered. We also hold regular meetings with our customers to discuss our performance, share up-to-date information of the overseas education providers and the studies programs they offer, and the latest trends in the overseas studies market in Hong Kong as well as our marketing activities.

To our subagents

Since 2018, we have established business relationships with subagents, which include overseas studies consultancy service providers and individuals, who refer students seeking overseas studies with overseas education providers who we have a business relationship with. Since 2021, we have been cooperating with subagents to enhance our market presence among students. We maintain strong relationships with our subagents and work closely with each other. Our subagents can gain access to our network of overseas education providers while we can reach a wider audience of students. We believe that our subagent network allows us to maximize our market presence in Hong Kong.

Our sales and marketing team and our education consultants arrange for regular meetings with our subagents to keep them abreast of the latest developments of our network of overseas education providers. We also meet regularly with prospective subagents who have access to a pool of prospective students who may wish to study overseas to explore the possibility of collaboration.

To our students

As of the date of this registration statement, we deliver our overseas studies consultancy services primarily at our office located in Tsim Sha Tsui, Hong Kong. We primarily rely on our education consultants to provide consultancy services to students and their parents and keep them up to date with relevant information related to studying overseas.

Our education consultants arrange for regular meetings internally and with our sales and marketing team to discuss and share their experiences during their consultations as well as their findings from site visits to existing or potential overseas education providers. This helps them to keep themselves up to date with the latest market developments and information from overseas education providers and allows them to deliver the necessary market developments and information to the students and their parents.

Our promotion activities

We attract students primarily from referrals from prior students and their parents who as well as from our subagents. Our promotional activities are designed to raise awareness among students and their parents of our brand and our services. We place advertisements and distribute leaflets to promote our services. We host multiple online and offline seminars on overseas studies, visa consultation, and language test preparation. We accept interviews from local newspapers and magazines to share up-to-date information and latest trends in overseas studying. We also host overseas studies fairs to allow students and their parents to meet and question representatives of overseas education providers in our network directly in relation to their preferred study programs and to gather other information. Such fairs occur throughout the year for secondary education studies programs aimed at secondary school students, higher education studies programs aimed at Hong Kong Diploma of Secondary Education Examination (“DSE”) graduate students and studies programs involving boarding schools in the UK aimed at students who would like to study in such schools.

Customers

Characteristics of our customers

Our customers primarily consist of (i) overseas education providers; (ii) overseas studies consultancy service providers; and (iii) students or parents. The total revenue from our five largest customers was approximately 36.0%, 27.5% and 14.2% of our total revenue for the six months ended June 30, 2023 and 2022 and the two years ended December 31, 2022 and 2021. During the six months ended June 30, 2023 and 2022, one of our customers accounted for more than 10% of our total revenue during the period, being Index Education Services (Hong Kong) Limited which accounted for approximately 16.6%. During the year ended December 31, 2022, none of our customers accounted for more than 10% of our total revenue during the year and our top customer accounted for 9.1% of our total revenue. During the year ended December 31, 2021, none of our customers accounted for more than 10% of our total revenue during the year and our top customer accounted for 4.2% of our total revenue.

General terms of agency agreements with overseas education providers

Our agency agreements with overseas education providers are based on each overseas education provider’s standard form offered by it to its education agents but the main terms of each overseas education providers are generally similar and normally contain contract terms like the respective rights and obligations of the agent and the overseas education provider, commission rate, payment method, invoice policy, and termination conditions. A summary of the key general terms of the agency agreements are summarized below:

Terms	:	Generally two or three years while some contracts are long term agreements with indefinite terms.
Commission	:

The agency agreements generally contain circumstances which determine whether a student placement is considered to be successful and therefore whether the commission is payable. In general, successful enrollment is determined by the overseas education providers receiving payments from the students and after the students’ refund allowance day.

The amount of our commission income generated from our successful placement of students to higher education programs through direct enrollment instead of a foundation and pathway program is generally equal to a percentage of the tuition fees payable by the students for each year of such programs.

Payment terms and credit period	:	Generally the payment is made via telegraphic transfer. There is generally no specific credit term offered to our customers.
Responsibilities of parties	:

The responsibilities of the overseas education providers generally include providing us with assistance in understanding their institution, study programs offered, marketing materials, and other relevant information.

Our main responsibility involves our student consultancy and placement services. Overseas education providers do not generally appoint us as their exclusive agents.

Suppliers

Our suppliers primarily consist of (i) tutoring agencies; and (ii) subagents.

Tutoring agencies

We generally engage tutoring agencies to provide tutoring services to students upon the students’ request. We generally collect the tutoring fee from the students and pay the tutoring agencies the tutoring fee collected from our students less a certain percentage. The tutoring agencies generally invoice us once per month and we generally settle the fee by telegraphic transfer. There is generally no specific credit term offered by the tutoring agencies but we generally settle our payables within 90 days. The responsibilities of the tutoring agencies generally include providing us with assistance in understanding their course offerings and other relevant information as well as providing relevant services to the students. Our main responsibilities include our student consultancy services and referrals to the tutoring agencies.

Subagents

Since 2018, we have established business relationships with subagents, which include overseas studies consultancy service providers and individuals, which refer students seeking overseas studies with overseas education providers who we have a business relationship with. Since 2021, we have been cooperating with subagents to enhance our market presence among students. We generally enter into agreements with the subagents for the referral of students. A summary of the key general terms of the agreements are summarized below:

Terms	:	Effective until termination.
Commission	:

A student referral is considered to be successful when the overseas education providers accept the student and pay commission to us for student placements.

The commission payable to the subagents is generally a portion of the commission income we receive from the overseas education providers.

Payment terms and credit period	:

Generally the payment method is by bank or telegraphic transfer. There is generally no specific credit term offered by our subagents but we generally settle the commission payable to the subagent within 90 days after receiving it from the overseas education providers for student placements.

Responsibilities of parties	:

The responsibilities of the subagents generally include referring the students to us and providing them with student consultancy services.

Our main responsibility involves providing our subagent with the latest information of overseas education providers and placing the students with the relevant overseas education providers. We do not appoint our subagents as our exclusive agents.

Employees

All of our employees are based in Hong Kong. The following table sets down a breakdown of our employees by function as at June 30, 2023 and December 31, 2022 and 2021:

Function	Number of Employees, as at June 30,	Number of Employees, as at December 31,
	2023	2022	2021
Management	2	2	1
Accounting and Finance	2	2	0
Sales and Marketing	2	2	2
Education Consultants	3	3	1
Total	9	9	4

We offer an attractive remuneration package to our employees, which includes basic salary, commissions, allowances, discretionary bonuses, pension scheme contributions, and other staff benefits. We determine the salary of our employees mainly based on each employee’s qualifications, relevant experience, position, and seniority. We conduct annual review on salary raises, bonuses, and promotions based on the performance of each employee.

We pay our education consultants a fixed basic salary plus commission and discretionary bonuses which are principally determined based on the total number of students such education consultants successfully placed and the corresponding revenue generated during each year. We strive to match students in Hong Kong with appropriate overseas education providers based on each individual student’s preferences and personal circumstances as well as such student’s suitability for the relevant academic program, therefore there is no compulsory placement target set by our Group for our education consultants.

We generally require our education consultants to have undergone higher education and preferably have real-life experience studying and living abroad. As at June 30, 2023, all of our education consultants have previously studied outside Hong Kong and hold either a bachelor’s or master’s degree. We believe such educational backgrounds and experiences of our education consultants gives them unique perspectives when providing consultancy services on matters such as admission process, local culture, and experiences when studying abroad.

All our education consultants receive basic training upon commencement of their employment concerning our core consultancy service and on-the-job training. We also formulated a series of consultancy guidelines for the day-to-day work of education consultants to improve their communication skills with parents and students and to ensure their satisfaction with us as well as to reduce the likelihood of miscommunication and misrepresentation by our education consultants with respect to our partners and their study programs, various admissions, and other specific requirements.

Properties

As at the date of this prospectus, we entered into the following lease agreement:

Location	Term of Lease	Usage
Office No. 903, 9/F, Tower 1 Silvercord, 30 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	From June 21, 2023 to June 20, 2025	Office

We lease the aforementioned property from Victory International Manufactory Limited and the lease is from June 21, 2023 to June 20, 2025. We paid rental fees of HK$286,195 (US$36,495), HK$571,428 (US$72,957) and HK$404,520 (US$52,035) for the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, respectively.

Intellectual Property

Domain Name

We are the registrant of the domain names http://risesmart.com.hk, http://risesmart.hk, http://ourvisa.com.hk and http://ourvisa.hk.

Trademarks

As of the date of this prospectus, we have submitted applications for the registration of two trademarks in June 2023, the approvals of which are still pending.

During the six months ended June 30, 2023 and the two years ended December 31, 2022 and up to the date of this prospectus, neither we nor any of our subsidiaries have been involved in any proceedings in respect of, nor have we received notice of any claim for, the infringement of any intellectual property rights, and we have not been charged with any breach of the relevant laws or regulations relating to its services, that had any material adverse effect on the operations or financial condition of the Company.

Legal Proceedings

For the six months ended June 30, 2023 and the two years ended December 31, 2022 and up to the date of this prospectus, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which have had a material adverse effect on the operations or financial condition of the Company.

Awards and Recognitions

We believe our brand has established goodwill and the quality of our services has gained recognition among overseas education providers in our network as demonstrated by our accreditations. We or our staff have obtained accreditation from (i) the Board Schools’ Association of the United Kingdom as a BSA certified agent; (ii) ICEF Academy as a qualified education agent counsellor; and (iii) British Council as a British Council Hong Kong IELTS partner agent.

Licenses

We confirm that we have obtained all material licenses, certificates, and approvals required for carrying on our business activities in Hong Kong for the six months ended June 30, 2023 and the two years ended December 31, 2022 and up to the date of this prospectus.

Our Corporate History and Structure

Rise Smart Group Holdings Limited an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 14, 2023, as a holding company of our business, which is primarily operated through our indirectly wholly-owned Operating Subsidiary, Rise Smart Holdings Limited, incorporated in Hong Kong, which we refer to as Rise Smart Hong Kong.

Rise Smart (HK) Limited was incorporated on June 29, 2023 under the laws of the British Virgin Islands, as an intermediate holding company.

Our Operating Subsidiary, Rise Smart Hong Kong, was founded in 2006 and is principally engaged in providing overseas studies consultancy services.

Our subsidiary incorporated in the UK, Rise Smart Holdings Limited, incorporated in the UK, which we refer to as Rise Smart UK, was founded in 2020 and has not engaged in any business activity.

On June 14, 2023, the Company was incorporated in the Cayman Islands and Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, owned 8,012 shares, 990 shares, 499 shares and 499 shares, respectively. On June 29, 2023, the Company incorporated a wholly-owned subsidiary, Rise Smart (HK) Limited, a limited company incorporated in the British Virgin Islands. On July 4, 2023, Rise Smart (HK) Limited entered into agreements with Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, pursuant to which Rise Smart (HK) Limited acquired 2,403,600 shares, 297,000 shares 149,700 shares and 149,700 shares of Rise Smart Hong Kong, our Hong Kong subsidiary, from Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, at the consideration of HK$80.12, HK$9.9, HK$4.99 and HK$4.99, respectively. On July 5, 2023, Rise Smart (HK) Limited entered into agreement with Mr. Kin Cho Li, pursuant to which Rise Smart (HK) Limited acquired the entire issued share capital of Rise Smart UK, our UK subsidiary, from Mr. Kin Cho Li at the consideration of 100 Great Britain Pounds. Subsequently our Hong Kong subsidiary and UK subsidiary are wholly-owned by Rise Smart (HK) Limited.

Prior to this Offering, our Company was 80.12% owned by Mr. Kin Cho Li, our Chief Executive Officer and Chairman, 9.90% by Mr. Wa Pang Cheong, 4.99% by Mr. Ho Fai Chan, and 4.99% by Mr. Yu Ming Tang.

The following diagram illustrates our corporate structure prior to the Offering:

Li Kin Cho
Cheong Wa Pang
Chan Ho Fai
Tang Yu Ming
80.12%
9.90%
4.99%
4.99%
Rise Smart Group Holdings Limited (1)
(Incorporated in the Cayman Islands)
100%
Rise Smart (HK) Limited (2)
(Incorporated in the British Virgin Islands)
100%
100%
Rise Smart Holdings Limited (3)
(Incorporated in Hong Kong)
Rise Smart Holdings Limited (4)
(Incorporated in the UK)

The following diagram illustrates our corporate structure after the Offering:

____________

Notes:

(1)      Rise Smart Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)      Rise Smart (HK) Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiary and our UK subsidiary.

(3)      Rise Smart Holdings Limited, a Hong Kong company, is our Operating Subsidiary.

(4)      Rise Smart Holdings Limited, a UK company, is our subsidiary in the UK.

COVID-19 Update

The world experienced a global pandemic of a novel strain of coronavirus (COVID-19) and its variants. The pandemic has resulted in quarantines, travel restrictions and the temporary closure of businesses and facilities globally for most of the past two years. The COVID-19 pandemic does not have any significant impact on the Hong Kong overseas education consultancy service industry. As of the date of this prospectus, we do not experience disruptions to our services. Further impact of COVID-19 to our industry or us depends on the extent, duration, and resurgence of new COVID-19 cases.

REGULATIONS

The section sets forth a summary of the material laws and regulations applicable to our business operations in Hong Kong.

(A)    TRADE DESCRIPTION

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

After an amendment in 2012, which came into operation in 2013, some new provisions in the Trade Description Ordinance (‘‘TDO’’) are relevant to commercial practice including advertising and marketing.

Under section 2 of the TDO, trade description can now be applied to a service. It means in relation to a service, an indication, direct or indirect, and by whatever means given, with respect to the service or any part of the service including an indication of any of the following matters:

(a)     nature, scope, quantity (including the number of occasions on which, and the length of time for which, the service is supplied or to be supplied), standard, quality, value or grade;

(b)    fitness for purpose, strength, performance, effectiveness, benefits or risks;

(c)     method and procedure by which, manner in which, and location at which, the service is supplied or to be supplied;

(d)    availability;

(e)     testing by any person and the results of the testing;

(f)     approval by any person or conformity with a type approved by any person; (g) a person by whom it has been acquired, or who has agreed to acquire it; (h) the person by whom the service is supplied or to be supplied;

(i)     after-sale service assistance concerning the service;

(j)     price, how price is calculated or the existence of any price advantage or discount.

Under section 7A of the TDO, a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer; or supplies or offers to supply to a consumer a service to which a false trade description is applied commits an offence. Under section 13E of the TDO, if the commercial practice (including advertising and marketing) contains misleading omission as to material information the trader commits a criminal offence.

Under section 18 of the TDO, any person who commits an offence under inter alia, section 7A or section 13E shall be liable on conviction on indictment to a maximum fine of HK$500,000.00 and imprisonment for 5 years; and on summary conviction to a maximum fine of HK$100,000.00 and imprisonment for 2 years. Further, under section 18A of the TDO, on conviction of an offence under inter alia sections 7A and 13E, the court has the additional power to order the payment of compensation.

According to section 20 of the TDO, if the offence is committed by a limited company and the offence has been committed with the consent or connivance or is attributable to the neglect of a person including a director, officer or manager they also commit the offence.

(B)    MISREPRESENTATION

Misrepresentation Ordinance (Chapter 284 of the laws of Hong Kong)

Under the Misrepresentation Ordinance, where a person has entered into a contract after a misrepresentation has been made to him, and (a) the misrepresentation has become a term of the contract; or (b) the contract has been performed, or both, then, if otherwise he would be entitled to rescind the contract without alleging fraud, he shall be so entitled, subject to the provisions of this Ordinance, notwithstanding the matters mentioned in (a) and (b) above.

Under section 3 of the Misrepresentation Ordinance:

(1)    Where a person has entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.

(2)    Where a person has entered into a contract after a misrepresentation has been made to him otherwise than fraudulently, and he would be entitled, by reason of the misrepresentation, to rescind the contract, then, if it is claimed, in any proceedings arising out of the contract, that the contract ought to be or has been rescinded the court or arbitrator may declare the contract subsisting and award damages in lieu of rescission, if of opinion that it would be equitable to do so, having regard to the nature of the misrepresentation and the loss that would be caused by it if the contract were upheld, as well as to the loss that rescission would cause to the other party.

(3)    Damages may be awarded against a person under subsection (2) whether or not he is liable to damages under subsection (1), but where he is so liable any award under subsection (2) shall be taken into account in assessing his liability under subsection (1).

(C)    PERSONAL DATA

Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong)

The Personal Data (Privacy) Ordinance protects the privacy interests of living individuals in relation to personal data. It covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data.

There are six principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose.

The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the Personal Data (Privacy) Ordinance. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

(D)    EMPLOYMENT

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage (set at HK$40 per hour as at the date of this prospectus) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into an MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as at the date of this prospectus), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as at the date of this prospectus). The employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as at the date of this prospectus).

(E)    HEALTH AND SAFETY

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

•        providing and maintaining plant and systems of work that are safe and without risks to health;

•        making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

•        as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

•        providing all necessary information, instructions, training and supervision for ensuring safety and health; and

•        providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to 12 months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15(1A) of the Employees’ Compensation Ordinance, employer shall report work injuries of its employee to the Commissioner of Labor not later than 14 days after the accident, irrespective of whether the accident gives rise to any liability to pay compensation.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). Under section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover his liability and that of his subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has a policy of insurance under section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years.

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

(F)    GENERAL

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person who carries on a business in Hong Kong to apply for business registration within one month from the date of commencement of the business, and to display a valid business registration certificate at the place of business.

Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

Taxation

Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law of PRC, or the Enterprise Income Tax Law, while the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law of PRC, or the Implementing Rules on December 6, 2007, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was further amended by SCNPC on February 24, 2017, which stimulates that corporate income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China. Corporate income tax shall be payable by a non-resident enterprise, for income derived from or accruing in China by its office or premises established in China, and for income derived from or accruing outside China for which the established office or premises has a de facto relationship. The corporate income tax shall be at the rate of 25%. The applicable tax rate for income of a non-resident enterprise under the provisions of the third paragraph of Article 3 shall be 20%. Corporate income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Corporate income tax for key advanced and new technology enterprises supported by the State shall be at a reduced tax rate of 15%. On the other hand, the State Administration of Taxation provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore enterprise is located in China. Simply speaking, the criteria is more focused on substantive rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters. However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups rather than those controlled by PRC individuals or foreign individuals. So far there is no further criteria passed yet and no applicable legal precedents either, therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is unlikely that we will be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

On August 21, 2006, China and Hong Kong signed the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income. When a Chinese company distributes dividends to Hong Kong residents (beneficiary owners of dividends), if the recipient directly owns at least 25% of the equity interest in the above-mentioned Chinese company, the Chinese withholding tax rate is 5%, otherwise it is 10%. On October 14, 2019, the State Administration of Taxation promulgated the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which stimulate that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and accept follow-up administration by the tax authorities.

MANAGEMENT

Set forth below is information concerning our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
Kin Cho LI	44	Chief Executive Officer, Chairman, and Director
Ka Nung WU	47	Chief Financial Officer
Wang Wai CHEN	48	Independent Director* and Audit Committee Chairman*
King Fui LEE	45	Independent Director*
San Man LENG	46	Independent Director*

____________

*        These individuals consent to serving in such positions upon the closing of this Offering.

The business address of each of the officers and directors is at Office No. 903, 9/F, Tower 1 Silvercord, 30 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Chief Executive Officer

Kin Cho LI, age 43, has approximately 15 years of experience in the overseas studies consultancy service industry. Mr. Li joined Rise Smart Hong Kong in 2014 as a director and in 2015 as a shareholder. He was appointed as our Chief Executive Officer and Chairman on [*], 2023. Mr. Li is primarily responsible for the overall management, formulation of business strategies and day-to-day management of our operations. Mr. Li obtained a bachelor of computer engineering from the City University of Hong Kong in November 2001. From July 2008 to December 2012, he was a branch manager of Global Education Network in Hong Kong. Mr. Li is a qualified education agent counsellor under the ICEF Academy and a certified agent of the British Council.

Chief Financial Officer

Ka Nung WU, age 47, has over 20 years of experience in auditing and accounting industry. From April 2001 to July 2002, Mr. Wu worked in F.S. Li & Company, CPA Limited as an audit intermediate. From August 2002 to May 2004, Mr. Wu worked in George Yau & Ho, CPA as an audit semi-senior. From June 2004 to October 2007, Mr. Wu worked in Y.W.Ip & Co., CPA as an audit senior. From November 2007 to March 2013, Mr. Wu worked in Timex Corporate Consulting Limited as an accounting officer. From May 2013 to May 2014, Mr. Wu worked in LKKC C.P.A. Limited as an audit senior. From May 2014 to October 2018, Mr. Wu worked in JP Housing Company Limited as an accountant. From September 2018 to November 2022, Mr. Wu worked in Winsea International Limited as an executive director and company secretary. In December 2022, Mr. Wu joined Rise Smart Hong Kong as the chief financial officer. Mr. Wu obtained an honors diploma in accounting from Hong Kong Shue Yan University in 2000.

Independent Directors:

Wang Wai CHEN, age 47, will serve as a director immediately upon the closing of this Offering. Mr. Chen has over 20 years of experience in the accounting and finance industry. From February 2000 to November 2001, Mr. Chen worked in Fiducia Ltd. as an accountant. From September 2000 to July 2010, Mr. Chen worked in Hong Kong Shue Yan University as a lecturer on various business and accounting courses. From July 2010 to March 2012, Mr. Chen worked in Fook Woo Assorted Paper Limited as a finance manager. From March 2012 to September 2016, Mr. Chen worked in Timex Corporate Consulting Limited as a corporate finance manager. Since October 2016, Mr. Chen worked in Eminent Education Company Limited/ Wai Hung Education Company Limited as the operations and finance director. Mr. Cheng obtained a Bachelor of Commerce (accounting) from the University of Wollongong in December 1998 and a Master of Funds of Management from the University of New South Wales in December 1999. Mr. Chen is a certified practicing accountants member in Australia and a certified public accountant of the Hong Kong Institute of Certified Public Accountants.

King Fui LEE, age 45, will serve as a director immediately upon the closing of this Offering. Mr. Lee has over 15 years of experience in the accounting and finance industry. Mr. Lee worked in KPMG with his last position as senior manager from October 2006 to March 2011. Mr. Lee worked in Aujet Industry Limited as chief financial officer from August 2013 to February 2014. Mr. Lee worked in Legend Oilfield Services Limited as chief financial officer from May 2014 to April 2015. Mr. Lee worked in Enersoon Technology Limited as the vice president in investment and finance from January 2016 to December 2016. Mr. Lee worked in Tiantian Media Hong Kong Limited as chief financial officer from March 2017 to December 2017. Mr. Lee founded Visionwide Consultancy Limited and acted as director since October 2017, mainly providing company secretarial, tax compliance and corporate finance advisory services. From August 2018 to December 2020, Mr. Lee was an independent non-executive director of Hang Tai Yue Group Holdings Limited (HKEx: 8081). From July 2019 to October 2022, Mr. Lee was an independent non-executive director of China Creative Digital Entertainment Limited (HKEx: 8078). Since July 2019 and January 2022, Mr. Lee has become an independent non-executive director of Easy Repay Finance & Investment Limited (HKEx: 8079) and S&P International Holding Limited (HKEx: 1695), respectively. Mr. Lee obtained a master of science in accountancy from the Hong Kong Polytechnic University in 2012. Mr. Lee has been an associate member of the Hong Kong Institute of Certified Public Accountants since January 2012 and a fellow member since September 2020. Mr. Lee has been an associate member of the Association of Chartered Certified Accountants since September 2003 and a fellow member since September 2008. Mr. Lee has been a chartered accountant of Malaysian Institute of Accountants since March 2004.

San Man LENG, age 46, will serve as a director immediately upon the closing of this Offering. Ms. Leng has over 20 years of experience in accounting, auditing and international tax planning, specializing in U.S. taxation. Ms. Leng worked in Jim C. Accountancy Corporation in the U.S. as an auditor/ accountant from 1999 to 2004. Ms. Leng worked in Zdonek & Wolowicz Accountancy Corporation in the U.S. as a senior auditor/ accountant from 2004 to 2005. Ms. Leng worked in Galaxy Entertainment Group Limited as a finance manager from 2006 to 2007. Ms. Leng worked in AzureTax Limited as U.S. tax manager from 2009 to February 2012. Ms. Leng worked in Lusk & Moore Group as U.S. tax principal from March 2012 to August 2014. Ms. Leng has worked in East Asia Sentinel Group as U.S. tax partner since August 2014. Ms. Leng has also served as a board member for BKR Asia Pacific, part of BKR International, which is one of the top 10 global accounting associations, since 2019. Ms. Leng has served as an independent director of Globavend Holdings Limited (NASDAQ: GVH) since November 2023. Ms. Leng obtained a Bachelor of Arts in Business Economics from the University of Southern California in 1999. Ms. Leng is a Certified Public Accountant under the California Board of Accountancy and a member of the American Institute of Certified Public Accountants.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our BOD.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board of Directors

We expect our BOD will consist of [four (4)] directors after completion of the Offering.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the BOD: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copy of our committee charters are to be posted on our corporate investor relations website at http://risesmart.com.hk prior to our listing on Nasdaq.

Each committee’s members will be appointed upon the close of our Offering and listing on Nasdaq Their functions are described below.

Audit Committee.    We expect that on completion of the Offering, the audit committee will be comprised of Wang Wai CHEN, King Fui LEE and San Man LENG with San Man LENG serving as chair. Our BOD has determined that Wang Wai CHEN qualifies as an “audit committee financial expert” and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules. We have also determined that Wang Wai CHEN, King Fui LEE and San Man LENG satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

Our BOD has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate website.

Compensation Committee.    We expect that upon completion of the Offering, the Compensation Committee will be comprised of Wang Wai CHEN, King Fui LEE and San Man LENG, with King Fui LEE serving as chair. We have also determined that Wang Wai CHEN, King Fui LEE and San Man LENG satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the BOD, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate website.

Nominating and Corporate Governance Committee.    We expect that upon completion of the Offering, the Nominating and Corporate Governance Committee will be comprised of Wang Wai CHEN, King Fui LEE and San Man LENG, with Wang Wai CHEN serving as chairman. We also determined Wang Wai CHEN, King Fui LEE and San Man LENG, satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating and corporate governance committee’s current charter is available at our corporate website.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics will be available at our corporate website after the Offering at http://risesmart.com.hk.

Duties of Directors

Under Cayman Islands law, the directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they believe to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our BOD include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers; and

•        exercising the borrowing powers of our company and mortgaging the property of our company.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the BOD. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our articles of association as may be amended from time to time. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from board meetings for a continuous period of six months or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association as may be amended from time to time.

Interested Transactions

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

A director may, subject to any separate requirement for audit committee approval under applicable law, our memorandum and articles of association as may be amended from time to time or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of a certain contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such a contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our Amended Memorandum and Articles, we may indemnify, among other persons, our Directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in carrying out their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Employment Agreements with Named Executive Officers and Director

We entered into employment agreement with our named executive officers. The named executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officers’ employment under Hong Kong Law and under other applicable laws and regulations.

The named executive officers agreed during and after the termination or expiry of his/her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by his/her duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

EXECUTIVE COMPENSATION

Our compensation committee approves our salaries and benefit policies. It determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our BOD has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The BOD will make an independent evaluation of appropriate compensation to key employees, with input from management. The BOD has oversight of executive compensation plans, policies and programs.

The following table sets forth certain information with respect to compensation for the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021 earned by or paid to our chief executive officer, Mr. Li, our director, and the chief financial officer, Mr. Wu (the “named executive officers”).

Name and principal position	Year/ period	Fee earned or paid in cash	Base compensation and bonus	Share awards	Option awards	Non-equity incentive plan compensation	Change in pension value and non- qualified deferred	All other compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Mr. Kin Cho Li Chief Executive Officer	Fiscal year ended December 31, 2021	96,476	—	—	—	—	—	1,415	97,891
	Fiscal year ended December 31, 2022	4,596	—	—	—	—	—	575	5,171
	Six months ended June 30, 2023 (Unaudited)	91,813	—	—	—	—	—	1,148	92,961
Ka Nung Wu Chief Financial Officer	Fiscal year ended December 31, 2021	—	—	—	—	—	—	—	—
	Fiscal year ended December 31, 2022	2,553	—	—	—	—	—	128	2,681
	Six months ended June 30, 2023 (Unaudited)	17,853	—	—	—	—	—	893	18,745

Director Compensation — Non-Employee Directors

For the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, the Company did not have any non-employee directors. At the closing of the Offering, we will engage three independent directors, who are not employees of the Company or any of the Operating Subsidiaries, as non-employee directors. We will pay our independent directors an annual cash retainer subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)      Mr. Li, Kin Cho, a director of Rise Smart.

(b)      Rise Smart Immigration Consultancy Limited, controlled by Mr. Li, Kin Cho.

(c)      Venus Ng Immigration Consultancy Limited, controlled by Mr. Li, Kin Cho.

a. Due from related parties

As of June 30, 2023 and December 31, 2022 and 2021, the balances of amount due from related parties were as follows:

		June 30, 2023 (Unaudited)		December 31, 2022	December 31, 2021
Due from related parties
Mr. Li, Kin Cho (a)	(1)		[*]	800,769	470,059
Rise Smart Immigration Consultancy Limited (b)			[*]	499	—
Venus Ng Immigration Consultancy Limited (c)	(2)		[*]	1,114	—
Total		$	[*]	$802,382	$470,059

____________

(1)      The balance was the advances to the director. These amounts are unsecured, interest-free and repayable on demand. The balances have been fully repaid in July 2023.

(2)      The balance was the advances to Rise Smart Immigration Consultancy Limited and Venus Ng Immigration Consultancy Limited for operational purpose. These amounts were unsecured, interest-free and repayable on demand. The balances have been fully repaid in July 2023.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of the prospectus by:

•        Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

•        Each of our director, director nominees and named executive officers; and

•        All directors and named executive officers as a group.

Our Company is authorized to issue 50,000 Ordinary Shares with par value of $1. The number and percentage of Ordinary Shares beneficially owned before the Offering are based on 10,000 Ordinary Shares issued and outstanding as of the date of this prospectus and [        ] Ordinary Shares post-Offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person.

None of our shareholders as of the date of this prospectus is a record holder in the U.S.. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Office No. 903, 9/F, Tower 1 Silvercord, 30 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. As of the date of this prospectus, we have one shareholder of record.

	Ordinary Shares beneficially owned prior to this Offering		Ordinary Shares beneficially owned after this Offering
	Number	%	Number	%
Directors and Executive Officer:
Kin Cho LI Chief Executive Officer	8,012	80.12
Ka Nung WU Chief Financial Officer	—	—
Wang Wai CHEN Independent Director Nominee	—	—
King Fui LEE Independent Director Nominee	—	—
San Man LENG Independent Director Nominee	—	—
All directors and executive officers as a group	8,012	80.12

5% Beneficial Owners
Kin Cho LI	8,012	80.12

As of the date of this prospectus, we are authorized to issue 50,000 shares with par value of $1 in a single class. Holders of Ordinary Shares are entitled to one vote per share. We will issue and register Ordinary Shares in this Offering.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the U.S..

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

History of Share Capital

We were incorporated in the Cayman Islands as a business company with liability limited by shares on June 14, 2023 with the purpose to become the legal vehicle for our Operating Subsidiary to go public in the U.S..

Name of company	Place of incorporation	Attributable equity interest (%)	Issued and outstanding shares
Rise Smart Group Holdings Limited	Cayman Islands	100	10,000
Rise Smart (HK) Limited	British Virgin Islands	100	1
Rise Smart Holdings Limited	Hong Kong	100	3,000,000
Rise Smart Holdings Limited	UK	100	100

On June 14, 2023, the Company was incorporated in the Cayman Islands and Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, owned 8,012 shares, 990 shares, 499 shares and 499 shares, respectively. On June 29, 2023, the Company incorporated a wholly-owned subsidiary, Rise Smart (HK) Limited, a limited company incorporated in the British Virgin Islands. On July 4, 2023, Rise Smart (HK) Limited entered into agreements with Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan, and Mr. Yu Ming Tang, pursuant to which Rise Smart (HK) Limited acquired 2,403,600 shares, 297,000 shares, 149,700 shares, and 149,700 shares of Rise Smart Hong Kong, our Hong Kong Operating Subsidiary, from Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, at the consideration of HK$80.12, HK$9.9, HK$4.99, and HK$4.99, respectively. On July 5, 2023, Rise Smart (HK) Limited entered into an agreement with Mr. Kin Cho Li, pursuant to which Rise Smart (HK) Limited acquired the entire issued share capital of Rise Smart UK, our UK subsidiary, from Mr. Kin Cho Li at the consideration of 100 Great Britain Pounds. Subsequently our Hong Kong subsidiary and UK subsidiary are wholly-owned by Rise Smart (HK) Limited.

As of the date of this prospectus, none of our outstanding Ordinary Shares is held by record holders in the U.S..

We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our Company.

DESCRIPTION OF ORDINARY SHARES

General

Rise Smart Group Holdings Limited is a holding company incorporated under the laws of the Cayman Islands on June 14, 2023. Our affairs are governed by the provisions of our Amended Memorandum and Articles, as amended and/or restated from time to time, the Companies Act and the applicable laws of the Cayman Islands (including applicable common law).

The following description of our share capital and provisions of our Amended Memorandum and Articles, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our Amended Memorandum and Articles, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We are incorporated as an exempted company with limited liability under the Companies Act on June 14, 2023. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the BOD determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 50,000 ordinary shares of par value US$1 each. As of the date of this prospectus, there are 10,000 ordinary shares issued and outstanding. Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [ ] ordinary shares issued and outstanding. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York on or about [•].

Listing

We will apply to list the ordinary shares on the Nasdaq Capital Market under the symbol “ ”.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is [*], at [*].

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

•        the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

•        our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Our BOD may decide to pay dividends to its shareholders without having to obtain shareholders’ consent. Dividends are therefore usually paid pursuant to a resolution of the board of directors passed either by way of written resolution or at a board meeting.

Alternatively, dividends may also be declared pursuant to an ordinary resolution of the shareholders passed either by way of written resolution or at a general meeting. Our BOD may recommend a dividend to the shareholders either by way of written resolution or at a board meeting. Shareholders would evaluate the director’s recommendation pursuant to an ordinary resolution passed either by way of written resolution or at a general meeting. However, the amount of such dividend to be paid must not exceed the amount recommended by the board.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

•        increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

•        consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•        convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

•        sub-divide our shares or any of them into shares of an amount smaller than that fixed by the memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•        cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture or Surrender of Shares

Subject to the terms of allotment, BOD may make calls upon shareholders in respect of any monies unpaid on their shares including any premium (such as any interest which may have accrued, and any expenses which have been incurred by the Company in connection of the unpaid monies). The call may provide for payment to be by instalments. Subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made, each Shareholder shall pay to the Company the amount called on his shares as required by the notice. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, such as the Ordinary Shares in this Offering, the BOD shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture. There is no premium in connection with the Ordinary Shares in this Offering.

If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid, any interest which may have accrued, and any expenses which have been incurred by the Company due to that person’s default. The notice shall state the place where payment is to be made, and a warning that if the notice is not complied with the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before the forfeiture. Despite the foregoing, the BOD may determine that any share the subject of that notice be accepted by the Company as surrendered by the Shareholder holding that share in lieu of forfeiture.

A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the BOD determine either to the former Shareholder who held that share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment at the rate of which interest was payable on those monies before forfeiture; if no rate was so payable, at the rate of ten percent per annum. The directors, however, may waive payment wholly or in part.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

As of the date of this prospectus, as the shares have been duly registered in the Company’s register of members as fully paid shares, they are considered fully paid and non-assessable, and are not subject to forfeiture.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Act.

Redemption and Purchase of Own Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the articles and provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

•        where the ordinary shares are fully paid, by or on behalf of that shareholder; and

•        where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        the Ordinary Share transferred is fully paid and free of any lien in favor of us;

•        any fee related to the transfer has been paid to us; and

•        the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by or on behalf of each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

•        he is prohibited by the law of the Cayman Islands from acting as a director;

•        he is made bankrupt or makes an arrangement or composition with his creditors generally;

•        he resigns his office by notice to us;

•        he only held office as a director for a fixed term and such term expires;

•        in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

•        he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

•        he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

•        without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Companies Act and our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The BOD may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The BOD may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge our undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)     the giving of any security, guarantee or indemnity in respect of:

(i)     money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)    a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)    where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)     any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)    any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)     any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

•        any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

•        any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

•        to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

•        to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

•        distinguishes each share by its number (so long as the share has a number);

•        confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

•        confirms the number and category of shares held by each member; and

•        confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a shareholder; and

•        the date on which any person ceased to be a shareholder.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of the UK. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that

	Delaware	Cayman Islands

director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, acts or omissions not in good faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of the corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Delaware	Cayman Islands

Our Amended Memorandum and Articles provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

	Delaware	Cayman Islands
Interested Directors

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be void or voidable solely because such interested director is present at or participates in the meeting that authorizes the transaction if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.
Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

	Delaware	Cayman Islands
Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Director election is governed by the terms of the memorandum and articles of association.
Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Companies Act but our Amended Memorandum and Articles do not provide for cumulative voting.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.
Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.

The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken off by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken off and cease to exist.

Delaware	Cayman Islands

Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Delaware	Cayman Islands

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•   the statutory provisions as to the required majority vote have been met;

•   the shareholders have been fairly represented at the meeting in question;

•   the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•   the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four (4) months, the offeror may, within a two (2) month period commencing on the expiration of such four (4) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

	Delaware	Cayman Islands

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•   a company acts or proposes to act illegally or ultra vires;

•   the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•   those who control the company are perpetrating a “fraud on the minority.

Inspection of Corporate Records

Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals

Under Delaware law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporation’s governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

	Delaware	Cayman Islands
Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders unless otherwise provided in the corporation’s certificate of incorporation. A corporation must send prompt notice of the taking of the corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders who have not consented in writing and who would have otherwise been entitled to notice of the meeting at which such action would have been taken.

The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•        the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•        the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•        the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, we will have [    ] Ordinary Shares outstanding. All of the Ordinary Shares sold in this Offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders. Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this Offering, there has been no public market for our Ordinary Shares. We will apply to list the ordinary shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop in the Ordinary Shares. In the absence of a regular trading market, the liquidity and value of the Ordinary Shares may decline. The lack of a market may indicate a lack of bona fide market interest in the security and may impact our continued listing.

Lock-Up Agreements

We, our shareholder and all of our directors and executive officers will agree with the Underwriter not to, without the prior consent of the Underwriter, for a period of no less than six months following the date of this prospectus, sell, transfer, or otherwise dispose of any of our Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this Offering; or

•        the average weekly trading volume of the Ordinary Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Polaris Tax Counsel, our U.S. Tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of David Fong & Co., our Hong Kong counsel, insofar as it relates to legal conclusions with respect to matters of Hong Kong Taxation below.

Hong Kong Taxation

The following brief description of Hong Kong laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Please refer to the section titled “Dividend Policy.”

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.13% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES. THIS DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR INVESTORS IN LIGHT OF THEIR SPECIFIC CIRCUMSTANCES, INCLUDING INVESTORS SUBJECT TO SPECIAL TAX RULES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to mark-to-market;

•        U.S. expatriates;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of the total combined voting power or value of our shares (including by reason of owning our Ordinary Shares);

•        persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•        persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this Offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under the U.S. federal gift or estate tax, non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”) and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Non-corporate U.S. Holders will also be subject to the 3.8% Net Investment Income Tax if their income exceeds the threshold amounts for such tax. A dividend distribution that exceeds our current and accumulated earnings and profits is treated as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that it exceeds your tax basis, as capital gain, but only if we determine our accumulated earnings and profits under U.S. federal income tax principles. We might not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution may be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Net Investment Income Tax also applies to capital gains.

With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will not qualify to be taxed at the lower capital gains rate applicable to qualified dividend income unless (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the U.S.. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S.

if they are listed on the Nasdaq Capital Market but not if they only trade on over the counter markets or electronic pink sheets. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for U.S. federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

Our status as a Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company or “PFIC” for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income (the “passive income test”); or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”)

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Code Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called “look-through subsidiary”). Because we own 100% of the stock of our Operating Subsidiary, in determining our PFIC status we will take into account its income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers), as well as the income and assets of any other look-through subsidiary.

Taking into account the income and assets of our Operating Subsidiary, our status as a PFIC will depend on the nature of our income and the income of our Operating Subsidiary (as well as the income and assets of any other look-through subsidiary). As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.

In determining whether we are a PFIC under the asset test, a number of different kinds of assets must be taken into account. In this offering we expect to raise for our Company considerable cash. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset, though proposed regulations may permit a taxpayer to treat working capital cash held in non-interest-bearing accounts as an active asset in limited circumstances. Our status as a PFIC under the asset test will therefore depend in part on how quickly we spend the cash that we raise. Our status as a PFIC could also depend on the value of our stock as determined by the market (which may be volatile). PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the 2023 taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for 2023 or any future taxable year. We or a related entity express no opinion as to the Company’s or a related entity’s status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested.

If we are a PFIC for any year during which you hold our Ordinary Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Ordinary Shares, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a “purging election” (as described below) with respect to the Ordinary Shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status are also discussed below.

Consequences to you of PFIC status

If we are a PFIC for a taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive, and with respect to any gain that you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, in that year and subsequent years, unless you make a “mark-to-market” election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a “purging election”, as discussed below.

“Excess distributions” are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the Ordinary Shares, whichever is shorter. Under the special tax rules that apply to excess distributions, and to gains realized from a disposition of our Ordinary Shares,

•        the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and

•        the amount allocated to each of your other taxable year(s) — i.e., prior years during which we were a PFIC — will be subject to the highest tax rate in effect for that year; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

“Mark-to-market” election.    To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock. The mark-to-market election is available only for “marketable stock”, which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market. A “qualified exchange or other market” is defined in applicable U.S. Treasury regulations as a national securities exchange registered with the SEC or a national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Nasdaq Capital Market is a qualified exchange or other market, but we are uncertain as to whether our Ordinary Shares will be “regularly traded.” If our Ordinary Shares do not trade regularly on the Nasdaq Capital Market, the mark-to-market election would not be available to you were we to be or become a PFIC.

If the mark-to-market election is available and you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts.

In you sell or otherwise dispose of any Ordinary Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

“Purging election.”    If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC.A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. As long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Ordinary Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

Qualified electing fund election.    In some cases a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We might not prepare or provide the information that would enable you to make a qualified electing fund election.

THE PFIC RULES ARE COMPLEX. THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE ORDINARY SHARES IS URGED TO CONSULT THEIR OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Reporting requirements.

If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will in all likelihood be required to file U.S. Internal Revenue Service Form 8621 for each such year and provide certain annual information regarding such Ordinary Shares, including information on distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. You should consult your tax advisor about Form 8621 filing requirements.

The PFIC rules are complex and uncertain. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above, including your ability to make a “protective election” if you are uncertain about our PFIC status, and the PFIC filing requirements.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the Ordinary Shares.

Additional reporting requirements that apply if we are classified as a PFIC are discussed above under “Passive Foreign Investment Company — Reporting Requirements”.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of the Ordinary Shares that is not a U.S. Holder.

Subject to the U.S. backup withholding rules described below, non-U.S. Holders of the Ordinary Shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, the Ordinary Shares.

Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to the Ordinary Shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of the Ordinary Shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•        the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

As at the date of this prospectus, our chief executive officer, Mr. Kin Cho Li, chief financial officer, Mr. Ka Nung Wu, and all members of the board of directors of RSGHL, including Mr. Wang Wai Chen, Mr. King Fui Lee and Ms. San Man LENG, are based in Hong Kong. We have been advised by Ogier, our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•        entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

•        is given by a foreign court of competent jurisdiction;

•        imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•        is final;

•        is not in respect of taxes, a fine or a penalty;

•        was not obtained by fraud; and

•        is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

David Fong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the U.S. is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the U.S., including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the U.S. will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

Our director, Mr. Kin Cho LI, and all our independent directors, Mr. Wang Wai CHEN, Mr. King Fui LEE and Ms. San Man LENG, who shall serve in such position upon the closing of this Offering, are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S.. As a result, it may be difficult for investors to effect service of process within the U.S. upon these persons, or to enforce against them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.. As discussed above, due to a lack of reciprocity and treaties, any judgments rendered by a court in the U.S. will need to be enforced under the common law and the judgment must meet certain criteria before it can be enforced in Hong Kong. Therefore legal proceedings by investors against these individuals can be both costly and time-consuming.

UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with Pacific Century Securities, LLC, as the representative (the “Representative”) of the underwriters named therein in this Offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this Offering. The underwriters have agreed severally to purchase from us, and we have agreed to sell to them, the number of Ordinary Shares set forth opposite to its name below, at the Offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter(s)	Number of Ordinary Shares
Pacific Century Securities, LLC

Total

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We agreed to grant to the underwriters an option to purchase from us up to an additional [    ] Ordinary Shares, representing 15% of the Ordinary Shares sold in the offering, solely to cover over-allotments, if any, at the initial public offering price listed on the cover page less the underwriting discounts. The underwriters may exercise this option any time during the 45-day period after the effective date of the registration statement of which this prospectus is a part, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Discounts and Expense Reimbursement

We will pay the underwriters a discount equivalent to seven percent (7.0%) of the public offering price on each of the Ordinary Shares being offered. The underwriters propose initially to offer the Ordinary Shares to the public at the Offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the Ordinary Shares offered by us are not sold at the Offering price, the underwriters may change the Offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts, proceeds before expenses to us:

	Per Ordinary Share		Total without exercise of over-allotment option		Total with full exercise of over-allotment option
Initial Public Offering price	$	[ ]	$	[ ]	[ ]
Underwriting discounts (7.0%)	$	[*]	$	[*]	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]	[*]

We have agreed to reimburse the Representative up to a maximum of US$250,000 for out-of-pocket accountable expenses, including (i) an expense advance of US$80,000 to the Representative, for the Representative’s anticipated out-of-pocket expenses; (ii) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (iii) all reasonable travel and lodging expenses incurred by the Representative or its counsel in connection with visits to, and examinations of, our company; (iv) translation costs for due diligence purpose; (v) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Representative’s counsel); (vi) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (vii) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; and (viii) the reasonable cost for road show meetings and preparation of a power point presentation.

We also agreed to pay to the Representative non-accountable expenses equal to 1.0% of the gross proceeds raised in the Offering. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses payable by us in connection with the Offering, other than the underwriting fees and commissions, will be approximately $[*], including a maximum aggregate reimbursement of US$250,000 of Representative’s accountable expense.

Representative’s Warrants

In addition, we have agreed to sell warrants (the “Representative’s Warrants”) to the underwriters, for a nominal consideration of US$0.01, to purchase a number of Ordinary Shares equal to 5% of the total number of Ordinary Shares sold in this offering. The underwriters will not receive any Representative’s Warrants for the Ordinary Shares sold pursuant to the over-allotment option. The Representative’s Warrants shall have an exercise price equal to 120% of the offering price of the Ordinary Shares sold in this offering. The Representative’s Warrants will be exercisable in cash and will be exercisable starting from six (6) months from the commencement of sale of this offering and will terminate on the fifth anniversary of the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(A). The Representative’s Warrants can be exercised in whole or in part. The Representative’s Warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representative’s Warrants nor any of our shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effectiveness of the registration statement of which this prospectus forms a part. In addition, although the Representative’s Warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Representative’s Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Representative’s Warrants. In compliance with FINRA Rule 5110(g)(8), the unlimited piggyback registration right provided will not be greater than seven years from the commencement of sales of the public offering, and the one demand registration right will not be greater than five years from the commencement of sales of the public offering. We agreed to maintain an effective registration statement on Form F-1 (or Form F-3, if we are eligible to use such form) until such date that is the earlier of the date when all of the ordinary shares underlying the Representative’s Warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such ordinary shares underlying the Representative’s Warrants without registration.

We will bear all fees and expenses attendant to registering the Ordinary Shares issuable upon exercise of the Representative’s Warrants. The exercise price and number of Ordinary Shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

Right of First Refusal

Until twelve (12) months from (i) the closing of the offering or (ii) the termination date of the engagement between us and the Representative, unless otherwise agreed by the parties in writing, the Representative shall have a right of first refusal to act as the exclusive or joint financial advisor or in any other similar capacity, on the Representative’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between us and the underwriters. Such right of first refusal shall be subject to FINRA Rule 5110(g), and we shall have a right of termination for cause, which includes that we may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. Our exercise of the right of termination for cause will eliminate any obligations with respect to the right of first refusal set forth above.

Tail Fee

We also agreed to pay the Representative, subject to certain exceptions, a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the period from the date the representative was engaged until the final closing of this offering (the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation. The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g), and the Company shall have a right of termination for cause, which includes that the Company may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. The Company’s exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any tail financing fee, including the tail financing set forth above.

No Sales of Similar Securities

We agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares, or modify the terms of any existing securities, whether in conjunction with another broker-dealer or on the Company’s own volition, for twelve months following the date on which the Ordinary Shares are trading on the Nasdaq Capital Market, without the prior written consent of the underwriters.

Lock-Up Agreements

We agreed that, subject to certain exceptions set forth in the underwriting agreement/lock-up agreements, we will not, without the prior written consent of the Representative, from the date of execution of the underwriting agreement and continuing for three months from the closing of the offering, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities.

Each of our officers, directors, and all existing shareholders who own 5% or more of the issued and outstanding Ordinary Shares agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for up to six months from the closing of the offering, without the prior written consent of the Representative.

The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Application for Nasdaq Listing

We intend to apply to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market. We will not consummate and close this Offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this Offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If the application is approved, trading of our Ordinary Shares on the Nasdaq Capital Market will begin within five days following the closing of this Offering. If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•        Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of the ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ordinary shares in the open market.

•        Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ordinary shares to close out the short position, the underwriters will consider, among other things, the price of our ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•        In passive market making, market makers in the ordinary shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our ordinary shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of ordinary shares. As a result, the price of ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Stock Market or otherwise, and, if commenced, may be discontinued at any time.

Determination of Offering Price

Prior to this Offering, there has been no public market for our ordinary shares. The public offering price of the shares we are offering was determined by us in consultation with the underwriters based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Australia

This prospectus:

•        does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•        does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Canada

Resale restrictions.    The distribution of the ordinary shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ordinary shares are made. Any resale of the ordinary shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers.    By purchasing ordinary shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•        the purchaser is entitled under applicable provincial securities laws to purchase the ordinary shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions;

•        the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•        where required by law, the purchaser is purchasing as principal and not as agent; and

•        the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest.    Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory rights of action.    Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of legal rights.    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment.    Canadian purchasers of ordinary shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ordinary shares in their particular circumstances and about the eligibility of the ordinary shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Dubai International Financial Centre, or the DIFC

This prospectus relates to an Exempt Offer of the Dubai Financial Services Authority, or the DFSA, in accordance with the Markets Rules 2012 of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

•        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•        used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the FrenchCode monétaire et financier;

•        to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•        in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in Japan

The ordinary shares will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ordinary shares.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the People’s Republic of China, or the PRC, and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The ordinary shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

Notice to Prospective Investors in United Arab Emirates

The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[*]
Nasdaq Capital Market Listing Fee	$	[*]
FINRA	$	[*]
Legal Fees and Expenses	$	[*]
Accounting Fees and Expenses	$	[*]
Printing and Engraving Expenses	$	[*]
Directors & Officers Insurance Expenses	$	[*]
Miscellaneous Expenses	$	[*]
Total Expenses	$	[*]

These expenses and underwriting fees and commissions will be borne by us.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Nauth LPC is acting as counsel to our Company regarding U.S. securities law matters. Polaris Tax Counsel is acting as counsel to our Company regarding U.S. tax matters. The Crone Law Group P.C. is acting as counsel to the underwriters. Certain legal matters as to Hong Kong law will be passed upon for us by David Fong & Co. Nauth LPC may rely upon David Fong & Co. with respect to matters governed by Hong Kong law. Legal matters as to PRC laws will be passed upon for us by China Commercial Law Firm.

EXPERTS

The CFS for the years ended December 31, 2022 and 2021, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Wei, Wei & Co., LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The office of Wei, Wei & Co., LLP is located at 133-10 39th Avenue, Flushing, NY 11354.

The section in this prospectus entitled “Industry Background” is based in part upon, and summaries elsewhere in this prospectus attributed to Frost & Sullivan are based upon, information either compiled or produced by Frost & Sullivan and are included in reliance upon the authority of that firm as an expert, although Frost & Sullivan has not independently verified the material provided to it by the outside sources referenced in that section. This information has been included with the consent of Frost & Sullivan and Frost & Sullivan has authorized that portions of the prospectus be attributed to it. The office of Frost & Sullivan is located at 3006, Two Exchange Square, 8 Connaught Place Central, Hong Kong.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

RISE SMART GROUP HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022 and 2021

Audited Consolidated Financial Statements

June 30, 2023 and 2022

Unaudited Condensed Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rise Smart Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rise Smart Group Holdings Limited and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2022.

Flushing, New York
August 25, 2023

RISE SMART GROUP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2022	2021
ASSETS

Current assets:
Cash and cash equivalents	$258,020	$146,940
Accounts receivable, net	138,751	—
Prepayments and other current assets	158,691	32,380
Due from related parties	802,382	470,059

Total current assets	1,357,844	649,379

Non-current assets:
Property and equipment, net	95,251	46,632
Right-of-use assets, net	176,787	101,163
Deferred tax assets, net	—	10,396

TOTAL ASSETS	$1,629,882	$807,570

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$149,446	$1,195
Income tax payable	56,357	—
Operating lease liabilities, current	70,497	69,578
Accrued expenses and other current liabilities	49,401	5,609
Current maturities of long -term bank borrowings	55,490	20,181

Total current liabilities	381,191	96,563

Non-current liabilities:
Operating lease liabilities, non-current	108,678	36,113
Long-term bank borrowings, non-current	564,320	621,042
Deferred tax liabilities, net	7,159	—

TOTAL LIABILITIES	1,061,348	753,718

STOCKHOLDERS’ EQUITY

Common stock, $1 par value; 50,000 shares authorized; 10,000 and 10,000 issued and outstanding	10,000	10,000
Accumulated other comprehensive loss	(1,547)	(2,169)
Retained earnings	560,081	46,021
Total Stockholders’ equity	568,534	53,852

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,629,882	$807,570

See accompanying notes to consolidated financial statements.

RISE SMART GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Currency expressed in United States Dollars (“US$”))

	Years Ended December 31,
	2022	2021
Revenues	$1,715,578	$662,705
Cost of revenue	723,660	251,773
Gross profit	991,918	410,932

Operating expenses:
Selling and marketing	144,916	28,983
General and administrative	244,250	262,876
Total operating expenses	389,166	291,859

Income from operations	602,752	119,073

Other income (expense)
Interest expense	(21,871)	(13,808)
Other income (expense), net	7,091	(909)
Total other expense, net	(14,780)	(14,717)

Income before provision for income tax	587,972	104,356

Income tax expense	(73,912)	(17,607)

Net income	$514,060	$86,749
Other comprehensive income
Foreign currency adjustment income (loss)	$622	$(2,169)

Earning per share – Basic and Diluted	$51.40	$8.67

Weighted average number of shares outstanding
Ordinary shares – Basic and diluted	10,000	10,000

See accompanying notes to consolidated financial statements.

RISE SMART GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”))

	Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$514,060	$86,749

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	19,740	5,773
Amortization of operating lease right-of-use assets and interest of lease liabilities	70,830	55,387
Write off of property and equipment	—	251

Change in operating assets and liabilities:
Tax expenses	73,912	17,607
Accounts receivable	(138,751)	2,333
Prepayments and other current assets	(126,311)	(21,024)
Accounts payable	148,251	1,199
Accrued expenses and other current liabilities	43,792	(44,302)
Right-of-use assets and operating lease liabilities	(72,957)	(52,035)
Net cash provided by operating activities	532,566	51,938

Cash flows from investing activities:
Purchase of property and equipment	(68,332)	(47,243)
Net cash (used in) investing activities	(68,332)	(47,243)

Cash flows from financing activities:
Proceeds from (repayment to) loan payable	(21,413)	411,629
Advances to related parties	(332,323)	(384,149)
Net cash (used in) provided by financing activities	(353,736)	27,480

Foreign currency translation adjustment	582	(770)

Net change in cash and cash equivalents	111,080	31,405

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	146,940	115,535

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$258,020	$146,940

See accompanying notes to consolidated financial statements.

RISE SMART GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Common stock		Accumulated other comprehensive loss	(Accumulated losses) retained earnings	Total stockholders’ (deficit) equity
	No. of shares	Amount
Balance as of January 1, 2021	10,000	$10,000	$—	$(40,728)	$(30,728)
Foreign currency translation adjustment	—	—	(2,169)	—	(2,169)
Net profit	—	—	—	86,749	86,749
Balance as of December 31, 2021	10,000	10,000	(2,169)	46,021	53,852
Foreign currency translation adjustment	—	—	622	—	622
Net profit	—	—	—	514,060	514,060
Balance as of December 31, 2022	10,000	$10,000	$(1,547)	$560,081	$568,534

See accompanying notes to consolidated financial statements.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Rise Smart Group Holdings Limited (the “Company”) was incorporated in the Cayman Islands on June 14, 2023, as a holding company of our business, which is primarily operated through our indirectly wholly-owned Operating Subsidiary, Rise Smart Holdings Limited, incorporated in Hong Kong, which we refer to as Rise Smart Hong Kong.

Rise Smart (HK) Limited was incorporated on June 29, 2023 under the laws of the British Virgin Islands, as an intermediate holding company.

Our Operating Subsidiary, Rise Smart Hong Kong, was founded in 2006 and is principally engaged in providing overseas studies consultancy services to local students who are seeking secondary education and higher education studies in the United Kingdom (“UK”), Australia, Canada, and New Zealand. We also provide other value-added services such as (i) tutoring services to students by cooperating with tutoring agencies to provide online tutoring services to students; and (ii) visa consultation services to facilitate customers’ development in the UK, Canada, and Australia.

Our subsidiary incorporated in the UK, Rise Smart Holdings Limited, incorporated in the UK, which we refer to as Rise Smart UK, was founded in 2020 and has not engaged in any business activity.

On June 14, 2023, the Company was incorporated in the Cayman Islands and was owned as to 8,012 shares, 990 shares, 499 shares and 499 shares by Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, respectively. On June 29, 2023, the Company incorporated a wholly-owned subsidiary, Rise Smart (HK) Limited, a limited company incorporated in the British Virgin Islands. On July 4, 2023, Rise Smart (HK) Limited entered into agreements with Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, pursuant to which Rise Smart (HK) Limited acquired 2,403,600 shares, 297,000 shares 149,700 shares and 149,700 shares of Rise Smart Hong Kong, our Hong Kong subsidiary, from Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, at the consideration of HK$80.12, HK$9.9, HK$4.99 and HK$4.99, respectively. On July 5, 2023, Rise Smart (HK) Limited entered into agreement with Mr. Kin Cho Li, pursuant to which Rise Smart (HK) Limited acquired the entire issued share capital of Rise Smart UK, our UK subsidiary, from Mr. Kin Cho Li at the consideration of 100 Great Britain Pounds. Subsequently our Hong Kong subsidiary and UK subsidiary are wholly-owned by Rise Smart (HK) Limited.

All Ordinary Share and per Ordinary Share amounts used elsewhere in this prospectus and the consolidated financial statements (“CFS”) have been retroactively restated to reflect the Share Subdivision.

Prior to this Offering, our Company was 80.12% owned by Mr. Kin Cho Li, our Chief Executive Officer and Chairman, 9.90% by Mr. Wa Pang Cheong, 4.99% by Mr. Ho Fai Chan, and 4.99% by Mr. Yu Ming Tang.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The following diagram illustrates our organization structure prior to the Offering:

____________

Notes:

(1)      Rise Smart Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)      Rise Smart (HK) Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiary and our UK subsidiary.

(3)      Rise Smart Holdings Limited, a Hong Kong company, is our Operating Subsidiary.

(4)      Rise Smart Holdings Limited, a UK company, is our subsidiary in the UK.

Description of subsidiaries

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Rise Smart (HK) Limited (“Rise Smart BVI”)	June 29, 2023	British Virgin Islands	100%	Investment holding
Rise Smart Holdings Limited (“Rise Smart HK)	January 9, 2006	Hong Kong	100%
Rise Smart Holdings Limited (“Rise Smart UK)	March 16, 2020	United Kingdom	100%

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying CFS were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The CFS include the accounts of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for doubtful accounts, the determination of the useful lives of property and equipment, impairment of long-lived assets, allowance for deferred tax assets, uncertain tax position, operating lease right-of-use assets, operating lease liabilities, revenue recognition and contingencies. Actual results could differ from those estimates.

Foreign Currency Translation and Transaction

The Company’s principal country of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s CFS are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in preparing the CFS:

	2022	2021
Year-end sport rate	US$1 = HK$7.81	US$1 = HK$7.80
Average rate	US$1 = HK$7.83	US$1 = HK$7.77

Fair Value of Financial Instruments

The fair value (“FV”) of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their FVs because of the short maturity of these instruments and market rates of interest.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the FV of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of accounts receivable, contract assets, contract costs, due from related parties, operating lease, prepayments and other current assets, accounts payable, contract liabilities, income taxes payable, due to related parties, loan from related party, accrued expenses and other current liabilities approximate the FV of the respective assets and liabilities as of December 31, 2022 and 2021 due to their short-term nature.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum of US$63,694 (HK$500,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for doubtful accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2022 and 2021, there was no allowance recorded as the Company considers all of the accounts receivable realizable.

Prepayments

Prepayments are advance payments made to service providers for future services. Prepayments are short-term and are reviewed periodically to determine if their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of December 31, 2022 and 2021, there was no allowance recorded as the Company considers all of the prepayments realizable.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease

The Company follows ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets (“ROU”) and operating lease liabilities on the consolidated balance sheets.

The Company has assessed the following: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use ROU assets, operating lease liability, current, and operating lease liability, non-current in the Company’s consolidated balance sheets. Please refer to Note 9 for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company elected not to recognize a lease liability or ROU asset on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Computer equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	5 years
Motor vehicles	5 years

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended December 31, 2022 and 2021.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were $5,891 and $5,439 for the years ended December 31, 2022 and 2021, respectively.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2022 and 2021, there were no dilutive shares.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions at December 31, 2022 and 2021, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related Parties

The Company accounts for related party transactions in accordance with FASB Accounting Standards Codification (ASC) Topic 850 (Related Party Disclosures). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

•        Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its CFS.

Recently adopted accounting pronouncements

On October 28, 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 amends Accounting Standards Codification 805 (“ASC 805”) to require acquiring entities to apply

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Topic 606 — Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities in a business combination. The Company early adopted the standard on January 1, 2022. The adoption of the standard did not have a material impact on the Company’s CFS.

On March 31, 2022, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 121 (“SAB 121”). SAB 121 sets out interpretive guidance from the staff of the SEC regarding the accounting for obligations to safeguard crypto assets that an entity holds for its customers. Safeguarding is defined as taking actions to secure customer crypto assets and the associated cryptographic key information and protecting them from loss, theft, or other misuse. The guidance requires an entity to recognize a liability for the obligation to safeguard the users’ assets, and recognize an associated asset for the crypto assets safeguarded. Both the liability and asset should be measured initially and subsequently at the fair value of the crypto assets being safeguarded. The guidance also requires additional disclosures related to the nature and amount of crypto assets that the entity is responsible for holding for its customers, with separate disclosure for each significant crypto asset, and the vulnerabilities the entity has due to any concentration in such activities. The adoption of the standard did not have a material impact on the Company’s CFS.

Accounting pronouncements pending adoption

On June 30, 2022, FASB issued Accounting Standards Update No. 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”). ASU 2022-03 clarifies that a contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security and is not included in the equity security›s unit of account. The standard requires specific disclosures related to equity securities that are subject to contractual sale restrictions, including (1) the FV of such equity securities reflected in the balance sheet, (2) the nature and remaining duration of the corresponding restrictions, and (3) any circumstances that could cause a lapse in the restrictions. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Company’s CFS.

The Company reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements is expected to cause a material impact on its CFS.

NOTE 3 — DISAGGREGATION OF REVENUE

The following is a disaggregation of the Company’s operating revenue by major source for the respective years:

	Years Ended December 31,
	2022	2021
Service income	$632,455	$451,971
Tutorial income	121,009	133,892
Commission income	962,114	76,842
	$1,715,578	$662,705

NOTE 4 — BUSINESS SEGMENT INFORMATION

Currently, the Company has two reportable business segments:

(i)     Education consultancy segment, mainly provides education consultancy services; and

(ii)    Tutorial segment, mainly provides tutorial services

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 4 — BUSINESS SEGMENT INFORMATION (cont.)

The table also includes a reconciliation of the disaggregated revenue with the reportable segments.

	Year Ended December 31, 2022
	Education Consultancy	Tutorial	Total
Revenue from external customers:
Service income	$632,455	$—	$632,455
Tutorial income	—	121,009	121,009
Commission income	962,114	—	962,114
Total revenue, net	1,594,569	121,009	1,715,578

Cost of revenue:
Service charge	(347,254)	—	(347,254)
Tutor and consultant fee	—	(55,708)	(55,708)
Staff cost	(127,343)	—	(127,343)
Commission fee	(193,355)	—	(193,355)
Total cost of revenue	(667,952)	(55,708)	(723,660)

Gross profit	926,617	65,301	991,918

Operating Expenses
Sales and marketing	(144,916)	—	(144,916)
General and administrative	(244,250)	—	(244,250)
Total operating expenses	(389,166)	—	(389,166)

Segment profit	$537,451	$65,301	$602,752
	Year Ended December 31, 2021
	Education Consultancy Segment	Tutorial Segment	Total
Revenue from external customers:
Service income	$451,971	$—	$451,971
Tutorial income	—	133,892	133,892
Commission income	76,842	—	76,842
Total revenue, net	528,813	133,892	662,705

Cost of revenue:
Service charge	(104,223)	—	(104,223)
Tutor and consultant fee	—	(72,126)	(72,126)
Staff cost	(11,554)	—	(11,554)
Commission fee	(63,870)	—	(63,870)
Total cost of revenue	(179,647)	(72,126)	(251,773)

Gross profit	349,166	61,766	410,932

Operating Expenses
Sales and marketing	(28,983)	—	(28,983)
General and administrative	(262,876)	—	(262,876)
Total operating expenses	(291,859)	—	(291,859)

Segment profit	$57,307	$61,766	$119,073

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 4 — BUSINESS SEGMENT INFORMATION (cont.)

The below revenues are based on the countries in which the customer is located. Summarized financial information concerning the geographic segments is shown in the following tables:

	Year Ended December 31,
	2022	2021
United Kingdom	$669,595	$51,407
Australia	175,958	12,920
Hong Kong	803,746	591,537
New Zealand	22,912	3,030
Canada	43,367	3,811
	$1,715,578	$662,705

NOTE 5 — PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following at December 31:

	2022	2021
Deposits	$23,662	$26,273
Prepayments	135,029	6,107
	158,691	32,380
Less: amount classified as non-current assets	—	—
Amount classified as current assets	$158,691	$32,380

Deposits include deposits to utilities companies such as telecommunication and electricity companies, and guarantee deposit to a service vendor that are refundable upon the termination of services. Prepayment represented the advance payment to suppliers and vendors.

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following as of December 31:

	2022	2021
Computer equipment	$16,091	$12,381
Furniture and fixtures	9,258	8,863
Leasehold improvements	33,035	33,100
Motor vehicles	64,354	—
Less: accumulated depreciation and amortization	(27,487)	(7,712)
Property and Equipment, net	$95,251	$46,632

NOTE 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2022	2021
Accruals for operating expenses	$28,411	$3,415
Salaries payable	20,990	2,194
Total	$49,401	$5,609

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 8 — BANK LOANS, SECURED

Components of bank borrowings are as follows as of December 31:

		Interest rate	2022	2021
HSBC – Loan 1	(1)	2.875%	$108,408	$115,420
HSBC – Laon 2	(2)	2.875%	115,191	115,420
HSBC – Loan 3	(3)	3.125%	396,211	410,383
			619,810	641,223
Less: current portion of long-term bank borrowings			(55,490)	(20,181)
Non-current portion of long-term bank borrowings			$564,320	$621,042

____________

(1)      On June 26, 2020, Rise Smart borrowed $115,420 (HK$900,000) as working capital for ten years at 2.875% under the loan agreement with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) signed on June 26, 2020. The loan was secured by personal guarantees from the director, Mr. Li Kin Cho of Rise Smart HK.

(2)      On December 28, 2020, Rise Smart borrowed $115,420 (HK$900,000) as working capital for ten years at 2.875% under the loan agreement with HSBC signed on January 5, 2021. The loan was secured by personal guarantees from the director, Mr. Li Kin Cho of Rise Smart HK.

(3)      On August 9, 2021, Rise Smart borrowed $410,383 (HK$3,200,000) as working capital for ten years at 3.125% under the loan agreement with HSBC signed on August 21, 2021. The loan was secured by personal guarantees from the director, Mr. Li Kin Cho of Rise Smart HK.

Interest expense for the above bank borrowings for the years ended December 31, 2022 and 2021 was $17,652 and $10,141, respectively.

Maturities of the bank borrowings as of December 31, 2022 were as follows:

For the year ending December 31,
2023	$55,490
2024	70,125
2025	72,276
2026	74,492
2027	76,776
2028	79,130
2029	81,557
2030	75,539
2031	34,425
Total	$619,810

As of the date of this report, a total of $36,503 of the bank borrowings as of December 31, 2022 were repaid.

NOTE 9 — LEASES

The Company entered into operating leases primarily for office premises with lease terms generally 2 years. The Company follows Topic 842, using the modified-retrospective approach as discussed in Note 2, and as a result, recognized ROU asset and a lease liability. The Company uses a 5% rate to determine the present value of the lease payments. The remaining life of the lease was one year.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 9 — LEASES (cont.)

The maturity of the Company’s lease obligations is presented below as of December 31, 2022:

Year Ending December 31,	Future lease payments
2023	$74,245
2024	75,353
2025	37,677
Total	187,275
Less: interest	(8,100)
179,175
Present value of lease liabilities – current liabilities	(70,497)

Present value of lease liabilities – non-current liabilities	$108,678

NOTE 10 — STOCKHOLDERS’ EQUITY

Authorized stock

The Company’s authorized share is 50,000 common shares with a par value of $1.

NOTE 11 — INCOME TAX

For the years ended December 31, 2022 and 2021, the local (“United States of America”) and foreign components of income before income taxes were comprised of the following:

	2022	2021
Tax jurisdiction from:
– Local	$—	$—
– Foreign, including
British Virgin Islands (“BVI”)	—	—
Cayman Islands	—	—
Hong Kong	587,972	104,356

Profit before income taxes	$587,972	$104,356

The provision for income taxes consisted of the following:

	2022	2021
Current tax:		$
– Local	$—		—
– Foreign	56,357		—

Deferred tax
– Local	—		—
– Foreign	17,555		17,607

Income tax expense	$73,912		$17,607

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 11 — INCOME TAX (cont.)

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company mainly operates in Hong Kong that is subject to taxes in the jurisdictions in which they operate, as follows:

United States of America

Rise Smart is registered in the State of Delaware and is subject to the tax laws of United States of America. The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits in its income tax provision. The Company has not accrued or paid interest or penalties which were not material to its results of operations for the periods presented. Deferred tax asset is not provided for as the tax losses may not be able to carry forward after a change in substantial ownership of the Company.

For the years ended December 31, 2022 and 2021, there was no operating income in the US.

BVI

Under the current BVI law, the Company’s subsidiaries registered in BVI are not subject to tax on income.

Cayman Islands

Under the current Cayman Islands law, the Company registered in Cayman Islands are not subject to tax on income.

Hong Kong

The Company’s subsidiaries operating in Hong Kong are subject to the Hong Kong Profits Tax at the two-tiered profits tax rates from 8.25% to 16.5% on the estimated assessable profits arising in Hong Kong during the current year, after deducting a tax concession for the tax year. The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Profit before income taxes	$587,972	$104,356
Statutory income tax rate	16.5%	16.5%
Income tax expense at statutory rate	97,016	17,219
Tax effect of non-deductible items	150	388
Tax effect of non-taxable items	(2,188)	—
Tax effect on two-tier tax regime	(21,066)	—
Income tax expense	$73,912	$17,607

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company:

	As of December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforward, from US tax regime	$—	$—
Cayman Islands tax regime	—	—
Hong Kong tax regime	—	12,110
Less: valuation allowance	—	—
Total deferred tax assets	—	12,110

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 11 — INCOME TAX (cont.)

	As of December 31,
	2022	2021
Deferred tax liabilities:
Depreciation and amortization, from
US tax regime	—	—
Cayman Islands tax regime	—	—
Hong Kong tax regime	7,159	1,714
Total deferred tax liabilities	7,159	1,714
Deferred tax (liabilities) assets, net	$(7,159)	10,396

As of December 31, 2022, the Group had no net operating loss carryforwards. As of December 31, 2021, the Group had net operating loss carryforwards of approximately $74,002 arose from the subsidiary established in Hong Kong.

NOTE 12 — RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)      Mr. Li, Kin Cho, a director of Rise Smart.

(b)      Rise Smart Immigration Consultancy Limited, controlled by Mr. Li, Kin Cho.

(c)      Venus Ng Immigration Consultancy Limited, controlled by Mr. Li, Kin Cho.

a. Due from related parties

As of December 31, 2022 and 2021, the balances of amount due from related parties were as follows:

		2022	2021
Due from related parties
Mr. Li, Kin Cho (a)	(1)	$800,769	$470,059
Rise Smart Immigration Consultancy Limited (b)		499	—
Venus Ng Immigration Consultancy Limited (c)	(2)	1,114	—
Total		$802,382	$470,059

____________

(1)      The balances are advances to the director. These amounts are unsecured, interest-free and repayable on demand. The balances were fully repaid in July 2023.

(2)      The balance represented the advances to Rise Smart Immigration Consultancy Limited and Venus Ng Immigration Consultancy Limited for operational purposes. These amounts were unsecured, interest-free and repayable on demand. The balances were repaid in July 2023.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 13 — CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)     Major customers

For the years ended December 31, 2022 and 2021, there was no single customer whose revenue exceeded 10% of total revenue.

(b)    Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(c)     Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to US$ on that date.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company has no material commitments or contingencies.

NOTE 15 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company evaluated all events or transactions that occurred after December 31, 2022, up through the date the Company issued the audited CFS.

RISE SMART GROUP HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Expressed in U.S. Dollars, except for the number of shares)

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$599,031	$258,020
Accounts receivable, net	269,741	138,751
Prepayments and other current assets	382,713	158,691
Due from related parties	—	802,382
Total current assets	1,251,485	1,357,844

Non-current assets
Property and equipment, net	82,815	95,251
Right-of-use assets, net	142,772	176,787
Total non-current assets	225,587	272,038
TOTAL ASSETS	$1,477,072	$1,629,882

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$183,407	$149,446
Income tax payable	99,973	56,357
Operating lease liabilities, current	69,606	70,497
Accrued expenses and other current liabilities	20,367	49,401
Due to related parties	27,295	—
Current maturities of long-term bank borrowings	68,900	55,490
Total current liabilities	469,548	381,191

Non-current liabilities
Operating lease liabilities, non-current	73,167	108,678
Long-term bank borrowings, non-current	528,187	564,320
Deferred tax liabilities, net	5,679	7,159
Total non-current liabilities	607,033	680,157
TOTAL LIABILITIES	1,076,581	1,061,348

SHAREHOLDERS’ EQUITY
Common stock, $1 par value; 50,000 shares authorized; 10,000 and 10,000 issued and outstanding	10,000	10,000
Accumulated other comprehensive loss	948	(1,547)
Retained earnings	389,543	560,081
Total shareholders’ equity	400,491	568,534
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,477,072	$1,629,882

____________

*        Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

The accompanying notes are an integral part of these condensed consolidated financial statements.

RISE SMART GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Expressed in U.S. Dollars, except for the number of shares)

	2023	2022
Revenue	$1,073,964	$741,720
Cost of revenue	(363,855)	(288,870)
Gross profit	710,109	452,850

Operating expenses
Selling and marketing expenses	111,666	70,244
General and administrative expenses	206,057	95,267
Total operating expenses	317,723	165,511

Income from operations	392,386	287,339

Other income/(expense)
Interest expenses	(10,567)	(11,013)
Other income, net	8,300	207
Total other expense, net	(2,267)	(10,806)

Income before income taxes	390,119	276,533
Income tax expense	(42,838)	(36,123)

Net income	$347,281	$240,410
Other comprehensive income
Foreign currency adjustment income	$2,495	$2,652

Earning per share – Basic and Diluted	$34.73	$24.04

Weighted average number of shares outstanding Ordinary shares – Basic and diluted	10,000	10,000

Dividend per share	$51.78	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RISE SMART GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022
(Expressed in U.S. Dollars)

	2023	2022
Cash flows from operating activities:
Net income	$347,281	$240,410

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	12,181	7,543
Amortization of operating lease right-of-use assets and interest of lease liabilities	33,530	33,571

Changes in operating assets and liabilities:
Tax expenses	42,838	36,123
Accounts receivable	(130,990)	(68,411)
Prepayments and other current assets	(224,022)	1,622
Accounts payable	33,961	(1,195)
Accrued expenses and other current liabilities	(29,034)	6,545
Right-of-use assets and operating lease liabilities	(36,402)	(34,497)
Net cash provided by operating activities	49,343	221,711

Cash flows from investing activities:
Purchases of property and equipment	—	(65,602)
Net cash used in investing activities	—	(65,602)

Cash flows from financing activities:
Proceeds from (repayment to) bank borrowings	(22,723)	(8,055)
Repayments from / (advance to) related parties	311,858	(228,565)
Net cash (used in) provided by financing activities	289,135	(236,620)

Foreign currency translation adjustment	2,533	2,466

Net change in cash and cash equivalents	341,011	(78,045)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	258,020	146,940

CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	$599,031	$68,895

Supplemental non-cash in investing and financing activities:
Payments of dividend to shareholders	$517,819	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RISE SMART GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Common stock		Accumulated Other Comprehensive Income/(Loss)	Retained earnings	Total shareholders’ equity
	Shares	Amount
Balance as of December 31, 2022	10,000	$10,000	$(1,547)	$560,081	$568,534
Net profit for the period	—	—	—	347,281	347,281
Foreign currency translation adjustments	—	—	2,495	—	2,495
Dividend declared during the period	—	—	—	(517,819)	(517,819)
Balance as of June 30, 2023	10,000	$10,000	$948	$389,543	$400,491
	Common stock		Accumulated Other Comprehensive Income/(Loss)	Retained earnings	Total shareholders’ equity
	Shares	Amount
Balance as of December 31, 2021	10,000	$10,000	$(2,169)	$46,021	$53,852
Net profit for the period	—	—	—	240,410	240,410
Foreign currency translation adjustments	—	—	2,652	—	2,652
Balance as of June 30, 2022	10,000	$10,000	$483	$286,431	$296,914

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Rise Smart Group Holdings Limited (the “Company”) was incorporated in the Cayman Islands on June 14, 2023, as a holding company of our business, which is primarily operated through our indirectly wholly-owned Operating Subsidiary, Rise Smart Holdings Limited, incorporated in Hong Kong, which we refer to as Rise Smart Hong Kong.

Rise Smart (HK) Limited was incorporated on June 29, 2023 under the laws of the British Virgin Islands, as an intermediate holding company.

Our Operating Subsidiary, Rise Smart Hong Kong, was founded in 2006 and is principally engaged in providing overseas studies consultancy services to local students who are seeking secondary education and higher education studies in the United Kingdom (“UK”), Australia, Canada, and New Zealand. We also provide other value-added services such as (i) tutoring services to students by cooperating with tutoring agencies to provide online tutoring services to students; and (ii) visa consultation services to facilitate customers’ development in the UK, Canada, and Australia.

Our subsidiary incorporated in the UK, Rise Smart Holdings Limited, incorporated in the UK, which we refer to as Rise Smart UK, was founded in 2020 and has not engaged in any business activity.

On June 14, 2023, the Company was incorporated in the Cayman Islands and was owned as to 8,012 shares, 990 shares, 499 shares and 499 shares by Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, respectively. On June 29, 2023, the Company incorporated a wholly-owned subsidiary, Rise Smart (HK) Limited, a limited company incorporated in the British Virgin Islands. On July 4, 2023, Rise Smart (HK) Limited entered into agreements with Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, pursuant to which Rise Smart (HK) Limited acquired 2,403,600 shares, 297,000 shares 149,700 shares and 149,700 shares of Rise Smart Hong Kong, our Hong Kong subsidiary, from Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, at the consideration of HK$80.12, HK$9.9, HK$4.99 and HK$4.99, respectively. On July 5, 2023, Rise Smart (HK) Limited entered into agreement with Mr. Kin Cho Li, pursuant to which Rise Smart (HK) Limited acquired the entire issued share capital of Rise Smart UK, our UK subsidiary, from Mr. Kin Cho Li at the consideration of 100 Great Britain Pounds. Subsequently our Hong Kong subsidiary and UK subsidiary are wholly-owned by Rise Smart (HK) Limited.

All Ordinary Share and per Ordinary Share amounts used elsewhere in this prospectus and the consolidated financial statements have been retroactively restated to reflect the Share Subdivision.

Prior to this Offering, our Company was 80.12% owned by Mr. Kin Cho Li, our Chief Executive Officer and Chairman, 9.90% by Mr. Wa Pang Cheong, 4.99% by Mr. Ho Fai Chan, and 4.99% by Mr. Yu Ming Tang.

The following diagram illustrates our organization structure prior to the Offering:

____________

Notes:

(1)      Rise Smart Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

(2)      Rise Smart (HK) Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiary and our UK subsidiary.

(3)      Rise Smart Holdings Limited, a Hong Kong company, is our Operating Subsidiary.

(4)      Rise Smart Holdings Limited, a UK company, is our subsidiary in the UK.

Description of subsidiaries

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Rise Smart (HK) Limited (“Rise Smart BVI”)	June 29, 2023	British Virgin Islands	100%	Investment holding
Rise Smart Holdings Limited (“Rise Smart HK)	January 9, 2006	Hong Kong	100%
Rise Smart Holdings Limited (“Rise Smart UK)	March 16, 2020	United Kingdom	100%

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying consolidated financial statements (“CFS”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Basis of Presentation and Consolidation

The accompanying unaudited condensed CFS have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC. The unaudited condensed CFS as of and for the six months ended June 30, 2023 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for the full year ending December 31, 2023. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2022 and 2021.

The unaudited condensed CFS include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of unaudited condensed CFS in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for doubtful accounts, the determination of the useful lives of property and equipment, impairment of

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

long-lived assets, allowance for deferred tax assets, operating lease right-of-use assets and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s unaudited condensed consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	June 30, 2023	December 31, 2022
Period-end spot rate	US$1=HK$7.83	US$1=HK$7.81
	Six months ended June 30, 2023	Six months ended June 30, 2022
Average rate	US$1=HK$7.84	US$1=HK$7.83

Fair Value of Financial Instruments

The fair value (“FV”) of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their FVs because of the short maturity of these instruments and market rates of interest.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, contract assets, contract costs, due from related parties, operating lease, prepayments and other current assets, accounts payable, contract liabilities, income tax payable, due to related parties, loan from related party, current maturities of long-term bank borrowings, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of June 30, 2023 and December 31, 2022 due to their short-term nature.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum of US$63,694 (HK$500,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for doubtful accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. For the six months ended June 30, 2023 and 2022, there was no allowance recorded as the Company considers all of the accounts receivable realizable.

Prepayments

Prepayments are advance payments made to service providers for future services. Prepayments are short-term and are reviewed periodically to determine if their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. For the six months ended June 30, 2023 and 2022, here was no allowance recorded as the Company considers all of the prepayments realizable.

Lease

The Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the unaudited condensed consolidated balance sheets.

The Company has assessed the following: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s unaudited condensed consolidated balance sheets. Please refer to Note 7 for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its unaudited condensed consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its unaudited condensed consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

During the six months ended June 30, 2023, the Company did not enter into new leases and did not recognize any additional ROU assets and operating lease liabilities in the unaudited condensed consolidated balance sheets.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Computer equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	5 years
Motor vehicles	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. For the six months ended June 30, 2023 and 2022, no impairment of long-lived assets was recognized.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were $7,393 and $1,513 for the six months ended June, 2023 and 2022, respectively.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended June 30, 2023 and 2022, there were no dilutive shares.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for unaudited condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions as of June 30, 2023 and 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

The Company accounts for related party transactions in accordance with FASB Accounting Standards Codification (ASC) Topic 850 (Related Party Disclosures). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

•        Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting pronouncements

On October 28, 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). ASU 2021-08 amends Accounting Standards Codification 805 (“ASC 805”) to require acquiring entities to apply

Topic 606 — Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities in a business combination. The Company early adopted the standard on January 1, 2022. The adoption of the standard did not have a material impact on the Company’s CFS.

On March 31, 2022, the SEC issued Staff Accounting Bulletin No. 121 (“SAB 121”). SAB 121 sets out interpretive guidance from the staff of the SEC regarding the accounting for obligations to safeguard crypto assets that an entity holds for its customers. Safeguarding is defined as taking actions to secure customer crypto assets and the associated cryptographic key information and protecting them from loss, theft, or other misuse. The guidance requires an entity to recognize a liability for the obligation to safeguard the users’ assets, and recognize an associated asset for the crypto assets safeguarded. Both the liability and asset should be measured initially and subsequently at the fair value of the crypto assets being safeguarded. The guidance also requires additional disclosures related to the nature and amount of

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

crypto assets that the entity is responsible for holding for its customers, with separate disclosure for each significant crypto asset, and the vulnerabilities the entity has due to any concentration in such activities. The adoption of the standard did not have a material impact on the Company’s CFS.

Accounting pronouncements pending adoption

On June 30, 2022, FASB issued Accounting Standards Update No. 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”). ASU 2022-03 clarifies that a contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security and is not included in the equity security›s unit of account. The standard requires specific disclosures related to equity securities that are subject to contractual sale restrictions, including (1) the FV of such equity securities reflected in the balance sheet, (2) the nature and remaining duration of the corresponding restrictions, and (3) any circumstances that could cause a lapse in the restrictions. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Company’s CFS.

The Company reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements is expected to cause a material impact on its CFS.

NOTE 3 — DISAGGREGATION OF REVENUE

The following is a disaggregation of the Company’s operating revenue by major source for the six months ended June 30, 2023 and 2022:

	2023	2022
Service income	$261,835	$276,024
Tutorial income	50,020	65,590
Commission income	762,109	400,106
	$1,073,964	$741,720

NOTE 4 — BUSINESS SEGMENT INFORMATION

Currently, the Company has two reportable business segments:

(i)     Education consultancy segment, mainly provides education consultancy services; and

(ii)    Tutorial segment, mainly provides tutorial services

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 4 — BUSINESS SEGMENT INFORMATION (cont.)

The table also includes a reconciliation of the disaggregated revenue with the reportable segments.

	For the Six Months Ended June 30, 2023
	Education Consultancy	Tutorial	Total
Revenue from external customers:
Service income	$261,835	$—	$261,835
Tutorial income	—	50,020	50,020
Commission income	762,109	—	762,109
Total revenue, net	1,023,944	50,020	1,073,964

Cost of revenue:
Service charge	(133,174)	—	(133,174)
Tutor and consultant fee	—	(19,374)	(19,374)
Staff cost	(68,524)	—	(68,524)
Commission fee	(142,783)	—	(142,783)
Total cost of revenue	(344,481)	(19,374)	(363,855)

Gross profit	679,463	30,646	710,109

Operating Expenses
Sales and marketing	(111,666)	—	(111,666)
General and administrative	(206,057)	—	(206,057)
Total operating expenses	(317,723)	—	(317,723)

Segment profit	$361,740	$30,646	$392,386
	For the Six Months Ended June 30, 2022
	Education Consultancy	Tutorial	Total
Revenue from external customers:
Service income	$276,024	$—	$276,024
Tutorial income	—	65,590	65,590
Commission income	400,106	—	400,106
Total revenue, net	676,130	65,590	741,720

Cost of revenue:
Service charge	(195,949)	—	(195,949)
Tutor and consultant fee	—	(27,028)	(27,028)
Staff cost	(60,221)	—	(60,221)
Commission fee	(5,672)	—	(5,672)
Total cost of revenue	(261,842)	(27,028)	(288,870)

Gross profit	414,288	38,562	452,850

Operating Expenses
Sales and marketing	(70,244)	—	(70,244)
General and administrative	(95,267)	—	(95,267)
Total operating expenses	(165,511)	—	(165,511)

Segment profit	$248,777	$38,562	$287,339

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 4 — BUSINESS SEGMENT INFORMATION (cont.)

The below revenues are based on the countries in which the customer is located. Summarized financial information concerning the geographic segments is shown in the following tables:

	For the Six Months Ended June 30,
	2023	2022
United Kingdom	$578,276	380,905
Australia	156,299	4,294
Hong Kong	309,273	341,614
Canada	28,842	14,907
United States of America	1,274	—
	1,073,964	741,720

Note 5 — PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	June 30, 2023	December 31, 2022
		(Audited)
Deposit	$23,887	$23,662
Prepayments	358,826	135,029
	$382,713	$158,691
Less: amount classified as non-current assets	—	—
Amount classified as current assets	$382,713	$158,691

Deposits include deposits to utilities companies such as telecommunication and electricity companies, and guarantee deposit to a service vendor that are refundable upon the termination of services. Prepayment represented the advance payment to suppliers and vendors and deferred IPO cost to professional parties.

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following:

	June 30, 2023	December 31, 2022
		(Audited)
Computer equipment	$16,051	$16,091
Furniture and fixtures	9,235	9,258
Leasehold improvements	32,951	33,035
Motor vehicles	64,191	64,354
Less: accumulated depreciation and amortization	(39,613)	(27,487)
Property and Equipment, net	$82,815	$95,251

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Components of accrued expenses and other current liabilities are as follows:

	June 30, 2023	December 31, 2022
		(Audited)
Accruals for operating expenses	$1,507	$28,411
Salaries payable	18,860	20,990
Total	$20,367	$49,401

NOTE 8 — BANK LOANS, SECURED

Components of bank borrowings are as follows:

		Interest rate	June 30, 2023	December 31, 2022
				(Audited)
HSBC – Loan 1	(1)	2.875%	$106,986	$108,408
HSBC – Loan 2	(2)	2.875%	114,901	115,191
HSBC – Loan 3	(3)	3.125%	375,200	396,211
			$597,087	$619,810
Less: current portion of long-term bank borrowings			(68,900)	(55,490)
Non-current portion of long-term bank borrowings			$528,187	$564,320

____________

(1)      On June 26, 2020, Rise Smart borrowed $115,420 (HK$900,000) as working capital for ten years at 2.875% under the loan agreement with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) signed on June 26, 2020. The loan was secured by personal guarantees from the director, Mr. Li Kin Cho of Rise Smart HK.

(2)      On December 28, 2020, Rise Smart borrowed $115,420 (HK$900,000) as working capital for ten years at 2.875% under the loan agreement with HSBC signed on January 5, 2021. The loan was secured by personal guarantees from the director, Mr. Li Kin Cho of Rise Smart HK.

(3)      On August 9, 2021, Rise Smart borrowed $410,383 (HK$3,200,000) as working capital for ten years at 3.125% under the loan agreement with HSBC signed on August 21, 2021. The loan was secured by personal guarantees from the director, Mr. Li Kin Cho of Rise Smart HK.

Interest expenses pertaining to the above bank borrowings for the six months ended June 30, 2023 and 2022 amounted to $ 10,042 and $8,736, respectively.

Maturities of the bank borrowings were as follows by years:

As of June 30, 2023
2024	$68,900
2025	71,013
2026	73,190
2027	75,434
2028 and thereafter	308,550
$597,087

As of the date of this report, a total of $67,717 of the bank borrowings as of June 30, 2023 has been repaid.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 9 — LEASES

Operating leases as lessee

The Company entered into operating leases primarily for office premises with lease terms generally 2 years. The Company follows Topic 842, using the modified-retrospective approach as discussed in Note 2, and as a result, recognized ROU asset and a lease liability. The Company uses a 5% rate to determine the present value of the lease payments. The remaining life of the lease was two years.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets.

The maturity of the Company’s lease obligations is presented below as of June 30, 2023:

2024	$75,163
2025	75,163
Total lease payments	150,326
Less: imputed interest	(7,553)
142,773
Present value of lease liabilities – current liabilities	(69,606)

Present value of lease liabilities – non-current liabilities	$73,167

Information relating to operating lease activities during the six months ended June 30, 2023 and 2022 are as follows:

	2023	2022
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	$—	$—

Operating lease expenses
Amortization of right-of-use assets	$33,530	$33,571
Interest of lease liabilities	525	2,277
Total operating lease expenses	$34,055	$35,848

NOTE 10 — SHAREHOLDERS’ EQUITY

Authorized stock

The Company’s authorized shares is 50,000 common shares with a par value of $1.

Cash dividend

On June 30, 2023, the Company declared an interim dividend of approximately HK$405.6 per share (equivalent to approximately $51.78 per share) with respect to the 10,000 issued shares of the Company or HK$4,056,000 (equivalent to $517,819) to the shareholders of the Company. The dividend declared by the Company was paid at the date these unaudited condensed CFS are issued.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 11 — INCOME TAX

For the six months ended June 30 2023 and 2022, the local (“United States of America”) and foreign components of income before income taxes were comprised of the following:

	2023	2022
Tax jurisdiction from:
– Local	$—	$—
– Foreign, including
British Virgin Islands (“BVI”)	—	—
Cayman Islands	—	——
Hong Kong	390,119	276,533

Profit before income taxes	$390,119	$276,533

The components of the income tax expense are as follows:

	2023	2022
Current
– Local	$—	$—
– Foreign	44,232	20,634

Deferred
– Local	—	—
– Foreign	(1,394)	15,489

Income tax expenses	$42,838	$36,123

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company mainly operates in Hong Kong that is subject to taxes in the jurisdictions in which they operate, as follows:

United States of America

Rise Smart is registered in the State of Delaware and is subject to the tax laws of United States of America. The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits in its income tax provision. The Company has not accrued or paid interest or penalties which were not material to its results of operations for the periods presented. Deferred tax asset is not provided for as the tax losses may not be able to carry forward after a change in substantial ownership of the Company.

For the six months ended June 30, 2023 and 2022, there was no operating income in the US.

BVI

Under the current BVI law, the Company’s subsidiaries registered in BVI are not subject to tax on income.

Cayman Islands

Under the current Cayman Islands law, the Company registered in Cayman Islands are not subject to tax on income.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 11 — INCOME TAX (cont.)

Hong Kong

The Company’s subsidiaries operating in Hong Kong are subject to the Hong Kong Profits Tax at the two-tiered profits tax rates from 8.25% to 16.5% on the estimated assessable profits arising in Hong Kong during the current year, after deducting a tax concession for the tax year. The reconciliation of income tax rate to the effective income tax rate for the six months ended June 30, 2023 and 2022 is as follows:

	2023	2022
Profit before income taxes	$390,119	$276,533
Statutory income tax rate	16.5%	16.5%
Income tax expense at statutory rate	64,370	45,629
Tax effect of non-deductible items	2,010	16,734
Tax effect of non-taxable items	(2,502)	(5,162)
Tax effect on two-tier tax regime	(21,040)	(21,078)
Income tax expense	$42,838	$36,123

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company:

	June 30, 2023	December 31, 2022
		(Audited)
Deferred tax liabilities:
Depreciation and amortization, from US tax regime	—	—
Cayman Islands tax regime	—	—
Hong Kong tax regime	5,679	7,159
Total deferred tax liabilities	5,679	7,159
Deferred tax liabilities , net	$5,679	$7,159

NOTE 12 — RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)     Mr. Li, Kin Cho, a director of Rise Smart.

(b)    Rise Smart Immigration Consultancy Limited, controlled by Mr. Li, Kin Cho.

(c)     Venus Ng Immigration Consultancy Limited, controlled by Mr. Li, Kin Cho.

a.      Due from related parties

As of June 30, 2023 and December 31, 2022, the balances of amount due from related parties were as follows:

		June 30, 2023	December 31, 2022
			(Audited)
Due from related parties
Mr. Li, Kin Cho (a)	(1)	$—	$800,769
Rise Smart Immigration Consultancy Limited (b)		—	499
Venus Ng Immigration Consultancy Limited (c)	(2)	—	1,114
Total		$—	$802,382

____________

(1)      The balances are advances to the director. These amounts are unsecured, interest-free and repayable on demand. The balances were repaid in June 2023.

RISE SMART GROUP HOLDINGS LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2023 AND 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 12 — RELATED PARTY BALANCE AND TRANSACTIONS (cont.)

(2)      The balance is advances to Rise Smart Immigration Consultancy Limited and Venus Ng Immigration Consultancy Limited for operational purposes. These amounts were unsecured, interest-free and repayable on demand. The balances were repaid in June 2023.

b.      Due to a related party

As of June 30, 2023 and December 31, 2022, the balances of prepayments to related parties were as follows:

		2023	2022
			(Audited)
Due to a related party
Mr. Li, Kin Cho (a)	(1)	$27,295	$—
Total		$27,295	$—

____________

(1)      The balance is advances for operating purposes. These amount is unsecured, interest-free and repayable on demand.

NOTE 13 — CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)     Major customers

For the periods ended June 30, 2023 and 2022, there was one and no single customer whose revenue exceeded 10% of total revenue.

(b)    Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(c)     Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to US$ on that date.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

As of June 30, 2023, the Company has no material commitments or contingencies.

NOTE 15 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company evaluated all events or transactions that occurred after June 30, 223, up through the date the Company issued the audited CFS.

Part II.
Information Not Required in Prospectus

Item 6.     Indemnification of Directors and Officers

We will enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We will enter into certain directors’ and officers’ liability insurance policies upon listing.

Item 7.     Recent Sales of Unregistered Securities

Prior to the date of this Prospectus, we issued certain number of Ordinary Shares to Mr. Kin Cho, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder. No underwriters were involved in these issuances of securities:

On June 14, 2023, the Company was incorporated in the Cayman Islands and Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, owned 8,012 shares, 990 shares, 499 shares, and 499 shares, respectively. On June 29, 2023, the Company incorporated a wholly-owned subsidiary, Rise Smart (HK) Limited, a limited company incorporated in the British Virgin Islands. On July 4, 2023, Rise Smart (HK) Limited entered into agreements with Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan, and Mr. Yu Ming Tang, pursuant to which Rise Smart (HK) Limited acquired 2,403,600 shares, 297,000 shares, 149,700 shares, and 149,700 shares of Rise Smart Hong Kong, our Hong Kong Operating Subsidiary, from Mr. Kin Cho Li, Mr. Wa Pang Cheong, Mr. Ho Fai Chan and Mr. Yu Ming Tang, at the consideration of HK$80.12, HK$9.9, HK$4.99, and HK$4.99, respectively. On July 5, 2023, Rise Smart (HK) Limited entered into an agreement with Mr. Kin Cho Li, pursuant to which Rise Smart (HK) Limited acquired the entire issued share capital of Rise Smart UK, our UK subsidiary, from Mr. Kin Cho Li at the consideration of 100 Great Britain Pounds. Subsequently our Hong Kong subsidiary and UK subsidiary are wholly-owned by Rise Smart (HK) Limited.

Item 8.     Exhibits and Financial Statement Schedules

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules were omitted because the information required to be set forth therein is not applicable or has been included in the CFS or notes thereto.

Item 9.     Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     If the registrant is relying on Rule 430B:

A.     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.      Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)    That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description
1.1***	Form of Underwriting Agreement
3.1*	Articles of Association of Rise Smart Group Holdings Limited
3.2*	Memorandum of Association of Rise Smart Group Holdings Limited
3.3***	Amended and Restated Articles of Association of Rise Smart Group Holdings Limited
3.4***	Amended and Restated Memorandum of Association of Rise Smart Group Holdings Limited
4.1***	Specimen Ordinary Share Certificate
5.1*	Opinion of Ogier as to the validity of the Ordinary Shares
8.1*	Opinion of Polaris Tax Counsel Regarding U.S. Tax Matters
8.2*	Opinion of David Fong & Co. Regarding Hong Kong Tax Matters
10.1*	Office Tenancy Agreement
10.2***	Form of Indemnification Agreement between Rise Smart Group Holdings Limited and its directors and executive officers
10.3***	Form of Employment Agreement between Rise Smart Group Holdings Limited and its CEO and Chairman, Kin Cho Li
10.4***	Form of Employment Agreement between Rise Smart Group Holdings Limited and its CFO, Ka Nung Wu
21.1*	List of Subsidiaries
23.1*	Consent of Wei Wei & Co
23.2***	Consent of Ogier
23.3*	Consent of David Fong & Co. (included in Exhibit 8.2)
23.4*	Consent of China Commercial Law Firm (included in Exhibit 99.2)
23.5*	Consent of Frost & Sullivan
24.1**	Power of Attorney (included in signature page to Registration Statement)
99.1**	Frost & Sullivan Report
99.2*	Opinion of China Commercial Law Firm regarding certain PRC matters
99.3*	Consent of Wang Wai Chen
99.4*	Consent of King Fui Lee
99.5**	Consent of San Man LENG
99.6***	Code of Business Conduct and Ethics of Rise Smart Group Holdings Limited
107***	Filing Fee Table

____________

*        Previously filed.

**      Filed herewith.

***    To be filed by amendment.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on this 4th day of December, 2023.

Rise Smart Group Holdings Limited

Name:	Kin Cho Li
Title:	Chairman and Chief Executive Officer

Name:	Ka Nung Wu
Title:	Chief Financial Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints Kin Cho Li and Ka Nung Wu, as his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, increasing the number of shares for which registration is sought, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such attorneys-in-fact and agents so acting deem appropriate, with the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairman and Chief Executive Officer	December 4, 2023
Name: Kin Cho Li	(Principal Executive Officer)
	Chief Financial Officer	December 4, 2023
Name: Ka Nung Wu	(Principal Financial Officer and Principal Accounting Officer)
	Independent Director	December 4, 2023
Name: Wang Wai Chen
	Independent Director	December 4, 2023
Name: King Fui Lee
	Independent Director	December 4, 2023
Name: San Man LENG

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in the City of New York, State of New York, on December 4, 2023.

Authorized U.S. Representative — Cogency Global Inc.
By:
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.